Table of Contents

This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on December __, 2022 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333- _______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

UNUSUAL MACHINES, INC.

(Exact name of registrant as specified in its charter)

Puerto Rico	3663	66-0927642
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

151 Calle De San Francisco
Ste 200 PMB 2106
San Juan, Puerto Rico 00901-1607

(787)-501-2048

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Brandon Torres Declet

151 Calle De San Francisco
Ste 200 PMB 2106
San Juan, Puerto Rico 00901-1607

(787)-501-2048

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael D. Harris, Esq.	Ross Carmel, Esq.
Constantine Christakis, Esq.	Carmel, Milazzo & Feil LLP
Nason, Yeager, Gerson, Harris & Fumero, P.A.	55 West 39th Street, 18th Floor
3001 PGA Boulevard	New York, NY 10018
Palm Beach Gardens, FL 33410	Telephone: (212) 658-0458
Telephone: (561) 644-2222

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information contained in this preliminary Prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. This Offering is contingent upon final approval of our Nasdaq listing.

SUBJECT TO COMPLETION, DATED DECEMBER ___, 2022

PRELIMINARY PROSPECTUS

______________ Shares

of Common Stock

Unusual Machines, Inc.

This is the initial public offering, or the “Primary Offering,” of ________ shares of common stock, par value $0.01 per share of Unusual Machines, Inc., a Puerto Rico corporation, on a firm commitment basis. This Prospectus also relates to the offering and resale (the “Secondary Offering,” and together with the Primary Offering, collectively, the “Offering”) by the selling stockholder identified herein (the “Selling Stockholder”) of up to 625,000 shares of our common stock (the “Conversion Shares”), which represents shares of common stock issuable upon conversion of a Senior Convertible Note in the principal amount of $2,500,000 (the “Senior Note”) that we will issue to the Selling Stockholder as part of the $18 million purchase price to acquire Fat Shark Holdings, Ltd. (“Fat Shark”) and Rotor Riot LLC (“Rotor Riot”) each of which are wholly-owned subsidiaries of the Selling Stockholder, which acquisition is referred to elsewhere in this Prospectus as the “Business Combination”. The Business Combination is described in this Prospectus under “The Business Combination.” The conversion price of the Senior Note is the lower of $4.00 and the per-share offering price in this Offering, and for purposes of the descriptions and amounts contained in this Prospectus we are assuming the conversion price of $4.00 per share. The shares of common stock issuable to the Selling Stockholder upon conversion of the Senior Note are referred to in this Prospectus as the “Conversion Shares.”

Alternatively, subject to the Company receiving sufficient proceeds in the Primary Offering, instead of the Selling Stockholder proceeding with the Secondary Offering the Company may instead use a portion of the proceeds received by it in the Primary Offering to repay the Senior Note. See “Use of Proceeds” and “The Selling Stockholder” for more information.

We will not receive any proceeds from the sale of the shares of common stock by the Selling Stockholder. The Selling Stockholder may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933. The Selling Stockholder has informed us that it does not currently have any agreement or understanding, directly or indirectly, with any person to distribute its shares of common stock, and is under no obligation to sell any shares of common stock issuable upon conversion of the Senior Note in the Secondary Offering. We have agreed to pay the expenses of the registration of the shares of common stock offered and sold under the Registration Statement by the Selling Stockholder. The Selling Stockholder will pay any underwriting discounts, commissions and transfer taxes applicable to the shares of common stock it sells.

Prior to this Offering, there has been no public market for our common stock. We expect that the initial public offering price will be between $____ and $____ per share. We intend to list the shares of our common stock on The Nasdaq Capital Market under the symbol “UMAC.” However, there is no assurance that the Offering will be closed and our common stock will begin trading on The Nasdaq Capital Market (“Nasdaq”).

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Upon the completion of this Offering, we will have ______ shares of common stock issued and outstanding, or ___________ shares of common stock if the underwriters exercise their over-allotment option in full. Each share of our common stock is entitled to one vote.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

		Per Share		Total
Initial public offering price	$		$
Underwriting discounts and commissions(1)	$		$
Proceeds to us, before expenses	$		$

(1)	Underwriting discounts and commissions do not include a non-accountable expense allowance equal to ____% of the initial public offering price payable to the underwriters. We refer you to “Underwriting” beginning on page ___ for additional information regarding underwriters’ compensation.

The underwriters are selling ________ shares of common stock (or _____ shares of common stock if the underwriters exercise their over-allotment option in full) in this Offering on a firm commitment basis. We have granted the underwriters an option, exercisable for 45 days following the effective date of this Prospectus, to purchase up to an additional ___ % of the shares of common stock offered in this Offering on the same terms solely to cover over-allotments. The Registration Statement of which this Prospectus is a part also covers the shares of common stock issuable upon the exercise of the underwriter’s over-allotment option. For additional information regarding our arrangement with the underwriters, please see “Underwriting” beginning on page 69.

The underwriters expect to deliver the shares to purchasers on or about ________ __, 2023.

Sole Book Running Manager

The date of this Prospectus is ________, 2023.

You should rely only on information contained in this Prospectus. We have not, and the underwriter has not, authorized anyone to provide you with additional information or information different from that contained in this Prospectus. Neither the delivery of this Prospectus nor the sale of our securities means that the information contained in this Prospectus is correct after the date of this Prospectus. This Prospectus is not an offer to sell or the solicitation of an offer to buy our securities in any circumstances under which the offer or solicitation is unlawful or in any state or other jurisdiction where the offer is not permitted.

For investors outside the United States: Neither we nor the underwriter has taken any action that would permit this Offering or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this Prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities covered hereby and the distribution of this Prospectus outside of the United States.

The information in this Prospectus is accurate only as of the date on the front cover of this Prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

No person is authorized in connection with this Prospectus to give any information or to make any representations about us, the securities offered hereby or any matter discussed in this Prospectus, other than the information and representations contained in this Prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us.

Neither we nor the underwriters have done anything that would permit this Offering or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourself about, and to observe any restrictions relating to, this Offering and the distribution of this Prospectus.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains, in addition to historical information, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that includes information relating to future events, future financial performance, strategies, business opportunities, expectations including our goals and projections with respect to the planned Business Combination, our anticipated operations and business strategy with respect to Fat Shark and Rotor Riot and the design, manufacture and sale of drone and drone-related products through those entities, projections and estimates for demand, growth and other metrics regarding drone products and the drone industry, future plans for and anticipated transactions and relationships with respect to our products and intellectual property portfolio and operations, our working capital needs, the planned use and sufficiency of the proceeds from this Offering, our further development and implementation of our business plan and our ability to locate sources of capital necessary to meet our business needs and objectives. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements.

In some cases, you can identify forward-looking statements by terminology, such as “may,” “should,” “would,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “continue,” “plan,” “potential” and similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this Prospectus or incorporated herein by reference.

You should read this Prospectus and the documents we have filed as exhibits to the Registration Statement, of which this Prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. You should not assume that the information contained in this Prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

Risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from those expressed or implied in our written or oral forward-looking statements may be found in this Prospectus under the heading “Risk Factors.”

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this Prospectus particularly our forward-looking statements, by these cautionary statements.

Industry and Market Data

This Prospectus contains estimates made, and other statistical data published, by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this Prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are inherently subject to a high degree of uncertainty and actual events or circumstances may differ materially from events and circumstances reflected in this information. We caution you not to give undue weight to such projections, assumptions and estimates. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

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PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this Prospectus. This summary is not intended to be complete and does not contain all of the information that you should consider in making your investment decision. You should carefully read this entire Prospectus, including our consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in this Prospectus before making an investment decision.

Unless the context otherwise requires, references to “we,” “our,” “us,” or the “Company” in this Prospectus means Unusual Machines, Inc., a Puerto Rico corporation.

Company Background

We are a Puerto Rico corporation, originally incorporated July 11, 2019, with our principal place of business in San Juan, Puerto Rico. Our principal corporate office is located at 151 Calle De San Francisco, Ste 200 PMB 2106 San Juan, Puerto Rico 00901-1607 and our telephone number is (787)-501-2048. Our corporate website is unusualmachines.com. Information on our website is not incorporated into this Prospectus.

The Company was incorporated in Puerto Rico under the name “Red Cat Motor Corporation” on July 11, 2019, before changing its name to “AerocarveUS Corporation” on October 20, 2020 and then to “Unusual Machines, Inc.” on July 5, 2022.

The Business Combination

On November 21, 2022, we entered into a Share Purchase Agreement (the “Purchase Agreement”) with Red Cat Holdings, Inc. (“Red Cat”) and Jeffrey Thompson, the founder and Chief Executive Officer of Red Cat, pursuant to which we agreed to purchase Red Cat’s consumer business consisting of Fat Shark and Rotor Riot. Fat Shark and Rotor Riot are in the business of designing and marketing consumer drones and first-person-view (“FPV”) goggles. Rotor Riot is also a licensed authorized reseller of consumer drones manufactured by third-parties. Under the terms of the Purchase Agreement, upon satisfaction of closing conditions including the affirmative vote of the shareholders of Red Cat and the closing of the Offering, Unusual will purchase from Red Cat its Rotor Riot and Fat Shark subsidiaries for $18 million in a combination of cash, a convertible note (referred to in this Prospectus as the “Senior Note”) and issuance of our Series A Convertible Preferred Stock (referred to in this Prospectus as the “Series A”). See “The Business Combination” for more information.

Business Overview

Simultaneous with the closing of this Offering, we will acquire Fat Shark Ltd., referred into in this Prospectus as “Fat Shark,” and Rotor Riot, LLC, referred into in this Prospectus as “Rotor Riot,” which are first-person view (“FPV”) drone technology market leaders. Because Unusual Machines is still in its development stage and has limited operations on a pre-transaction basis, the business-related and certain financial information in this Prospectus focuses on the business, products and operations of Fat Shark and Rotor Riot, which will entail the Company’s business focus following the acquisition. While each entity exists independently, their operations have been structured and developed to complement each other and operate largely in tandem, as the discussions contained elsewhere in this Prospectus describe in greater detail.

Fat Shark is the leader in FPV, designing and manufacturing ultra-low latency FPV video goggles for drone pilots, which it markets towards retail distributors including Rotor Riot. Rotor Riot is a rapidly growing e-commerce marketplace, backed by the largest community of FPV drone pilots in the world, and markets drones and drone-related products including Fat Shark goggles and competitor offerings, to end users of the drones and drone products including drone enthusiasts, hobbyists and competitive racers. Over the next two years, we expect that these businesses will continue to excel in the consumer FPV market, while expanding into new enterprise verticals like public safety and drone delivery. This is part of our vision to enable people to be part of the robotics revolution.

Headquartered in Puerto Rico, we intend to build both organically and through strategic acquisitions, by targeting companies within the highly fragmented drone industry that have valuable intellectual property, revenue generating customers, and exceptional teams.

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The Drone Industry

The drone industry has expanded beyond its military origin to become a powerful tool for businesses and popular recreational activity. We expect both of these markets to continue to grow. According to a study by Insider Intelligence, total global drone shipments are estimated to reach 2.4 million in 2023 – increasing at a 66.8% compound annual growth rate (CAGR). Drone growth is expected to occur across all industries: direct to consumer (DTC), public safety, and drone delivery. For example, Reporter Link compiled a report in 2021 that projected the drone services market is expected to surpass $60 billion by 2025, from approximately $4.4 billion in 2018. Spending on drones is projected to experience a CAGR of 33% through 2025 as reported by International Data Corporation. Market and Markets has projected that the small drone market will increase from 3.8 billion in 2022 to 6.2 billion by 2027, and a CAGR of 10.1% from to 2022 to 2027. The Federal Aviation Administration (the “FAA”) has forecasted a 300% increase in commercial drones from 2019 to 2023 as per businessinsider.com.

Accordingly, we will pursue strategic acquisition targets in the FPV drone technology space that have the potential to improve our own hardware and software solutions, rapidly grow our revenues, open new industry verticals, and integrate best in class intellectual property and teams. We believe that very promising, private companies (such as those we will likely target) are in many instances grossly underfunded and missing out on the ability to go public and bring their innovative products and solutions to a larger set of customers globally. Unlocking this potential will be key to industry consolidation and breaking the dominance of China in the drone industry. We stand at the forefront of this important trend.

Exclusively FPV

Fat Shark and Rotor Riot principally operate in the drone FPV segment of the industry. This segment focuses on drones piloted with wearable display devices. These are head mounted displays (“HMDs”) or goggles for drone pilots. These goggles give pilots FPV perspective to control their drone in flight. This is a unique experience where the pilot is interacting with an aircraft through visual immersion. In this augmented reality (AR), the pilot sees only what the drone sees, as if sitting in the pilot seat. This experience is accomplished by live streaming footage from a camera mounted on the nose of the drone directly into specially designed goggles worn by the pilot. The image is transmitted via radio (traditionally analog but increasingly digital) to the pilot. The drone remote control unit, the drone, and the FPV goggles are all interconnected via radio. This effect requires sophisticated electronics that transmit visual information with sufficient speed and reliability to allow pilot control over the drone in real-time. Pilots routinely achieve speeds of over 90 mph in racing and other mission critical applications.

There are three common categories of FPV flight – freestyle flight, racing, and aerial photography. In freestyle, the pilot navigates around obstacles focused on acrobatics and exploring the environment around the aircraft through the HMD. This type of flight can be used for public safety as well as package delivery. FPV racing describes a growing spectator sport where pilots fly their drones in competitions through a series of obstacles, flags, and gates in a racetrack. Aerial photography is the process of viewing and recording a subject matter from the air from the viewpoint of the pilot.

Plans for Growth, Development, and Expansion

We plan to strengthen our market position through continued revenue growth. In parallel, we are aggressively investing in the development or acquisition of FPV products and services that serve a broad set of industries including consumer, public safety, and drone delivery. Our business strategy includes (i) increasing our overall customer base with a superior product and rapid adoption; (ii) investing in new products and IP, beginning with the Fat Shark and Rotor Riot acquisitions, (iii) exploring and pursuing acquisitions of additional products, teams and technologies that complement and expand the functionality of the FPV goggles offered by Fat Shark and the inventory and marketing capabilities of Rotor Riot; (iv) expanding and growing our customer base and revenue streams from our existing customer base using a “land-and-expand” model that establishes initial relationships and grows those relationships through the provision of high quality products and services, (v) enhancing our products to improve the integration of third-party solutions; (vi) targeting underserved drone pilots as customers and as potential marketing partners, and (viii) seeking strategic partnerships and sponsorships with companies that want access to the FPV community.

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Risk Factors Summary

Our business and an investment in our common stock are subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks include:

•	Because the Company will have no operating history prior to its acquisition of Fat Shark and Rotor Riot, any investment in us is highly speculative.
•	Fat Shark and Rotor Riot have incurred net losses since their acquisition by Red Cat and may fail to achieve or maintain profitability.
•	If the proceeds of this Offering are insufficient to meet our working capital needs, and if we are then not able to obtain sufficient capital, we may be forced to limit the scope of our operations.
•	If we lose key personnel, it may adversely affect our business.
•	Conflicts of interest involving our management team and other parties could materially harm our business.
•	If we are unable to attract new customers or maintain and grow Fat Shark and Rotor Riot existing customer relationships in a manner that is cost-effective, our revenue growth could be slower than we expect and our business may be harmed.
•	Future operating results and key metrics may fluctuate significantly from period-to-period due to a wide range of factors, which makes our future results difficult to predict.
•	Our failure to effectively manage our growth could harm our business.
•	If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely affected.
•	We operate in an emerging and rapidly evolving industry which makes it difficult to evaluate our business and future prospects.
•	We face competition from larger companies that have substantially greater resources which challenges our ability to establish market share, grow the business, and reach profitability.
•	The development and manufacture of FPV goggles encompasses several complex processes and several steps of our production processes are dependent upon third party vendors, supply chains, the availability of printed circuit boards (PCBs), optics, and certain chips, and any change in availability of these components, manufacturing or design partners could result in delivery interruptions, which could adversely affect our operating results.
•	Several steps of our production processes are dependent upon certain critical machines and tools which could result in delivery interruptions and foregone revenues.
•	We may not be able to procure necessary key components for our products or may produce or purchase too much inventory.
•	Lack of long-term purchase orders and commitments from customers, and other factors such as seasonality and high fluctuation in revenue, may lead to a rapid decline in sales or make it difficult to evaluate us.
•	Our products require ongoing research and development and may experience technical problems or delays, which could lead the business to fail.
•	If we are involved in litigation, which may arise from intellectual property disputes, personal injury, property damage, regulatory violations other disputes, it could harm our business or otherwise distract management.
•	Our business is highly dependent upon our brand recognition and reputation, and the failure to maintain or enhance our brand recognition or reputation, including due to our high reliance on online and social media platforms, would likely adversely affect our business and operating results.
•	Future growth and ability to generate and grow revenue and achieve or maintain profitability may be adversely affected if our marketing initiatives are not effective in generating sufficient levels of brand awareness.
•	Future acquisitions could disrupt our business and adversely affect our operating results, financial condition and cash flows.
•	Product quality issues and a higher-than-expected number of warranty claims or returns could harm our business and operating results.
•	If third-party intellectual property infringement claims are asserted against us, it may prevent or delay our product development and commercialization efforts and have a material adverse effect on our business and future prospects.
•	We may depend on intellectual property rights including patent rights that have not yet been and may not be obtained by us, and our intellectual property rights and proprietary rights may not adequately protect our products.
•	If we lose our rights under our third-party technology licenses, our operations could be adversely affected.
•	Significant inflation could adversely affect our business and financial results.

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•	Failure to obtain necessary regulatory approvals from the FAA or other governmental agencies by us, our customers, or others who use our products, or limitations put on the use of unmanned aircraft systems, or “UAS,” in response to public privacy or safety concerns, may prevent us from expanding the sales of our drone solutions in the United States.
•	Rising threats of international tariffs, including tariffs applied to goods between the U.S. and China, may materially and adversely affect our business.
•	We are or may become subject to governmental export and import controls, economic sanctions and other laws and regulations that could subject us to liability and impair our ability to compete in international markets.
•	If we fail to comply with U.S. and foreign laws related to privacy, data security, and data protection, it could adversely affect our operating results and financial condition.
•	Any failures of or damage to, attack on or unauthorized access to our information technology systems or facilities or disruptions to our continuous operations, including the systems, facilities or operations of third parties with which we do business, such as resulting from cyber-attacks, could result in significant costs, reputational damage and limits on our ability to conduct our business activities.
•	Our management will have significant discretion over our use of the net proceeds from this Offering and we may use these proceeds in ways with which you may not agree.
•	Because the market price of shares of our common stock is subject to fluctuation, you may not be able to sell your common stock at the Offering price.
•	Because our public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.
•	Because our sole remedy under the Purchase Agreement in the event of any breaches of representations and warranties is to cancel some or all of the 450,000 shares of our common stock placed in escrow, the value of such shares maybe an insufficient remedy.
•	We will incur significant additional costs as a result of being a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.
•	Our failure to maintain effective disclosure controls and internal controls over financial reporting could have an adverse impact on us.
•	Because our common stock will be listed on Nasdaq, we will become subject to additional regulations and continued requirements.
•	Our Board of Directors may authorize and issue shares of new classes of stock that could be superior to or adversely affect current holders of our common stock.
•	If we raise capital in the future may dilute our existing stockholders’ ownership and/or have other adverse effects on us, our securities or our operations.
•	Common stock eligible for future sale may adversely affect the market.
•	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our common stock, the market price for our common stock and trading volume could decline.
•	We and our investors face the implications of our status as an emerging growth company under the federal securities laws and regulations.
•	We have never paid dividends and we do not expect to pay dividends for the foreseeable future

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Summary of the Offering

Common stock offered by the Company in the Primary Offering:	_________ shares of our common stock (_________ shares if the underwriters exercise their over-allotment option in full), on a firm commitment basis.
Conversion Shares Offered by the Selling Stockholder in the Secondary Offering

625,000 Conversion Shares issuable upon the conversion of the Senior Note The Selling Stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute its Conversion Shares. Alternatively, subject to the Company receiving sufficient proceeds in the Primary Offering, instead of the Selling Stockholder proceeding with the Secondary Offering the Company may instead use a portion of the proceeds received by it in the Primary Offering to repay the Senior Note. See “Use of Proceeds” and “The Selling Stockholder” for more information.

Shares of common stock outstanding prior to the Offering:	_________ shares
Shares of common stock outstanding after the Offering (1):	__________shares (________ shares if the underwriters exercise their over-allotment option in full), based on an assumed offering price of $4.10 per share.
Over-allotment option:

The underwriters have an option for a period of 45 days to purchase up to ____ additional shares, or an additional ___% of the shares of common stock offered in this Offering to cover over-allotments, if any.

Use of proceeds:	We estimate that we will receive net proceeds of approximately $_________ from our sale of shares of common stock in this Offering, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds of this Offering to pay the cash portion of the purchase price for the Business Combination, and for working capital and general corporate purposes. Additionally, if we receive sufficient proceeds, we may use up to $2.5 million of such proceeds to repay the Senior Note, in which case the Secondary Offering will not proceed. If the Secondary Offering does proceed, we will not receive any proceeds from the sale of Conversion Shares by the Selling Stockholder. See “Use of Proceeds” and “Selling Stockholder.”
Underwriter’s warrants:	We have agreed to issue warrants (the “Underwriter’s Warrants”) to purchase __________ (or five percent (5%)) shares of our common stock to Revere Securities, LLC, the representative of the underwriters. The Underwriter’s Warrants will be exercisable at any time, and from time to time, in whole or in part, during the five- year period commencing 180 days following the effective date of the registration statement of which this Prospectus is a part at an exercise price of $_______ (one hundred and ten percent (110%) of the public offering price per Share). See “Underwriting—Warrants” for a description of these warrants.
Potential sales to insiders:	It is possible that one or more of our directors or their affiliates or related parties could purchase common stock in this Offering; however, these person or entities may determine not to purchase any shares of common stock in this Offering, or the underwriters may elect not to sell any common stock in this Offering to such persons or entities.
Nasdaq symbol:	We plan to have the shares of common stock listed on the Nasdaq Capital Market under the symbol “UMAC” upon close of this Offering. We will not proceed with the Business Combination or this Offering unless our common stock is approved for listing on Nasdaq.
Risk factors:	Investing in our securities involves a high degree of risk and purchasers of our securities may lose their entire investment. See “Risk Factors” and the other information included and incorporated by reference into this Prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our securities.

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Summary Combined Pro Forma Financial Data

The following summary combined pro forma statements of operations for the years ended April 30, 2022 and 2021 and summary combined pro forma balance sheet data as of April 30, 2022 and 2021 have been derived from our unaudited combined pro forma financial statements included elsewhere in this Prospectus. The following summary combined pro forma statements of operations for the six months ended October 31, 2022 and 2021 and summary combined pro forma balance sheet data as of October 31, 2022 have been derived from our unaudited combined pro forma financial statements included elsewhere in this Prospectus. You should read this “Summary Combined Pro Forma Financial Data” section together with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Prospectus. Our financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

Pro Forma Balance Sheet Data	Six Months Ended October 31, 2022 (unaudited)	Fiscal Year Ended December 31, 2021 (unaudited)	Fiscal Year Ended December 31, 2020 (unaudited)
Cash and cash equivalents	$	$4,132,182	$151,746
Total assets	$	$22,621,559	$9,028,247
Total liabilities	$	$8,029,950	$3,198,253
Total shareholders’ equity	$	$14,591,609	$5,829,994

	Six Months Ended October 31,		Fiscal Year Ended April 30,
	2022	2021	2022	2021
Pro Forma Statements of Operations (unaudited)
Revenues	$	$	$4,656,961	$5,085,950
Gross Margin	$	$	$499,980	$1,086,538
Operating Loss	$	$	$1,964,790	$82,353
Other expense	$	$	$68,152	$51,770
Net loss	$	$	$2,032,942	$134,123

The Company will file a pre-effective amendment to the Registration Statement on Form S-1 to include in this Prospectus the unaudited interim financial statements of Fat Shark and Rotor Riot for the three- and six-month period ended October 31, 2022 and the related unaudited pro forma condensed combined financial statements which gives effect to the acquisition of Fat Shark and Rotor Riot by the Company for such periods.

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RISK FACTORS

Any investment in our securities involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this Prospectus before deciding whether to purchase our securities. Our business, financial condition and results of operations could be materially adversely affected by these risks if any of them actually occur. This Prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this Prospectus.

Risks Related to our Business and Financial Condition

Because the Company will have no operating history prior to its acquisition of Fat Shark and Rotor Riot, any investment in us is highly speculative.

We plan to acquire Fat Shark and Rotor Riot simultaneously with the closing of this Offering. Both companies have been operated by Red Cat since their acquisition by Red Cat in 2020. While we expect the management of each target to remain, no Red Cat officer is joining us. Our management team will be headed by our executive officers together with individuals from Fat Shark and Rotor Riot, and our operations going forward are therefore subject to ordinary integration risks where two companies and two cultures are combined. Further, we may not accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors facing us, and, therefore, we may fail to make accurate financial forecasts. Our current and future expense levels are based largely on our budgeted plans and estimates of future revenue. Similarly, if we are able to raise sufficient capital in this Offering or in future financing transactions, we may use a portion of the proceeds to acquire other operating businesses in our industry or in related industries to facilitate strategic growth and build our market presence and revenue potential. If we do acquire one or more businesses in the future, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which could then force us to curtail our business operations or plan of operations or acquisitions.

Additionally, our current revenue projections are based largely on customer and partner relationships and contracts that are still the subject of negotiation, the results of which remain uncertain. Additionally, Fat Shark and Rotor Riot currently operate as subsidiaries of Red Cat, a holding company of drone-related businesses, which also holds two drone businesses that market products for government, industrial and military applications in addition to its consumer-focused product offerings which we will acquire through Fat Shark and Rotor Riot. Therefore, in addition to having no experience as a public company, our new operations will be subject to the risk of a lack of diversification, as today we are limited to drone products designed for consumer or recreational use rather than military or industrial applications. In the future, we may diversify our products beyond the consumer and recreational use but the timeline and success of those efforts are uncertain. Our new subsidiaries will lack the support they previously had in terms of their product development and production efforts, as they can no longer access the more vertically integrated resources that were available to them at Red Cat. The risk of this occurring will intensify if a recession occurs in the U.S. or global economy, as our future business is aimed at consumers whose spending patterns will likely decline as a result of inflation and the prospect of an economic downturn.

Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations, integration and growth process. Due to these contingencies, we may be unable to achieve or maintain profitability in some or all of our business segments in a timely manner or at all, in which case you could lose all or some of your investment.

Fat Shark and Rotor Riot have incurred net losses since their acquisition by Red Cat and may fail to achieve or maintain profitability.

Since their acquisition by Red Cat in 2020, Fat Shark and Rotor Riot incurred net losses for each reported quarter with the exception of Fat Shark which reported a small net income in the quarter ended July 31, 2022. Further, Unusual Machines was formed in July 2019 and have not conducted any active business. Following our acquisition of Fat Shark and Rotor Riot, their operations will constitute our business. Further, each of Fat Shark and Rotor Riot had lower revenues and higher net losses in fiscal year 2022 compared to fiscal year 2021, and generally experience fluctuating revenue as a result of recurring seasonal sales cycles. We will need to generate higher revenues and control operating costs in order to attain profitability. There can be no assurances that we will be able to do so or to reach profitability.

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We expect to continue to incur losses for the foreseeable future and we expect costs to increase in future periods as we expend substantial financial and other resources on, among other things:

•	researching, developing, producing and distributing new products;

•	sales and marketing, which will require time before these investments generate sales results;

•	general and administrative expenditures, including significantly increasing expenses in accounting and legal fees related to the increase in the sophistication and resources required for public company compliance and other needs arising from the growth and maturity of the Company;

•	competing with other companies that are currently in, or may in the future enter, the markets in which we compete;

•	maintaining high customer satisfaction and ensuring product and service quality;

•	developing our indirect sales channels and strategic partner network;

•	maintaining the quality of our technology infrastructure;

•	establishing and increasing market awareness of our Company and enhancing our brand;

•	maintaining compliance with applicable governmental regulations and other legal obligations, including those related to intellectual property and drones; and

•	attracting and retaining top talent in a competitive labor market.

These expenditures may not result in additional revenue or the growth of our business in the manner or to the extent anticipated or intended or at all. If following the acquisition of Fat Shark and Rotor Riot, we fail to grow revenue or to achieve or sustain profitability, our business, financial condition, results of operations, and prospects could be materially adversely affected and the market price of our common stock could be adversely affected.

If the proceeds of this Offering are insufficient to meet our working capital needs, and if we are then not able to obtain sufficient capital, we may be forced to limit the scope of our operations.

We expect that the net proceeds of this Offering after payment to Red Cat will be sufficient to meet our working capital needs. However, our future business is aimed at consumers who face inflation and the prospect of a recession. Accordingly, we may require substantial additional working capital. The expected use of net proceeds of this Offering represents our current intentions based upon our present plan and business conditions. As of the date of this Prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this Offering. We will have broad discretion in the application of the net proceeds in the category of working capital and general corporate purposes, including acquisitions, and to fund ongoing operations and expansion of our business, and investors will be relying on our judgment regarding the application of the net proceeds of this Offering other than payments to Red Cat. Depending on the outcome of our business activities and other unforeseen events, our plans and priorities may change and we may apply the net proceeds of this Offering in different proportions than we currently anticipate.

There can be no assurance that our businesses will reach profitability. If adequate additional debt and/or equity financing is not available on reasonable terms or at all, then we may not be able to continue to develop our business activities, and we will have to modify our business plan. These factors could have a material adverse effect on our future operating results and our financial condition.

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Our ability to raise financing through sales of equity linked securities depends on general market conditions and the demand for our common stock. We may be unable to raise adequate capital through sales of equity linked securities, and if our stock price is lower than the Offering price at the time of such sales, our existing stockholders could experience substantial dilution. Debt transactions often include restrictive covenants that could limit our ability to engage in strategic transactions, acquire complimentary businesses, or adjust to changing market environments as quickly or efficiently as we otherwise would or at all. Further, if adequate financing is not available or is unavailable on acceptable terms, we may find we are unable to fund our planned expansion, continue offering the Fat Shark and Rotor Riot products, take advantage of acquisition opportunities, develop or enhance or products, or to respond to competitive pressures in the industry which may jeopardize our ability to continue operations.

If we lose key personnel, it may adversely affect our business.

Our future success depends in large part on the continued contributions of our executive officers, members of senior management and other key personnel, particularly Brandon Torres Declet, our Chief Executive Officer and Chairman of the Board. As more fully described elsewhere in this Prospectus, Mr. Declet’s leadership, knowledge and experience in the drone industry is expected to be crucial to our business plan and any future successes and progress we experience. The loss of Mr. Declet’s services would therefore materially adversely affect our business and prospects. We have “key person” insurance in place for Mr. Declet but not for any other officers or employees. Our executive officers, senior management and key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason and without notice. The loss of any of our key management personnel could significantly delay or prevent the achievement of our development and strategic objectives and adversely affect our business.

Conflicts of interest involving our management team and other parties could materially harm our business.

Our management team on which we heavily depend are or may become involved in other endeavors giving rise to conflicts of interests that are adverse to the Company. For example, Brandon Torres Declet, our Chief Executive Officer has business interests in ventures that operate in the drone industry outside our Company. See “Management and Board of Directors.” These arrangements could cause Mr. Declet to be unable or decline to devote sufficient time and attention to our Company at the expense of these other ventures, and/or to face a conflict of interest, financial or otherwise, adverse to us and in favor of these other ventures. Accordingly, from time-to-time our management may not devote their full time and attention to our affairs, which could have a material adverse effect on our operating results, and there can be no assurance that other conflicts of interest will not arise from their other business ventures, any of which could materially and adversely impact our business. Other members of our management team and Mr. Jeffrey Thompson and Thomas Walker, members of our Board of Directors also have significant roles and interests in other drone companies, which pose similar threats to us as those described as to Mr. Declet.

In addition, the primary contract manufacturer for Fat Shark headsets is Shenzhen Fat Shark Co Ltd. (the “Supplier”), a company located in China which is majority-owned by Molly Mo, who is the wife of Greg French, founder and former owner of Fat Shark prior to its acquisition by Red Cat. These relationships could result in Mr. French diverting his time, resources and corporate opportunities to this other entity rather than the Company. The Company expects to procure Mr. French’s services as a consultant of Fat Shark in connection with the Business Combination.

Finally, Rotor Riot offers a variety of drone products through its website, which includes a number of product offerings from competitors in the drone industry. While these relationships have enabled us to generate revenue, by virtue of their involvement in the sale of drones and drone-related products these customers also have interests that are adverse to ours, and may determine to reduce their expenditures on our products in the future and/or to vertically integrate their operations to reduce or eliminate their reliance on our products.

Any of the foregoing developments could result in materially adverse consequences to our Company, results of operations and financial condition.

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If we are unable to attract new customers or maintain and grow Fat Shark and Rotor Riot existing customer relationships in a manner that is cost-effective, our revenue growth could be slower than we expect and our business may be harmed.

To increase our revenue following the acquisition of Fat Shark and Rotor Riot, we must add new customers, upsell to our existing customers, enhance our products with features that set us apart from our competitors, and effectively develop and market new products that enable us to maintain and expand our brand and market share. Demand for our products is affected by a number of factors, many of which are beyond our control. Additionally, the projections and estimates about the future success and growth of the drone industry and demand for drone-related products such as ours, including those referenced elsewhere in this Prospectus, could prove to be incorrect, in which case our results of operations and prospects will decline. For example, if a recession, we expect that consumer spending, particularly for non-essential goods such as our drone products which are largely focused on recreational uses, may decline, limiting our ability to attract or maintain a sufficient customer base to achieve or maintain the revenue we seek in the development and sale of our products. Even if we do attract customers, the cost of new customer acquisition may prove so high as to prevent us from achieving or sustaining profitability.

Our future success also depends on our ability to increase the use of our products and solutions within and across our existing customers and future customers. While we believe there is a significant opportunity to further expand within Fat Shark and Rotor Riot’s existing customer base, including due to our planned employment of a “land-and-expand” business model in which we plan to establish relationships with new customers and grow those relationships over time by providing high quality products and services, our growth prospects depend on our ability to persuade customers to buy more product, and if we fail to do so, our business goals and prospects may not be achieved to the extent sought or anticipated or at all.

Future operating results and key metrics may fluctuate significantly from period-to-period due to a wide range of factors, which makes our future results difficult to predict.

Our operating results and key metrics could vary significantly from quarter-to-quarter as a result of various factors, some of which are outside of our control, including:

•	the expansion or contraction of our customer base and the amount of product ordered;

•	the size, duration and terms of our contracts with both existing and new customers, including distributors we contract with particularly as to Fat Shark’s sale of FPV goggles;

•	seasonality of sales at Rotor Riot which generally has experienced higher sales volumes in October – December than in other three-month periods as a result of holiday purchases and its e-commerce focus;

•	sales cycles which fluctuate and often include delays between the end of one product or solution’s cycle and the launch of a new product or solution to replace or supplement the prior offering, which for example significantly impacts Fat Shark’s sales as it improves upon and launches new products and shifts focus away from older products;

•	the introduction of products and product enhancements by competitors, and changes in pricing for products offered by us or our competitors;

•	customers delaying purchasing decisions in anticipation of new products or product enhancements by us or our competitors or otherwise;

•	changes in customers’ budgets;

•	the amount and timing of payment for expenses, including infrastructure, research and development, sales and marketing expenses, employee benefit and stock-based compensation expenses;

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•	costs related to the hiring, training and maintenance of our employees;

•	continued impact from COVID-19, including any long-term or pervasive effects of the virus;

•	supply chain issues particularly with the current COVID-19 resurgence in China and Fat Shark’s reliance on one related party Chinese supplier;

•	political unrest affecting our relationship with China and future tariffs;

•	our lack of a long-term agreement with our suppliers which can affect the availability of parts and future costs;

•	changes in laws and regulations or other regulatory developments that impact our business;

•	the timing and extent of the growth of our business; and

•	general economic and political conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers operate.

Any one of these or other factors discussed elsewhere in this Prospectus may result in fluctuations in our operating results, meaning that quarter-to-quarter comparisons may not necessarily be indicative of our future performance.

Our failure to effectively manage our growth could harm our business.

Other than our Agreement with Red Cat to acquire Fat Shark and Rotor Riot, we have no operating business. Businesses, including development stage companies such as ours which often grow rapidly, may have difficulty managing their growth. These challenges are exacerbated in circumstances such as ours following a recent acquisition of operating businesses. We intend to expand the number and types of products we sell as we grow, if and as capital becomes available. Further, because of our reliance on consumer spending which depends on novelty and social trends, and the rapid and constant technologically advancements that characterize our industry, we are subject to periodic sales cycles, and we will therefore need to replace and regularly introduce on a timely basis new products and technologies, enhance existing products, and effectively stimulate customer demand for new products and upgraded or enhanced versions of our existing products. Similarly, because our product offerings are largely dependent on others’ drone-related products and activities, we may need to adjust or update as third parties advance or alter their technology and activities. If we are able to successfully develop, produce and market our products, we will likely need to incur additional expenditures and expand our personnel with additional employees and consultants who are capable of providing the necessary support. We cannot assure you that our management will be able to manage our growth effectively or successfully. Our failure to meet these challenges could cause us to lose money, and your investment could be lost.

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The replacement and expansion of our products is expected to place a significant strain on our management, operations and engineering resources. Specifically, the areas that are strained most by these activities include the following:

•	New Product Launches: With the changes in and growth of our product portfolio, we will experience increased complexity in coordinating product development, manufacturing, and shipping. As this complexity increases, it places a strain on our ability to accurately coordinate the commercial launch of our products with adequate supply to meet anticipated customer demand and effectively market to stimulate demand and market acceptance. We may experience delays in our operations or product development or production efforts. If we are unable to scale and improve our product launch coordination, we could frustrate our customers and reduce or delay product sales;

•	Existing Products Impacted by New Introductions: The introduction of new products or product enhancements may shorten the life cycle of our existing products, or replace sales of some of our current products, thereby offsetting the benefit of even a successful product introduction and may cause customers to defer purchasing our existing products in anticipation of the new products and potentially lead to challenges in managing inventory of existing products. We may also provide price protection to some of our retailers as a result of our new product introductions and reduce the prices of existing products. Granting these rights exposes us to greater risk of operational losses, as they limit our ability to react and adapt to changing economic conditions, such as rising costs caused by supply chain shortages. If we fail to effectively manage new product introductions, our revenue and ability to become profitable may be harmed; and

•	Forecasting, Planning and Supply Chain Logistics: With the changes in and growth of our product portfolio, we will experience increased complexity in forecasting customer demand, in planning for production, and in transportation and logistics management. If we are unable to scale and improve our forecasting, planning, production, and logistics management, we could frustrate our customers, lose product sales or accumulate excess inventory.

The drone industry relies on limited sources to supply certain components and materials used in the manufacturing of drones. Our intention is to purchase certain components from suppliers based in the United States, which may lead us to pay higher prices, or select parts from a more limited number of suppliers relative to our competitors, which would adversely impact our gross margin and operating results. Our operating results could be materially, adversely impacted if our suppliers do not provide the critical components used to assemble our products on a timely basis, at a reasonable price, and in sufficient quantities.

Our ability to meet customer demand depends, in part, on our ability to obtain timely and adequate delivery of components for our products. All of the components that go into the manufacturing are sourced from third-party suppliers.

Some of the key components used to manufacture our products come from a limited or single source of supply, or by a supplier that could potentially become a competitor. Our contract manufacturers generally purchase these components on our behalf from approved suppliers. We are subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our products. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules.

If we lose access to components from a particular supplier or experience a significant disruption in the supply of products and components from a current supplier, we may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all, and our business could be materially and adversely affected. In addition, if we experience a significant increase in demand for our products, our suppliers might not have the capacity or elect not to meet our needs as they allocate components to other customers. Developing suitable alternate sources of supply for these components may be time-consuming, difficult and costly, and we may not be able to source these components on terms that are acceptable to us, or at all, which may adversely affect our ability to meet our development requirements or to fill our orders in a timely or cost-effective manner. Identifying a suitable supplier is an involved process that requires us to become satisfied with the supplier’s quality control, responsiveness and service, financial stability, labor and other ethical practices, and if we seek to source materials from new suppliers, there can be no assurance that we could do so in a manner that does not disrupt the manufacture and sale of our products.

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Our reliance on single source, or a small number of suppliers involves a number of additional risks, including risks related to supplier capacity constraints, price increases, timely delivery, component quality, failure of a key supplier to remain in business and adjust to market conditions, delays in, or the inability to execute on, a supplier roadmap for components and technologies; and natural disasters, fire, acts of terrorism or other catastrophic events, including global pandemics.

We do not own or operate any manufacturing facilities. Certain components and services necessary for the manufacture of our products are available from only a limited number of sources, and other components and services are only available from a single source. Our relationship generally is on a purchase order basis and these firms do not have a contractual obligation to provide adequate supply or acceptable pricing to us on a long-term basis. These suppliers could discontinue sourcing merchandise for us at any time. If any of these suppliers were to discontinue its relationship with us, or discontinue providing specific products to us, and we are unable to contract with a new supplier that can meet our requirements, or if they or such other supplier were to suffer a disruption in their production, we could experience disruption of our inventory flow, a decrease in sales and the possible need to re-design our products. Any such event could disrupt our operations and have an adverse effect on our business, financial condition and results of operations. Several new and alternative suppliers have begun offering components suitable for use in our products. With new tooling and electronics, any one of these alternative components could be incorporated into our products but our costs could be higher, they may offer less performance, and, as a result, make our products too costly and less desirable.

If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely affected.

Our future success depends in part on our ability to identify, attract, integrate and retain highly skilled technical, managerial, sales and other personnel, particularly as we attempt to expand our operations and further develop and market our products. We face intense competition for a limited number of qualified individuals with the requisite skills and experience from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do. These companies also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. In addition, as we move into new geographies, we will need to attract and recruit skilled personnel in those areas. We have limited experience with recruiting in geographic areas outside of the United States, and may face additional challenges in attracting, integrating and retaining international employees. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, our business will be adversely affected. Additionally, the Company will operate out of multiple locations including Florida and Puerto Rico subjecting it to local labor market conditions.

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Risks Related to Our Sale of Drone-Related Products and Operations in the Drone Industry.

We operate in an emerging and rapidly evolving industry which makes it difficult to evaluate our business and future prospects.

The drone industry is relatively new and is growing rapidly. As a result, it is difficult to evaluate our business and future prospects. We cannot accurately predict whether, and even when, demand for our products will increase, if at all. The risks, uncertainties and challenges encountered by companies operating in emerging and rapidly growing industries include:

•	generating sufficient revenue to cover operating costs and sustain operations;

•	acquiring and maintaining market share;

•	attracting and retaining qualified personnel;

•	successfully developing and commercially marketing new products;

•	complying with development regulatory requirements;

•	the possibility that favorable estimates or projections prove to be incorrect;

•	responding effectively to changing technology, evolving industry standards, and changing customer needs or requirements; and

•	accessing the capital markets to raise additional capital, on reasonable terms, if and when required to sustain operations or to grow the business.

As such, our current expectations and projects about future events and trends may be different from the actual results. Furthermore, if we are unable to address any of the above challenges successfully, our business, financial condition, results of operations, and prospectus may be adversely affected by such failure.

We face competition from larger companies that have substantially greater resources which challenges our ability to establish market share, grow the business, and reach profitability.

The drone industry is attracting a wide range of significantly larger companies which have substantially greater financial, management, research and marketing resources than we have. The drone hardware and parts and components spaces are dominated by larger Chinese companies such as SZ DJI Technology Company, Ltd and T-Motor. With respect to our FPV products, current and potential future competitors also include a variety of established, well-known diversified consumer electronics manufacturers such as Samsung, Sony, LG Electronics (LGE), HTC, Lenovo, Epson, Yuneec, Boscam, Eachine, Walkera, SkyZone, MicroLED and large software and other products companies such as Alphabet Inc. (Google), Microsoft, Facebook and Snap. The large number of smaller and/or private companies focused on drone solutions also have competitive advantages over us which we may struggle overcome, particularly as we seek to further establish and grow our customer base. Our competitors may be able to provide customers with different or greater capabilities than we can provide, including technical qualifications, pricing, and key technical support. Many of our competitors may utilize their greater resources to develop competing products and technologies, leverage their financial strength to utilize economies of scale and offer lower pricing, and hire more qualified personnel by offering more generous compensation packages. On the other hand, other small business competitors may be able to offer more cost competitive solutions or may be able to adapt more quickly to market developments due to lower overhead costs, leveraging of their professional relationships and networks, geographic or specialty focuses or greater flexibility inherent in smaller operations and a lower number of personnel.

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Among product and service features that drive competition in our industry are breadth of product line, quality and durability of products, stability, reliability and reputation of the provider, along with cost. Quantity discounts, price erosion, and rapid product obsolescence due to technological improvements are therefore common in our industry as competitors strive to retain or expand market share. The Company’s ability to compete effectively will depend on, among other things, the Company’s pricing models, quality of customer service, development of new and enhanced products and services in response to customer demands and changing technology, reach and quality of sales and distribution channels and capital resources. Competition could lead to an inability to sustain sales levels, a reduction in the rate at which the Company adds new customers, a decrease in the size of the Company’s market share and a decline in its customers and revenue. In order to secure sales, we may have to offer comparable products and services at lower pricing which could adversely affect our operating margins. Our inability to compete effectively against these larger companies could have a material adverse effect on our business, financial condition and operating results.

The development and manufacture of FPV goggles encompasses several complex processes and several steps of our production processes are dependent upon third party vendors, supply chains, the availability of printed circuit boards (PCBs), optics, and certain chips. Any change in availability of these components, manufacturing or design partners could result in delivery interruptions, which could adversely affect our operating results.

As we continue to develop our products, we must progress through the complex and challenging processes involved in the technology and designs on which Fat Shark and Rotor Riot products are founded. Fat Shark and Rotor Riot rely on third party suppliers for the resources needed to navigate these processes and expect to continue to rely on such parties when we reach the manufacturing and marketing stages. Our reliance on third-party manufacturers and service providers will entail risks to which we may not be subject if our future operations were more vertically integrated, including:

•	the ongoing supply chain shortages, and any future supply chain and logistics challenges that we or our vendors may face in the future, including due to the reliance on lithium-ion batteries and other materials for our products;

•	the inability to meet any product specifications and quality requirements consistently;

•	a delay or inability to procure or expand sufficient manufacturing capacity;

•	discontinuation or recall of products or component parts;

•	manufacturing and product quality issues related to scale-up of manufacturing;

•	costs and validation of new equipment and facilities required for scale-up;

•	a failure to comply with applicable regulatory and safety standards in the U.S. and foreign markets in which we or our collaborators operate;

•	the inability to negotiate manufacturing and service agreements with third parties under commercially reasonable terms;

•	the possibility of breach or termination or nonrenewal of agreements with third parties in a manner that is costly or damaging to us;

•	we do not always execute definitive written agreements with our vendors, particularly those located in China, which exposes us to possible disputes concerning the existence or terms of our agreements and our intellectual property rights;

•	the reliance on a few sources, and sometimes, single sources for raw materials and components, such that if we cannot secure a sufficient supply of these product components, we cannot manufacture and sell products in a timely fashion, in sufficient quantities or under acceptable terms;

•	the lack of qualified backup suppliers for any raw materials currently purchased from a small number of source suppliers;

•	operations of our third-party manufacturers, suppliers or service providers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the party;

•	carrier disruptions or increased costs beyond our control;

•	possible misappropriation of our proprietary technology; and

•	failing to deliver products under specified storage conditions and in a timely manner.

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Given our early stages, our product technology and manufacturing processes are evolving which can result in production challenges and difficulties. We may be unable to produce our products in sufficient quantity and quality to maintain existing customers and attract new customers. In addition, we may experience manufacturing problems which could result in delays in delivery of orders or product introductions. Any of these events could lead to production and marketing delays or failure or impact our ability to successfully commercialize our products. If we fail to contract with third parties on favorable terms, coordinate with and supervise their services and contributions to our processes, and leverage those relationships to deliver quality products in a timely manner to customers, we could experience reductions or delays in revenue, reputational harm and diminished brand recognition, higher than expected expenses, or other adverse developments that would materially harm our business.

Several steps of our production processes are dependent upon certain critical machines and tools which could result in delivery interruptions and foregone revenues.

Fat Shark currently has no equipment redundancy to manufacture our products, meaning we will rely on a limited number of machines to perform a large quantity of steps in the manufacturing and assembly processes. Rotor Riot is limited by the number of personnel it has on staff to assemble custom drones. This may, among other things, delay delivery timelines or reduce our revenue and accounts receivable, and/or force us to rely more heavily on third parties to meet customer deadlines or volume demands, either of which will adversely affect our results of operation and ability to achieve and maintain profitability. If we experience any significant disruption in manufacturing, a serious failure of a critical piece of equipment, or an inability to hire personnel, we may be unable to supply products to our customers in a timely manner. Interruptions in our manufacturing could be caused by us or our partners including but not limited to equipment problems, the introduction of new equipment into the manufacturing process or delays in the delivery of new manufacturing equipment. Lead-time for delivery, installation, testing, repair and maintenance of manufacturing equipment can be extensive. We can provide no assurances that we will not lose potential sales or be able to meet production orders due to future production interruptions in our manufacturing lines.

We may not be able to procure necessary key components for our products or may produce or purchase too much inventory.

The drone industry, and the electronics industry as a whole, can be subject to business cycles. During periods of growth and high demand for products, we may not have adequate supplies of inventory on hand to satisfy customers’ needs. Furthermore, during these periods of growth, our suppliers may also experience high demand and, therefore, may not have adequate levels of the components and other materials that the Company requires to manufacture products so that it can meet customers’ needs. Our inability to secure sufficient components to produce products for customers, or similar challenges faced by the drone manufactures we serve, could negatively impact our sales and operating results. We may choose to mitigate this risk by increasing the levels of inventory for certain key components assuming we have available cash resources. Increased inventory levels can increase the potential risk for excess and obsolescence should our forecasts fail to materialize or if there are negative factors impacting our customers’ end markets. Such a risk becomes especially prevalent during a recession and market downturn. If we purchase too much inventory, we may have to record additional inventory reserves or write-off the inventory, which could have a material adverse effect on our gross margins and on its results of operations.

We may not be able to keep pace with technological advances; and we depend on advances in technology by other companies.

The drone industry in general, and the market for the sale of drone hardware and component parts in particular, continues to undergo significant changes, primarily due to technological developments. Because of the rapid growth and advancement of technology, shifting consumer tastes and the popularity and availability of other forms of activities, it is impossible to predict the overall effect these factors could have on potential revenue from, and profitability of the drone industry. The development of both drone-related software and hardware is a costly, complex and time-consuming process, and investments in product development often involve a long wait until a return, if any, can be achieved on such investment. We might face difficulties or delays in the development process that will result in our inability to timely offer products that satisfy the market, which might allow competing products to emerge during the development and certification process. We anticipate making significant investments in research and development relating to our products and technology, but such investments are inherently speculative and require substantial capital expenditures. Any unforeseen technical obstacles and challenges that we encounter in the research and development process could result in delays in or the abandonment of product commercialization, may substantially increase development costs, and may negatively affect our results of operations. In the time it takes to develop or improve upon a product, that product may become obsolete.

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It is impossible to predict the overall effect these factors could have on our ability to compete effectively in a changing market, and if we are not able to keep pace with these technological advances, then our revenues, profitability and results from operations may be materially adversely affected. It is impossible to predict the overall effect these factors could have on our ability to compete effectively in a changing market, and if we are not able to keep pace with these technological advances, then our revenues, profitability and results of operations may be materially adversely affected. However, if we struggle to adapt to an industry-shifting technological advancement or competitor offerings that render our products relatively less attractive or obsolete, including due to competitive pressures we face relative to other drone companies, it could have a material adverse effect on our business.

Further, we rely on and will continue to rely on components of our products that are developed and produced by other companies over which we have limited control. The commercial success of certain of our planned future products will depend in part on advances in these and other technologies by other companies, and our ability to procure them from such third parties in a timely manner and on economically feasible terms. We may, from time-to-time, contract with and support companies developing key technologies in order to accelerate the development of such products for our specific uses. Such activities might not result in useful technologies or components for us.

Lack of long-term purchase orders and commitments from customers may lead to a rapid decline in sales.

Customers issue purchase orders or use our e-commerce site solely at their own discretion, often shortly before the requested date of shipment. Both our distributor relationships through Fat Shark and our online sales through Rotor Riot entail short-term contracts under which customers are generally able to cancel orders (without penalty) or delay the delivery of products on relatively short notice, regardless of whether or not we are in default under our agreements. The online business involves retail customers who are not likely to be repeat customers unless a need arises for updated hardware or software solutions offered by us, which may not occur on a frequent basis, resulting in lack of reliable recurring revenue in that part of our business. In addition, current customers may decide not to purchase products for any reason. If those customers do not continue to purchase products, sales volume could decline rapidly with little or no warning.

We cannot rely on long-term purchase orders or commitments to protect from the negative financial effects of a decline in demand for products. Fat Shark and Rotor Riot typically plan production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. Fat Shark resellers issue purchase orders but they have options to reschedule or pay cancellation fees. The uncertainty of product orders makes it difficult to forecast sales and allocate resources in a manner consistent with actual sales. Moreover, expense levels and the amounts invested in capital equipment and new product development costs are based in part on expectations of future sales and, if expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls. As a result of lack of long-term purchase orders and purchase commitments, and long product development lead times, we may experience a rapid decline in sales.

As a result of these and other factors, investors should not rely on revenues and operating results for any one quarter or year as an indication of future revenues or operating results. If quarterly revenues or results of operations fall below expectations of investors or public market analysts, the price of the common stock could fall substantially.

Our products require ongoing research and development and may experience technical problems or delays, which could lead the business to fail.

Our future research and development efforts will remain subject to all of the risks associated with the development of new products based on emerging and innovative technologies, including, for example, unexpected technical problems or the possible insufficiency of funds for completing development of these products. If technical problems or delays arise, further improvements in products and the introduction of future products could be adversely impacted, and we could incur significant additional expenses and the business may fail. Additionally, we may deploy significant capital or human resources towards developing or improving upon a product, only for such efforts to fail to yield the results we hoped for or intended, which would materially adversely affect our financial condition. This is an acute risk given the relatively new and evolving nature of the drone industry, and constant entrance of new market participants attempting to compete with us. Similarly, if we invest in product research and development efforts and a competitor brings a similar product to market before us, or alleges an infringement of their intellectual property, our ability to market the product or compete effectively could be lost. Any such development could materially harm our business.

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If we are involved in litigation, it could harm our business or otherwise distract management.

If we become a party to a substantial, complex or extended litigation, it could cause us to incur large expenditures and could distract management. For example, lawsuits by licensors, consumers, employees or stockholders or litigation with federal, state or local governments or regulatory bodies could be very costly and disrupt business. As described elsewhere in these Risk Factors, our operations and products, as well as those of our customers, collaborators and product end-users, come with the inherent possibility of lawsuits arising from product liability, property damage and personal injury, breach of contract and product warranty claims, intellectual property infringement, regulatory violations and sanctions, and data privacy issues, any of which can result in costly and time-consuming litigation which would divert our limited human and capital resources and could cause other adverse impacts on our business such as reputational harm and loss of future business. While disputes from time-to-time are not uncommon, we may not be able to resolve such disputes on terms favorable to us which could have a material adverse impact on our results of operations and financial condition.

Among other things, claims could be brought against us if use and misuse of our products causes, personal injury or death. If a consumer causes damage to a person or property using our drone, we as a reseller of the drone could be sued for selling an allegedly defective product. The possibility that the foregoing events occur from events involving our products is particularly high, because we supply technology used in the operation of drones which is relatively novel and are frequently operated at high speeds and altitudes, and often in densely populated areas and/or by individuals who lack a high level of experience operating them. These characteristics increase the probability that injury or damage to personal property might occur, even absent a defect. Additionally, because Fat Shark’s products are used as ancillary or supplemental components of a drone’s functions, we may become involved in disputes arising from a third party’s actions or products that utilize its technology, even if we were not the direct cause of the issue. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources.

Product liability claims might be brought against us by customers, civilians or private entities or others using or otherwise coming into contact with our products. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. Regardless of merit or eventual outcome, product liability claims may cause:

•	impairment of our business reputation;

•	costs due to related litigation especially since we do not have product liability insurance;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to claimants or civil penalties imposed by governments;

•	regulatory scrutiny and product recalls, withdrawals or labeling, marketing or promotional restrictions; and

•	decreased demand for our products.

We anticipate the risk of product liability and other claims related to our products and their uses will grow as our products begin to be used. We are unable to predict if we will be able to obtain or maintain insurance for such claims. Insurance coverage is becoming increasingly expensive. We do not have such insurance and we may not be able to obtain at a reasonable cost or in sufficient amounts to protect us against losses due to liability. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, would adversely affect our results of operations and business.

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Our business is highly dependent upon our brand recognition and reputation, and the failure to maintain or enhance our brand recognition or reputation, including due to our high reliance on online and social media platforms, would likely adversely affect our business and operating results.

We believe that maintaining and enhancing Fat Shark and Rotor Riot brand identity, and our reputation are critical to our relationships with customers and strategic partners and to our ability to attract new customers and strategic partners. We also believe that the importance of our brand recognition and reputation will continue to increase as competition in our market continues to develop. Our success in this area will depend on a wide range of factors, some of which are beyond our control, including the following:

•	the efficacy of our marketing efforts;

•	our ability to obtain new customers and retain and/or expand sales or upsell to existing customers;

•	our ability to maintain high customer satisfaction;

•	the quality and perceived value of our products;

•	our ability to obtain, maintain and enforce patents and trademarks and other indicia of origin, including those we expect to obtain through the acquisition of Fat Shark and Rotor Riot, will be critical to our business plan;

•	our ability to successfully differentiate from competitors’ products;

•	actions of competitors and other third parties;

•	our ability to provide customer support and professional services;

•	positive or negative publicity;

•	litigation or regulatory related developments.

Any of the foregoing developments or an inability to navigate these or other challenges to establish and grow our brand recognition and current and future product popularity could materially adversely affect us.

In addition, particularly with respect to Rotor Riot, we are highly dependent on online social media platforms such as Facebook, Instagram and YouTube to advertise our products, market our brand and develop and maintain customer loyalty. Each of these platforms requires that users adhere to strict terms and conditions governing content, communications and other activities on their platform, which are generally heightened for commercial uses such as ours. If we or third parties such as drone pilots who Rotor Riot uses to market our products online fail to adhere to these requirements, we could be limited, restricted or banned from some or all uses, which would materially adversely affect our business.

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Future growth and ability to generate and grow revenue and achieve or maintain profitability may be adversely affected if our marketing initiatives are not effective in generating sufficient levels of brand awareness.

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing efforts, including our ability to:

•	create awareness of brands and products;

•	convert awareness into actual product purchases;

•	effectively manage marketing costs (including creative and media) in order to maintain acceptable operating margins and return on marketing investment; and

•	successfully offer to sell products or license technology to third-party companies for sale.

Planned marketing expenditures are unknown and may not result in increased total sales or generate sufficient levels of product and brand name awareness. We may not be able to manage marketing expenditures on a cost-effective basis.

Future acquisitions could disrupt our business and adversely affect our operating results, financial condition and cash flows.

We may make acquisitions that could be material to our business, operating results, financial condition and cash flows. Our ability as an organization to successfully acquire and integrate technologies or businesses is unproven. Acquisitions involve many risks, including the following:

•	an acquisition may negatively affect our operating results, financial condition or cash flows because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

•	We may incur substantial costs and deploy a significant amount of time and other resources towards a prospective transaction that does not close, either of which could materially harm our financial condition;

•	we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, contracts, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

•	an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

•	an acquisition may result in a delay or reduction of customer purchases for both us and the company we acquired due to customer uncertainty about continuity and effectiveness of service from either company;

•	we may encounter difficulties in, or may be unable to, successfully sell any acquired products;

•	an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

•	the potential strain on our financial and managerial controls and reporting systems and procedures;

•	potential known and unknown liabilities associated with an acquired company, including due to a non-disclosure or failure to identify such liabilities during the due diligence process prior to closing an acquisition;

•	if we incur debt to fund such acquisitions, such debt may subject us to material restrictions on our ability to conduct our business as well as financial maintenance covenants;

•	the risk of impairment charges related to potential write-downs of acquired assets or goodwill in future acquisitions;

•	to the extent that we issue a significant amount of equity or convertible debt securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease; and

•	managing the varying intellectual property protection strategies and other activities of an acquired company.

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We may not succeed in addressing these or other risks or any other problems encountered in connection with the integration of any acquired business. The inability to successfully integrate the business, technologies, products, personnel or operations of any acquired business, or any significant delay in achieving integration, could have a material adverse effect on our business, operating results, financial condition and cash flows.

Product quality issues and a higher-than-expected number of warranty claims or returns could harm our business and operating results.

The products that we sell could contain defects in design or manufacture. There can be no assurance we will be able to detect and remedy all defects in the hardware we sell, which could result in product recalls, product redesign efforts, loss of revenue, reputational damage and significant warranty and other remediation expenses. Similar to other mobile and consumer electronics, our products have a risk of overheating in the course of usage or upon malfunction. Any such defect could result in harm to property or in personal injury. If we determine that a product does not meet product quality standards or may contain a defect, the launch of such product could be delayed until we remedy the quality issue or defect. The costs associated with any protracted delay necessary to remedy a quality issue or defect in a new product could be substantial.

Fat Shark and Rotor Riot generally provide a one-year warranty on all of our products, except in certain European countries where it can be two years for some consumer-focused products. The occurrence of any material defects in our products could expose us to liability for damages and warranty claims in excess of our current reserves, and we could incur significant costs to correct any defects, warranty claims or other problems. In addition, if any of our product designs are defective or are alleged to be defective, we may be required to participate in a recall campaign. In part due to the terms of our warranty policy, any failure rate of our products that exceeds our expectations may result in unanticipated losses. Any negative publicity related to the perceived quality of our products could affect our brand image and decrease retailer, distributor and consumer confidence and demand, which could adversely affect our operating results and financial condition. Further, accidental damage coverage and extended warranties are regulated in the United States at the state level and are treated differently within each state. Additionally, outside of the United States, regulations for extended warranties and accidental damage vary from country-to-country. Changes in interpretation of the regulations concerning extended warranties and accidental damage coverage on a federal, state, local or international level may cause us to incur costs or have additional regulatory requirements to meet in the future in order to continue to offer our support services. Our failure to comply with past, present and future similar laws could result in reduced sales of our products, reputational damage, penalties and other sanctions, which could harm our business and financial condition.

Estimated future product warranty claims may be based on a variety of factors including the expected number of field failures over the warranty commitment period, the term of the product warranty period, and the costs for repair, replacement and other associated costs. Because of the foregoing or other contingencies, these estimates could prove to be incorrect, such that our warranty obligations are higher than anticipated. Our warranty obligations may be affected by product failure rates, claims levels, material usage and product re-integration and handling costs. Should actual product failure rates, claims levels, material usage, product re-integration and handling costs, defects, errors, bugs or other issues differ from original estimates, we could end up incurring materially higher warranty or recall expenses than we anticipate, which would materially adversely affect our business.

Risks Related to Intellectual Property Protection

If third-party intellectual property infringement claims are asserted against us, it may prevent or delay our product development and commercialization efforts and have a material adverse effect on our business and future prospects.

Companies in the consumer electronics, wireless communications, semiconductor, AI, IT, and display industries steadfastly pursue and protect intellectual property rights, often times resulting in considerable and costly litigation to determine the validity of patents and claims by third parties of infringement of patents or other intellectual property rights. Other companies may hold or obtain patents or inventions or other proprietary rights in technology necessary for our business. If we are forced to defend against infringement claims, we may face costly litigation, diversion of technical and management personnel, and product shipment delays, even if the allegations of infringement are unwarranted.

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Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing product development and sales. As the consumer electronics and drone industries expand and more patents are issued, the risk increases that our current and future products may be subject to claims of infringement of the patent rights of third parties. Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to inventions, materials, engineering designs, or methods of manufacture related to the design, use or manufacture of our products. Because patent applications can take many years to issue, there may be patent applications currently pending that may later result in patents that our products may infringe upon. Third parties may obtain patents in the future and claim that use of our technologies or those of third parties with which our technologies are integrated infringes on these patents. If any third-party patents were to be held by a court to cover the manufacturing process of any of our products, or any of the characteristics or related components thereof, the holders of any such patents may be able to block our ability to commercialize such product unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were to be held by a court to cover aspects of our or our customers’ or strategic partners’ products or processes, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making intellectual property claims against us may obtain injunctive or other equitable relief, which could block our ability to further develop and commercialize one or more of our products. Defense of these claims, regardless of their merit, involves substantial litigation expense and diversion of our management’s attention from our business.

If we are unsuccessful in defending against patent infringement claims in any jurisdiction where such a dispute arises, our products could be found to infringe on the intellectual property rights of others. If a claim of infringement against us succeeds, we may have to pay substantial damages, possibly including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. The financial harm caused by any such development with respect to intellectual property disputes and litigation will be heightened to the extent we do not possess, acquire or maintain adequate insurance coverage for these contingencies now or in the future. Further, if there is a successful claim of infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, or if we are required to cease using one or more of our business or product names due to a successful trademark infringement claim against us, it could materially adversely affect our business.

We may depend on intellectual property rights including patent rights that have not yet been and may not be obtained by us, and our intellectual property rights and proprietary rights may not adequately protect our products.

Our commercial success will depend substantially on the ability to obtain patents and other intellectual property rights and maintain adequate legal protection for products in the United States and other countries. We will be able to protect our intellectual property from unauthorized use by third parties only to the extent that these assets are covered by valid and enforceable patents, trademarks, copyrights or other intellectual property rights, or are effectively maintained as trade secrets. With the closing of this Offering, 12 issued patents, including four issued in the United States, and nine pending patent Applications, including two pending in the United States will be assigned to the Company (directly or through its acquisition of Fat Shark and Rotor Riot) by UAV Patent Corp. (“UAV”) a wholly-owned subsidiary of Red Cat, in each case with a non-exclusive, non-sublicensable royalty free perpetual license back to UAV for Red Cat and its present and future subsidiaries to make, use and sell products subject to such assigned patents and applications solely with respect to military and defense drone applications. See “Business - Intellectual Property” for more information.

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We will apply for patents covering our products, services, technologies, and designs, as we deem appropriate. We may fail to apply for patents on important products, services, technologies or designs in a timely fashion, or at all. We do not know whether, and there can be no assurance that, any of our patent applications will result in the issuance of any patents. Even if patents are issued, they may not be sufficient to protect our products, technologies, or designs. Our existing and future patents may not be sufficiently broad to prevent others from developing competing products, technologies, or designs. Intellectual property protection and patent rights outside of the United States, particularly in China, are even less predictable. As a result, the validity and enforceability of patents cannot be predicted with certainty. Moreover, we cannot be certain whether:

•	we were the first to conceive, reduce to practice, invent, or file the inventions covered by each of our issued patents and pending patent applications;

•	others will independently develop similar or alternative products, technologies, services or designs or duplicate any of our products, technologies, services or designs;

•	any patents issued to us will provide us with any competitive advantages, or will be challenged by third parties;

•	we will develop additional proprietary products, services, technologies or designs that are patentable; or

•	the patents of others will have an adverse effect on our business.

The patents we own or license and those that may be issued to us in the future may be challenged, invalidated, rendered unenforceable or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. Moreover, third parties could practice our inventions in territories where we do not have patent protection or in territories where they could obtain a compulsory license to our technology where patented. Such third parties may then try to import products made using our inventions into the United States or other territories. We cannot ensure that any of our pending patent applications will result in issued patents, or even if issued, predict the breadth, validity and enforceability of the claims upheld in our and other companies’ patents. Further, patents have a limited lifespan. In the United States, the natural expiration of a patent is 20 years after it is filed, although various extensions may be available. The life of a patent, and the protection it affords, is limited. When the patent life has expired for a product, we will become vulnerable to competition from competitors attempting to replicate the technology that was formerly patent protected. Further, if we encounter delays such as due to regulatory approvals, the time during which we will be able to market and commercialize a product under patent protection could be reduced.

Unauthorized parties may attempt to copy or otherwise use aspects of our processes and products that we regard as proprietary. While we plan to enter into written agreements with certain of our employees and consultants with terms designed to protect our intellectual property rights, there cannot be any assurance that these provisions will provide us the protection sought. Further, any third parties with whom we do not execute such agreements, such as certain of our suppliers, could attempt to dispute our intellectual property rights or misappropriate our technology or trade secrets. Policing unauthorized use of our proprietary information and technology is difficult and can be costly, and our efforts to do so may not prevent misappropriation of our technologies. We may become engaged in litigation to protect or enforce our patent and other intellectual property rights or in International Trade Commission proceedings to abate the importation of goods that would compete unfairly with our products and, if unsuccessful, these actions could result in the loss of patent or other intellectual property rights protection for the key technologies on which our business strategy depends.

We also rely in part on unpatented proprietary technology, and others may independently develop the same or similar technology or otherwise obtain access to our unpatented technology. We plan to require employees, contractors, consultants, financial advisors, suppliers, and strategic partners to enter into confidentiality and intellectual property assignment agreements (as appropriate), but these agreements may not provide sufficient protection for our trade secrets, know-how or other proprietary information.

The laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions including China, we may be unable to protect our products, services, technologies and designs adequately against unauthorized third-party copying, infringement or use, which could adversely affect our competitive position. To protect or enforce our intellectual property rights, we may initiate proceedings or litigation against third parties. Such proceedings or litigation may be necessary to protect our trade secrets or know-how, products, technologies, designs, brands, reputation, likeness, authorship works or other intellectual property rights. Such proceedings or litigation also may be necessary to determine the enforceability, scope and validity of the proprietary rights of others. Any proceedings or lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Additionally, we may provoke third parties to assert claims against us, which could invalidate or narrow the scope of our own intellectual property rights. We may not prevail in any proceedings or lawsuits that we initiate and the damages or other remedies awarded, if any, may be commercially valuable. The occurrence of any of these events may adversely affect our business, financial condition and operating results.

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We will register for certain of our trademarks in several jurisdictions worldwide. In some jurisdictions where we will apply to register our trademarks, other applications or registrations may exist for the same, similar, or otherwise related products or services. If we are not successful in arguing that there is no likelihood of confusion between our marks and the marks that are the subject of the other applications or registrations owned by third parties, our applications may be denied, preventing us from obtaining trademark registrations and adequate protection for our marks in the relevant jurisdictions, which could impact our ability to build our brand identity and market our products and services in those jurisdictions. Whether or not our application is denied, third parties may claim that our trademarks infringe their rights. As a result, we could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of our brand in the United States or other jurisdictions.

Even in those jurisdictions where we are able to register our trademarks, competitors may adopt or apply to register similar trademarks to ours, may register domain names that mimic ours or incorporate our trademarks, or may purchase keywords that are identical or confusingly similar to our brand names as terms in Internet search engine advertising programs, which could impede our ability to build our brand identity and lead to confusion among potential customers of our products and services. If we are not successful in proving that we have prior rights in our marks and arguing that there is a likelihood of confusion between our marks and the marks of these third parties, our inability to prevent these third parties from using may negatively impact the strength, value and effectiveness of our brand names and our ability to market our products and prevent consumer confusion.

If we lose our rights under our third-party technology licenses, our operations could be adversely affected.

Our current or future products may depend in part on technology rights licensed from third parties. We could lose our exclusivity or other rights to use the technology under our licenses if we fail to comply with the terms and performance requirements of the licenses. In addition, certain licensors may terminate a license upon our breach and have the right to consent to sublicense arrangements. If we were to lose our rights under any of these licenses, or if we were unable to obtain required consents to future sublicenses, we could lose a competitive advantage in the market, and may even lose the ability to commercialize certain products or technologies completely. Either of these results could substantially decrease our revenues.

Further, to the extent we need to obtain licenses from third parties to advance our research and development efforts or commercialize or improve upon our products, we may fail to obtain these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize those products, which could harm our business significantly.

The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to develop and commercialize our products. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater hardware or software development, production and commercialization capabilities. We may not be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding product candidates that we may seek to acquire, in which case our business could be harmed.

Significant inflation could adversely affect our business and financial results.

The high rate of inflation and resulting pressures on costs and pricing of business such as ours focused on the manufacture and sale of electronics products could adversely impact our business and financial results. Inflation can adversely affect us by increasing our operating costs, including by increasing the costs of materials, freight and labor, which have already been under pressure due to supply chain constraints and the effects of the COVID-19 pandemic. Further, in the U.S. the Federal Reserve has responded by increasing interest rates to combat inflation, however such increases may result in a reduced demand for our products and/or an economic downturn. In a highly inflationary environment, or any recession or economic downturn that may result, we may be unable to adjust our business is a manner that adequately addresses these challenges, and these developments could materially adversely affect our business, results of operations and financial condition.

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Risks Related to Government Regulation of Our Operations and Industry

Failure to obtain necessary regulatory approvals from the FAA or other governmental agencies by us, our customers, or others who use our products, or limitations put on the use of unmanned aircraft systems, or “UAS,” in response to public privacy or safety concerns, may prevent us from expanding the sales of our drone solutions in the United States.

The regulation of UAS and drone solutions and component parts such as those we offer is subject to substantial change, with regulators including potential alterations, enhancements and additions to existing laws and regulations, and the ultimate treatment is uncertain. A substantial majority of our products are subject to drone-related regulations enforced by the FAA, either directly or due to their inclusion in UAS offered by third parties. Further, even if some of our operations or products are not directly subject to such regulations, Fat Shark’s customers’ operations of UAS that includes our products and technology are subject to those regulations, and their failure to comply will adversely affect our ability to sell to them in the future. Further, adverse regulatory actions such as enforcement proceedings affecting customers and other third parties with which we do business can also adversely affect us, even if the violation or harm alleged did not arise from our conduct or products. Generally, under current FAA regulations the failure to register a UAS, including model aircraft, in accordance with these rules may result in regulatory and criminal sanctions. The FAA may assess civil penalties up to $33,333. Criminal penalties include fines of up to $250,000 and/or imprisonment for up to three years. However, the FAA and other government bodies and agencies are considering changes to address the drone industry, which is relatively new and rapidly evolving. For more information on the laws and regulations applicable to us and our industry, as well as recent developments involving such laws and regulations and their actual and potential impact on us, see “Business – Government Regulations.” In addition, there exists public concern regarding the privacy and safety implications of the use of UAS. This concern has included calls to develop explicit written policies and procedures establishing usage limitations. We cannot assure you that the response from regulatory agencies, customers and privacy advocates to these concerns will not delay or restrict the adoption of UAS and related products and technologies in certain markets. These developments, and any additional regulatory or other burdens imposed on our business and industry due to public health and safety or other concerns presently faced by the drone industry, could harm us and our customers and suppliers by increasing compliance costs and restricting our operations and product offerings and uses, which could materially adversely affect us.

Rising threats of international tariffs, including tariffs applied to goods between the U.S. and China, may materially and adversely affect our business.

We are heavily dependent on Chinese imports for our products and operations. For example, a substantial majority of Rotor Riot’s products are manufactured, directly and indirectly, using Chinese vendors. In addition, Fat Shark’s principal contract manufacturer is located in China. Rising threats of international tariffs, including tariffs applied to goods traded between the U.S. and China, could materially and adversely affect our business and results of operations. Since the beginning of 2018, there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding the possibility of instituting tariffs on the foreign imports of certain materials and products. During this trend, the U.S. and China imposed tariffs or announced proposed tariffs to be applied in the future to certain of each other’s exports. Beginning in 2019, the former Trump administration imposed tariffs on imports of electronics products, including drones and component parts, of up to 25%. These tariffs apply to the vast majority of Rotor Riot’s and Fat Shark’s respective inventory, and Rotor Riot has in the past been, and either or both entities may in the future be, forced to implement price increases to adjust to the higher costs of production and sale, which imposes the risk of reduced demand for such products and lower sales and resulting revenue. Further, we do not know if the Biden administration will implement any, or alter current tariffs, in a manner adverse to us. These tariffs or any further costs or restrictions imposed on products that we import, could require us to raise our prices, which may result in the loss of customers and harm our business, particularly since we rely on consumer spending and our products a are typically considered non-essential, and purchases are therefore highly price sensitive.

In addition, changes in political conditions in China and changes in the state of China-U.S. relations, including any tensions relating to potential military conflict between China and Taiwan, are difficult to predict and could adversely affect the operations or financial condition of the Company. In addition, because of our involvement in the Chinese market, any deterioration in political or trade relations might cause a public perception in the U.S. or elsewhere that might cause our business to become less attractive. Such an impact could adversely affect our revenues and cash flows.

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We are or may become subject to governmental export and import controls, economic sanctions and other laws and regulations that could subject us to liability and impair our ability to compete in international markets.

While we understand Fat Shark and/or Rotor Riot have had minimal sales outside of the U.S., we expect to seek to market our products outside of the U.S. The U.S. and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies. Our products are subject to U.S. export controls, including the Commerce Department’s Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department’s Office of Foreign Assets Controls, and exports of our products must be made in compliance with these laws. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of products and services to countries, governments, and persons targeted by U.S. sanctions. Even though we take precautions to prevent our products from being provided to targets of U.S. sanctions, our products, including our firmware updates, could be provided to those targets or provided by our customers despite such precautions.

Further, the manufacture and sale of our products in certain states and countries may subject us to environmental and other regulations. For example, many of Fat Shark and Rotor Riot’s products rely on electricity generated by lithium-ion batteries, which implicate a variety of environmental and other regulations designed to control the production, use, and transportation of hazardous materials such as lithium and other components and minerals deployed in these batteries. In addition, the increasing global focus on climate change, including greenhouse gas (“GHG”) emissions, has resulted in legislative and regulatory efforts to address the causes and impacts of climate change, and any new and more strict laws and regulations to reduce GHG emissions and address other aspects of climate change, including carbon taxes, cap and trade programs, GHG reduction requirements, requirements for the use of green energy, and changes in procurement requirements, may result in increased operational and compliance obligations, which could adversely affect our financial condition and results of operations.

Our failure to obtain required import or export approval or to comply with other applicable domestic or international laws and regulations for our products or operations could harm our international and domestic sales and adversely affect our revenue, or could subject us to costly proceedings, penalties or damages and negative publicity.

If we fail to comply with U.S. and foreign laws related to privacy, data security, and data protection, it could adversely affect our operating results and financial condition.

We, either directly or through our customers, collaborators or end-users of our products, are or may become subject to a variety of laws and regulations regarding privacy, data protection, and data security. This includes the European Union’s (“EU”) General Data Protection Regulation (the “GDPR”) as a result of our sales in the EU. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. The application of these laws and regulations can arise from our e-commerce platform, social media activities, drone technology and applications, relationships with third parties and their operations, or from other activities we undertake now or that we may undertake in the future. Data privacy and protection regulations are frequently broad in terms of scope of the information protected, activities affected, and geographic reach.

In particular, there are numerous U.S. federal, state, and local laws and regulations and foreign laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions. For example, the GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union that are broader and more stringent than those previously in place in the European Union and in most other jurisdictions around the world. The GDPR includes significant penalties for non-compliance, including fines of up to €20 million or 4% of total worldwide revenue. Additionally, in June 2018, California enacted the California Consumer Privacy Act (the “CCPA”). The CCPA requires covered companies to provide California consumers with new disclosures and will expand the rights afforded consumers regarding their data. Fines for noncompliance may be up to $7,500 per violation. Since the CCPA was enacted, Nevada, Maine, Colorado and Virginia have enacted similar legislation designed to protect the personal information of consumers and penalize companies that fail to comply, and other states have proposed similar legislation. The costs of compliance with, and other burdens imposed by, the GDPR, CCPA, and similar laws may limit the use and adoption of our products and services and/or require us to incur substantial compliance costs, which could have an adverse impact on our business.

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In the U.S., at least 35 states and the District of Columbia introduced or considered almost 200 consumer privacy bills in 2022. More and more states will continue to enact similar laws. Additionally, in June 2022 the American Data Privacy and Protection Act was introduced in the U.S. House of Representatives. As introduced this proposed legislation would establish requirements for how companies handle personal data by, among other things, limiting the collection, processing, and transfer of personal data to that which is reasonably necessary to provide a requested product or service, prohibiting companies from transferring individuals’ personal data without their affirmative express consent, establishing a right to access, correct, and delete personal data, requiring companies to provide individuals with a means to “opt out” of advertising, requiring companies to implement security practices aimed at protecting personal data, and imposing enforcement actions and the possibility of civil proceedings for violations. Proposed federal legislation, like the American Data Privacy and Protection Act, will likely continue to be debated and, at some point, may be enacted in some form.

We intend to strive to comply with all applicable laws, policies, legal obligations, and industry codes of conduct relating to privacy, data security, and data protection. Our limited resources may adversely affect our compliance effort. Given that the scope, interpretation, and application of these laws and regulations are often uncertain and may be in conflict across jurisdictions, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us, customers, or third-party vendors or end-users involved with our products to comply with our privacy or security policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personal data, may result in governmental enforcement actions, litigation, or negative publicity, and could have an adverse effect on our operating results and financial condition.

Governments are continuing to focus on privacy and data security, and it is possible that new privacy or data security laws will be passed or existing laws will be amended in a way that is material to our business. Any significant change to applicable laws, regulations, or industry practices regarding the personal data of our employees, agents or customers could require us to modify our practices and may limit our ability to expand or sustain our salesforce or bring our products to market. Changes to applicable laws and regulations in this area could subject us to additional regulation and oversight, any of which could significantly increase our operating costs and materially affect our operating results and financial condition.

Any failures of or damage to, attack on or unauthorized access to our information technology systems or facilities or disruptions to our continuous operations, including the systems, facilities or operations of third parties with which we do business, such as resulting from cyber-attacks, could result in significant costs, reputational damage and limits on our ability to conduct our business activities.

Our operations will depend on information technology infrastructure and computer systems, both internal and external, to, among other things, record and process customer and supplier data, marketing activities and other data and functions and to maintain that data and information securely. In recent years, several organizations have suffered successful cyber-attacks launched both domestically and from abroad, resulting in the disruption of services to customers, loss or misappropriation of sensitive or private data and reputational harm. If we are subject to a cyber-attack, we could suffer a similar breach or suspension in the future. Further, we may be unaware of a prior attack and the damage caused thereby until a future time when remedial actions cannot be taken. Cyber-threats are often sophisticated and are continually evolving. We may not implement effective systems and other measures to effectively identify, detect, prevent, mitigate, recover from or remediate the full diversity of cyber-threats or improve and adapt such systems and measures as such threats evolve and advance in their ability to avoid detection.

A cyber-security incident, or a failure to protect our technology infrastructure, systems and information and our customers, suppliers and others’ information against cyber-security threats, could result in the theft, loss, unauthorized access to, disclosure, misuse or alteration of information, system failures or outages or loss of access to information. The expectations of our customers and regulators with respect to the resiliency of our systems and the adequacy of our control environment with respect to such systems may increase as the risk of cyber-attacks, which is presently elevated due to the recent work-from-home environment arising from the COVID-19 pandemic, and the consequences of those attacks become more pronounced. We may not be successful in meeting those expectations or in our efforts to identify, detect, prevent, mitigate and respond to such cyber-incidents or for our systems to recover in a manner that does not disrupt our ability to provide products and services to our customers or product personal, private or sensitive information about our business, customers or other third parties.

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Further, in March 2022 the SEC proposed new rules designed to enhance and standardize disclosure requirements related to cybersecurity incident reporting and cybersecurity risk management, strategy, and governance. Specifically, the proposed rules would impose a new Form 8-K disclosure requirement about material cybersecurity incidents within four business days after a registrant determines that it has experienced such an incident, add requirements to Forms 10-Q and 10-K to require updates to previously disclosed cybersecurity incidents, require disclosure of previously undisclosed immaterial cybersecurity incidents that have become material in the aggregate; and require disclosure about the cybersecurity expertise, if any, of members of the Company’s Board of Directors. Under the proposed rule, any unauthorized incident that has compromised the confidentiality, integrity, or availability of an information asset (data, system, or network); or violated the company’s security policies or definitions of “cybersecurity incident” and “information systems” would be incorporated into the proposed rules. If the proposed rules are adopted as currently drafted or as may be modified, we expect to incur material additional compliance and reporting costs, including monitoring, collecting, and analyzing data concerning cyber-security incidents and evaluating and preparing the required disclosure.

The failure to maintain an adequate technology infrastructure and applications with effective cyber-security controls could impact operations, adversely affect our financial results, result in loss of business, damage our reputation or impact our ability to comply with regulatory obligations, leading to regulatory fines and sanctions. We may be required to expend significant additional resources to modify, investigate or remediate vulnerabilities or other exposures arising from cyber-security threats. Failing to prevent or properly respond to a cyber-attack could expose us to regulatory fees or civil liability, cause us to lose customers or suppliers, prevent us from offering our products including due to resulting regulatory action, impair our ability to maintain continuous operations, and inhibit our ability to meet regulatory requirements.

Risks Related To Our Common Stock and this Offering

Our management will have significant discretion over our use of the net proceeds from this Offering and we may use these proceeds in ways with which you may not agree.

Other than payments to Red Cat for the purchase of Fat Shark and Rotor Riot, and if the Red Cat Note is not converted, our management will have considerable discretion in deciding how to apply net proceeds of this Offering. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this Offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our stock price. See “Use of Proceeds.”

Because the market price of shares of our common stock is subject to fluctuation, you may not be able to sell your common stock at the Offering price.

The market prices of shares of our common stock may fluctuate significantly in response to factors, some of which are beyond our control, including:

•	our ability to integrate the operations of Fat Shark and Red Cat;

•	the announcement of new products by our competitors;

•	our ability to obtain patents for our products and defend our intellectual property from misappropriation and competitive use;

•	progress and publications of the commercial acceptance of similar technologies to those we utilize;

•	our ability to grow the revenues of Fat Shark and Red Cat and achieve consistent profitability;

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•	our ability to execute our business plan;

•	actual or anticipated variations in operating results;

•	additions or departures of key personnel including our executive officers;

•	business disruptions caused by natural disasters and uncontrollable events such as severe weather conditions or geopolitical turmoil;

•	cyber security attacks or data privacy issues involving our products or operations;

•

announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments, significant contracts, or other material developments that may affect our prospects;

•	adverse regulatory developments;

•	the possibility of a recession or market down-turn;

•	general market conditions including factors unrelated to our operating performance

Recently, the stock market, in general, has experienced extreme price and volume fluctuations due to, among other factors, concerns involving inflation, the Federal Reserve interest rate increases, supply chain shortages, recession fears, and geopolitical turmoil including the war in Ukraine. Continued market fluctuations could result in extreme market volatility in the price of our common stock which could cause a decline in the value of our common stock below the Offering price.

Because our public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase our common stock in this Offering, you will pay more for your common stock than the amount paid by our existing shareholders for their common stock on a per share basis. As a result, you will experience immediate and substantial dilution of approximately $_______ per share, representing the difference between the assumed public Offering price of $________ per share, and our pro forma as adjusted net tangible book value per share as of April 30, 2022 immediately upon the completion of this Offering.

Because our sole remedy under the Purchase Agreement in the event of any breaches of representations and warranties is to cancel some or all of the 450,000 shares of our common stock placed in escrow, the value of such shares maybe an insufficient remedy.

The Purchase Agreement contains representations and warranties made by Red Cat and Mr. Jeffrey Thompson, Red Cat’s Chief Executive Officer. Based upon negotiations with Red Cat and its counsel, we agreed that Mr. Thompson, one of our founders, our largest stockholder and a member of our Board shall deposit 450,000 shares of our common stock in escrow (the “Escrow Shares”) in order to be available in the event we claim Red Cat and/or Mr. Thompson have breached any of their respective representations and warranties contained in the Purchase Agreement. Red Cat has no liability for such breaches by it. That means if the value of the Escrow Shares is not at least equal to our damages, we will not have a remedy sufficient to permit us to recoup all of our damages. The only exception is fraud. Although we negotiated this limited remedy in good faith, it is possible that the Escrow Shares may not be sufficient in which case such breach may adversely and materially affect our common stock price.

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We will incur significant additional costs as a result of being a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

Upon completion of this Offering, we expect to incur increased costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Customer Protection Act of 2010, and the Exchange Act, as well as the rules of Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time consuming, including due to increased training of our current employees, additional hiring of new employees, and increased assistance from consultants. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board or as executive officers. Furthermore, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. In addition, our management team will need to devote substantial attention to interacting with the investment community and complying with the increasingly complex laws pertaining to public companies, which may divert attention away from the day-to-day management of our business, including operational, research and development and sales and marketing activities. Increases in costs incurred or diversion of management’s attention as a result of becoming a publicly traded company may adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Our failure to maintain effective disclosure controls and internal controls over financial reporting could have an adverse impact on us.

We will be required to establish and maintain appropriate disclosure controls and internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Because our common stock will be listed on Nasdaq, we will become subject to additional regulations and continued requirements.

We will not proceed with this Offering unless our common stock is listed on Nasdaq. Following the Offering, we will be required to meet the continued listing standards for Nasdaq. If we fail to meet Nasdaq’s listing standards, our common stock may be delisted. Nasdaq requires that the trading price of its listed common stock remain above $1.00 in order to remain listed. In addition, to maintain a listing on Nasdaq, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, and certain corporate governance requirements. If we are unable to satisfy these requirements standards, our common stock could be subject to delisting. Delisting would have a negative effect on the price of our common stock and would impair your ability to sell our common stock when you wish to do so.

Our Board of Directors may authorize and issue shares of new classes of stock that could be superior to or adversely affect current holders of our common stock.

Our Board of Directors has the power to authorize and issue shares of classes of stock, including preferred stock that have voting powers, designations, preferences, limitations and special rights, including preferred distribution rights, conversion rights, redemption rights and liquidation rights without further shareholder approval which could adversely affect the rights of the holders of our common stock. In addition, our Board could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing common stockholders. In connection with the acquisition from Red Cat, we will issue it a Series A Convertible Preferred Stock which will have a liquidation preference over common stockholders of $__________ and convert into _________ shares of common stock and may issue common stock or convertible securities in the future.

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Any of these actions could significantly adversely affect the investment made by holders of our common stock. Holders of common stock could potentially not receive dividends that they might otherwise have received. In addition, holders of our common stock could receive less proceeds in connection with any future sale of the Company, in liquidation or on any other basis.

If we raise capital in the future may dilute our existing stockholders’ ownership and/or have other adverse effects on us, our securities or our operations.

If we are required to raise additional capital by issuing equity securities, our existing stockholders’ percentage ownership may decrease, and these stockholders may experience substantial dilution. Additionally, the issuance of additional shares of common stock or other securities could result in a decline in our stock price. Further, if we are required to raise additional funds by issuing debt instruments, these debt instruments could impose significant restrictions on our operations, including liens on our assets and negative covenants prohibiting us from engaging in certain transactions or corporate actions that may have the effect of limiting our ability to pursue our business strategy and growth objectives.

Common stock eligible for future sale may adversely affect the market.

The common stock sold in this offering, and which may be sold by the Selling Stockholder upon conversion of the Note, will be freely-tradable. Additionally, from time-to-time, certain of our stockholders may be eligible to sell all or some of their common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act of 1933 (the “Securities Act”), subject to certain limitations. In general, Rule 144 provides that any non-affiliate of the Company, who has held restricted common stock for at least 12 months, is entitled to sell their restricted stock freely, provided that the Company stays current in its SEC filings. Affiliates, which would include an officer, director or other person in control of the Company may sell after six months (beginning 90 days from the date of this Prospectus) with the following restrictions: (i) the Company is current in its SEC filings, (ii) certain manner of sale provisions, (iii) the filing of a Form 144, and (iv) volume limitations limiting the sale of shares within any three-month period to a number of shares that does not exceed 1% of the total number of outstanding shares. A person who has ceased to be an affiliate at least three months immediately preceding the applicable sale and who has owned such shares of common stock for at least six months may sell the shares under Rule 144 without regard to any of the limitations described above except for the current public information requirement.

Future sales of substantial amounts of our common stock in the public market, or the anticipation of these sales, could materially and adversely affect market prices prevailing from time-to-time, and could impair our ability to raise capital through sales of equity or equity-related securities. In addition, the market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales may occur.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our common stock, the market price for our common stock and trading volume could decline.

The trading market for our common stock will be influenced by research or reports that industry or securities analysts publish about our business. As of the date of this Prospectus, no analysts publish research reports about us, and we cannot assure you that any will. If analysts do, and one or more analysts who cover us downgrade our common stock, the market price for our common stock would likely decline.

We and our investors face the implications of our status as an emerging growth company under the federal securities laws and regulations.

We qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include but are not limited to: reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least $1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this Offering; (c) the date on which we have, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur as of the end of any fiscal year if the market value of our common stock that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

We have never paid dividends and we do not expect to pay dividends for the foreseeable future

We intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on shares of our common stock in the foreseeable future. The payment of future cash dividends, if any, depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and other factors. As a result, capital appreciation, if any, of our common stock, will be your sole source of gain for the foreseeable future.

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USE OF PROCEEDS

We estimate that the net proceeds from this Offering will be approximately $_________ after deducting estimated underwriting discounts and estimated offering expenses payable by us. If the underwriter exercises its over-allotment option in full, we estimate that the net proceeds will be approximately $_____________. This Prospectus also relates to the Conversion Shares that may be offered and sold from time-to-time by the Selling Stockholder. We will not receive any proceeds upon the sale of the Conversion Shares by the Selling Stockholder in this Offering, if the Secondary Offering proceeds. However, we will receive $2,500,000 in connection with the issuance of the Senior Note under the Purchase Agreement.

	Amount		Percent
USE OF NET PROCEEDS[1]
Payment for the Business Combination[2]		$5,000,000	%
Payment of Senior Note[3]		$2,500,000	%
Working Capital and General Corporate Purposes[4]	$		%

TOTAL APPLICATION OF NET PROCEEDS	$		100.00%

1 Reflects estimated offering expenses, underwriting discounts, and commissions payable by us and assumes no exercise of the underwriters’ option to purchase additional shares of our common stock.

2 We intend to use $5,000,000, or approximately __% of the net proceeds of the Offering to pay Red Cat $5.0 in cash to consummate the Business Combination. See, “The Business Combination.” Excludes $2.5 million payment of net proceeds upon the cancellation of the Senior Note from proceeds of the Offering if elected by the Company. See note 4 below.

3 Assuming we raise at least $17.5 million in the Primary Offering, we may use up to $2.5 million of the proceeds to repay the Senior Note. If that occurs, the Secondary Offering will not occur.

4 We intend to use approximately $_____, or _____% of the net Offering proceeds, for working capital and general corporate purposes.

The actual allocation of proceeds realized from this Offering will depend upon our operating revenues and cash position and our working capital requirements and may change.

Therefore, as of the date of this Prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this Offering. Accordingly, we will have discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the proceeds of this Offering.

Pending our use of the net proceeds from this Offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities. We anticipate that the proceeds from this Offering will enable us to become cash flow from operations positive.

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CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2022:

•	on an actual basis;

•	on a pro forma basis to give effect to the business combination as described above; and

•	a pro forma as adjusted basis to give effect to the issuance and sale of 4,878,049 shares of common stock by us in this Offering at an assumed public offering price of $4.10 per share, after deducting the estimated underwriting commissions and estimated offering expenses.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the completion of this Offering is subject to adjustment based on the public offering price of our common stock. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this Prospectus. The following table assumes the Offering is fully subscribed, and therefore excludes (i) shares of common stock issuable if the underwriter exercises its option to purchase additional shares, and (ii) the Conversion Shares, which if the Primary Offering is fully subscribed will not be issued to the Selling Stockholder as the Senior Note will instead be repaid using a portion of the proceeds from the Primary Offering.

	As of September 30, 2022 (Presented in $)
	Actual	Pro forma	Pro forma as adjusted (1)
Long term debt
Par Value of preferred stock	0.01	0.01	0.01
Preferred stock, [_____] shares issued and outstanding as of September 30, 2022;
Par Value of common stock	0.01	0.01	0.01
Common stock, [_____] shares issued and outstanding as of September 30, 2022; pro forma without over-allotment reflects __________ shares issued and outstanding
Additional paid in capital
Accumulated deficit
Total shareholders’ equity
Total capitalization

(1)	Reflects the sale of common stock in this Offering at an assumed public offering price of $_____ per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, assuming the Underwriter’s over-allotment option has not been exercised. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual public offering price and other terms of this Offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and estimated Offering expenses payable by us. We estimate that such net proceeds will be approximately $________ assuming the Underwriter has not exercised the over-allotment option. The net proceeds of $____________ are calculated as follows: $________ gross offering proceeds, less underwriting discounts and commissions of $_____________, underwriter non-accountable expense allowance of $________ and estimated offering expenses of $_________. The pro forma as adjusted total equity of $___________ is the sum of the net proceeds of $----------- and the actual equity of $(_______).

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MARKET FOR OUR COMMON STOCK

Prior to this Offering, there has been no public market for our common stock. We expect that the initial public offering price will be between $____ and $_____ per Share. We intend to list the common stock on The Nasdaq Capital Market under the symbol “UMAC” However, there is no assurance that the offering will be closed and our common stock will be trading on Nasdaq.

Holders

As of November 30, 2022, there were approximately 42 stockholders of record of our common stock.

Dividend Policy

We have never paid our stockholders cash dividends, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business. Any future determination to pay dividends will be at the discretion of our Board of Directors.

Shares Eligible for Future Sale

Future sales of substantial amounts of shares of our common stock in the public market, including shares issued upon the exercise of outstanding options or warrants, or upon conversion of convertible preferred stock or debt, or other securities which we have or may in the future issue, or the anticipation of these sales, could adversely affect market prices prevailing from time-to-time and could impair our ability to raise capital through sales of equity securities.

Upon completion of this Offering, we estimate that we will have _____ outstanding shares, calculated as of the date of this Prospectus by giving effect to the issuance of the shares hereunder, and assuming no exercise of the underwriter’s option. This Prospectus also cover the sale of _____ shares of common stock by the Selling Stockholder following conversion of the Senior Note. See “The Selling Stockholder” for more information. As of the date of this Prospectus, there are approximately ______ shares of common stock which may be sold pursuant to Rule 144 under the Securities Act of 1933.

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DETERMINATION OF OFFERING PRICE

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, and recent third-party financings consummated by the Company.

Our Board of Directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	our stage of development and material risks related to our business;

•	our business conditions and projections;

•	our financial position and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock;

•	the prices of our common stock sold to or exchanged between outside investors in arm’s length transactions;

•	the analysis of initial public offerings and the market performance of similar companies in our industry;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company in light of prevailing market conditions; and

•	the hiring of key personnel and the experience of management;

•	Following the closing of this offering, our board of directors will determine the fair market value of our common stock based on its closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

For related information concerning the Secondary Offering, see “The Selling Stockholder.”

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DILUTION

If you invest in our common stock in this Offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this Offering. All per share numbers which follow give effect to a ____-for-1 stock dividend effected on December __, 2022.

Our historical net tangible book value as of April 30, 2022 was $4,091,609, or $0.50 per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities. Historical net tangible book value (deficit) per share represents our historical net tangible book value (deficit) divided by the 8,184,500 shares of our common stock outstanding as of April 30, 2022.

Our pro forma net tangible book value as of April 30, 2022 was $2,656,389, or $0.25 per share of our common stock. Pro Forma net tangible book value represents the amount of our total tangible assets, less our total tangible liabilities, after giving effect to the closing referred to the closing of the Business Combination. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of April 30, after giving effect to the shares of common stock and Series A issued to Red Cat assuming a $4.00 conversion price.

After giving effect to our issuance and sale of _________shares of common stock in this Offering at the initial public offering price of $_______ per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of April 30, 2022 would have been $______, or $___ per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $____ to existing stockholders and immediate dilution of $____ in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Initial public offering price per share
Historical net tangible book value (deficit) per share as of April 30, 2022	$	$
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value (deficit) per share
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing shares in this offering

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $_____ per share, representing an immediate increase in pro forma as adjusted net tangible book value per share of $____ to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $_____ to new investors purchasing common stock in this offering, based on the initial public offering price of $_____ per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If any shares are issued upon exercise of outstanding options, you will experience further dilution.

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The following table summarizes, on the pro forma as adjusted basis described above, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on the initial public offering price of $______ per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders
New investors
Total

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to ___% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to __% of the total number of shares of our common stock outstanding after this offering.

The number of shares purchased from us by existing stockholders is based on _________ shares of our common stock outstanding as of April 30, 2022, excludes:

•	_________shares of our common stock available for future issuance under our 2022 Equity Incentive Plan.

•	____________ shares of our common stock reserved for issuance upon vesting of Restricted Stock Units granted after April 30 , 2022; and

•	The number of shares of common stock and Series A to be issued to Red Cat in the Business Combination and the shares of common stock issuable pursuant to conversion thereof, and the 140 outstanding shares of Series B and the 1,400,000 shares of common stock issuable upon conversion thereof.

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THE BUSINESS COMBINATION

On November 21, 2022, the Company, Red Cat and Jeffrey Thompson, the founder and Chief Executive Officer of Red Cat, entered into the Purchase Agreement for the Company’s purchase of Red Cat’s consumer business consisting of recreational and hobbyist drones, first-person-view goggles, and as a licensed authorized reseller.

The execution and delivery of the Purchase Agreement followed an internal review by Red Cat of its military and enterprise opportunities to focus its efforts on its Made in America Class 1 ISR Drone development program and Red Cat’s Golden Eagle I, Golden Eagle II, Four Ship and swarm software under development.

Under the terms of the Purchase Agreement, upon satisfaction of closing conditions including the closing of the Primary Offering, the approval of our common stock for listing on Nasdaq, and the affirmative vote of a majority of the disinterested stockholders of Red Cat following Red Cat’s filing with the SEC and mailing of its Proxy Statement in connection therewith, we will purchase Fat Shark and Rotor Riot, for $18 million in cash and securities of Unusual, as more fully-described below. Mr. Thompson, who holds approximately 24% of the voting power of Red Cat, shall abstain from the voting on approval of the Purchase Agreement.

The purchase price under the Purchase Agreement is equal to $5 million in cash (as increased for positive working capital and decreased for negative working capital at closing), $2.5 million in a convertible senior note of the Company (referred to in this Prospectus as the “Senior Note”) and $10.5 million in Series A Convertible Preferred Stock of the Company (referred to in this Prospectus as the “Series A”), payable at closing. The Senior Note and the Series A shall have the rights, privileges and preferences as set forth in the form of Senior Note and form of Series A Certificate of Designation in such form and subject to terms and conditions as are agreed by the Company and Red Cat prior to closing. The Senior Note and Series A will be convertible into our common stock in this Offering at the lesser of $4.00 per share or the public offering price and shall be subject to a Senior Note and the Series A Certificate of Designation (the “Certificate of Designation”) to be filed with the Secretary of State of Puerto Rico prior to closing. The Senior Note and Certificate of Designation shall contain beneficial ownership blockers under which conversion shall be limited to 4.99% and/or 9.99% of the total voting power of the Company, and further may be subject to limitations on voting and conversion required in order to conform with requirements of Nasdaq to the issuance of in excess of 19.99% of the outstanding Unusual Common Stock in accordance with Nasdaq Rule 5635(d). The Senior Note and Series A will include anti-dilution protection in the case of issuances by us at a price lower than the then applicable conversion price for so long as the Senior Note or Series A remains outstanding under which the conversion price will be reduced to such lower price as the Company shall issue or agree to issue any of its securities.

Under the terms of the Purchase Agreement Mr. Thompson and the Company have agreed to indemnification obligations, which shall survive for a period of nine months, subject to certain limitations, which includes a basket of $250,000 before any claim can be asserted and a cap equal to the value of the escrow shares, other than in cases involving fraud. Mr. Thompson agreed to deposit 450,000 shares of our common stock owned by him in to escrow to secure any indemnification obligations, which stock is our sole remedy in the event of any claims, except for fraud. See “Risk Factors” and “Related Party Transactions.”

As a condition to closing, the Company shall enter into an employment agreement with Mr. Brandon Torres Declet, our Chief Executive Officer, including non-compete provisions, which provisions cannot be amended or waived without the prior written consent of Red Cat. We, Fat Shark and Rotor Riot will also be subject to five-year non-competition agreements generally restricting activities involving Class I ISR drones for government and institutional customers and an agreement to refer government and institutional inquiries to Red Cat.

On November 21, 2022, the Company’s Board approved the Purchase Agreement. On November 21, 2022, the Board of Directors of Red Cat approved the Purchase Agreement and submission of the Purchase Agreement to stockholders for approval. In addition, closing of the Purchase Agreement is subject to successful completion of the Offering, and approval by Nasdaq of listing of our common stock. The Purchase Agreement requires that Red Cat is required to cooperate with us in connection with the Offering and to prepare and deliver to us audited and unaudited financial statements prepared in accordance with U.S. generally accepted accounting principles of Fat Shark and Rotor Riot, in such form and for such periods as are required to be included in the Registration Statement of which this Prospectus forms a part. We have agreed to register all of the common stock for which the Senior Note is convertible in the Offering for resale by Red Cat, or in lieu of issuing the Senior Note, to pay $2.5 million in cash with proceeds of the Offering at closing at our election. See “The Selling Stockholder” for more information.

In addition, we have agreed to enter into a Registration Rights Agreement for 100% of the common stock for which the Series A may be converted and to use our best efforts to file and have declared effective such Registration Statement, on demand and in on a piggy-back basis with any other Registration Statements to be filed by us.

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OUR BUSINESS

Overview

We are a development stage technology company which intends to acquire Fat Shark and Rotor Riot, from Red Cat pursuant to the Purchase Agreement which will close simultaneously with the closing of this Offering. Fat Shark and Rotor Riot are in the business of developing, producing and selling drone solutions and technology, with an initial focus on first-person view, or FPV, drone technology. Fat Shark is a market leader in FPV, designing and manufacturing ultra-low latency video goggles for drone pilots. Rotor Riot’s principal business is the operation of a drone-focused e-commerce marketplace, backed by one of the largest communities of FPV drone pilots in the world. Over the next two years, these businesses plan to continue to focus on leveraging and growing their market share in the retail purchase of drone products for use in entertainment, recreational and competitive racing purposes, which we refer to as “consumer” uses, in the drone technology market. We also plan to explore a potential expansion into new sub-markets, which we refer to as “enterprise” uses, such as public safety and drone delivery functions, organically and/or through strategic acquisitions. This is part of our vision to enable people to be part of the robotics revolution.

The Company was incorporated in Puerto Rico under the name “Red Cat Motor Corporation” on July 11, 2019, before changing its name to “AerocarveUS Corporation” on October 20, 2020 and then to “Unusual Machines, Inc.” on July 5, 2022.

Headquartered in Puerto Rico, we intend to build both organically and through acquisitions in addition to our planned acquisition of Fat Shark and Rotor Riot, targeting companies within the highly fragmented drone industry that have valuable IP, revenue generating customers, and great teams.

The Drone Industry

The drone industry continues to expand beyond its military origin to become a powerful business tool and recreational activity. We expect both of these markets to continue to grow. According to a study by Insider Intelligence, total global drone shipments are estimated to reach 2.4 million in 2023 – increasing at a 66.8% compound annual growth rate or CAGR. Drone growth is expected to occur across all industries: direct to consumer or DTC, which is our current focus, and public safety, and drone delivery, sub-markets we intend to target for expansion in the future. The drone services market is expected to grow to over $60 billion by 2025, from approximately $4.4 billion in 2018. Spending on drones is projected to experience a CAGR of 33% through 2025 as reported by International Data Corporation. Market and Markets has projected that the small drone market will increase from 3.8 billion in 2022 to 6.2 billion by 2027, and a CAGR of 10.1% from to 2022 to 2027.The FAA has forecasted a 300% increase in commercial drones from 2019 to 2023 as per businessinsider.com.

Unusual Machines will also pursue potential acquisition targets in the FPV drone technology space that will improve our own hardware and software solutions, rapidly provide the potential to grow our revenues, expand to new industry verticals, and integrate best in class American IP and teams. We cannot assure you we will complete any acquisitions or, if we do, achieve these goals. See “Risk Factors.” We believe that very promising, private companies (such as those we will likely target) are in many instances grossly underfunded and missing out on the ability to go public and bring their innovative products and solutions to a larger set of customers globally. Unlocking this potential will be key to industry consolidation and breaking the dominance of China in the drone industry. We stand at the forefront of this important trend.

Our acquisition strategy will focus on private technology companies that are fundamentally changing the world at an unprecedented pace by making superior new products, establishing new markets, creating new experiences and generating revenue with a significant opportunity for growth. Key technological advances and practices, such as new drone designs, automation, cloud computing, data analytics and intelligence platforms, open-source software development, developer-focused software tools, and software-defined networking, storage and computing, are allowing these companies to rapidly effect change in every major sector of the global economy.

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Puerto Rico Advantages

According to the Puerto Rico Department of Economic Development and Commerce (“DEDC”), Puerto Rico has become a magnet for some of the world’s leading aviation and aerospace companies. With a long history of manufacturing experience and a strong cadre of engineering talent, the island has attracted multi-million-dollar investments from these and other major companies in recent years.

Puerto Rico is well positioned to capture much of the research, innovation, engineering, service and production activity related to the drone sector. Beyond industry incentives and federal tax programs, the island also offers the drone industry these benefits:

•	Puerto Rico is home to two of the 35 largest engineering programs in the country at the Polytechnic University of Puerto Rico and the University of Puerto Rico, Mayagüez Campus. Every year, the island’s universities award more than 20,000 degrees in science, engineering and technology.

•	Puerto Rico has the lowest labor costs of any state or territory in the U.S., the island’s bilingual workforce is known for its high productivity with extensive experience in process development, automation, control/warranty quality, storage and more.

•	MRO Opportunities: Roosevelt Roads, Puerto Rico’s former naval base, provides adequate runways and facilities for aircraft maintenance, repair and overhaul (MRO), training, and other services.

Planned Acquisition

As described under “The Business Combination,” we plan to acquire Fat Shark and Rotor Riot simultaneously with the closing of this Offering. Because the Company is still its development stage and has limited operations on a pre-transaction basis, the following is an overview of these entities and each of their principal operations, products, development effort and marketing strategies, which will entail the Company’s business focus following the acquisition. While each entity exists independently, their operations have been structured and developed to complement each other and operate largely in tandem, as the below discussions describes in greater detail.

Fat Shark - First Person View Drone Goggles

Fat Shark entered the market in 2007, when founder Greg French began working with camera-fitted aircraft and FPV headsets and decided to design and market his own version of these devices. Fifteen years later, Fat Shark is now a leading provider of drone racing FPV technology. Fat Shark aims to achieve optimal performance by investing time and resources to develop quality products, and consulting top drone pilots for feedback and improvement in its product development and design efforts. The result is a high-quality product offering which has gained significant popularity and brand recognition within the freestyle flight and drone racing culture, including more casual hobbyists and enthusiasts.

Fat Shark and Rotor Riot operate in the drone first-person view, or “FPV,” market of the drone industry. This segment focuses on drones piloted with wearable display devices. These devices are head mounted displays, or “HMDs,” or goggles for drone pilots. These goggles give pilots FPV perspective to control their drone in flight. This is a unique experience where the pilot is interacting with an aircraft through visual immersion. In this augmented reality (AR), the pilot sees only what the drone sees, as if sitting in the pilot seat. This experience is accomplished by live streaming footage from a camera mounted on the nose of the drone directly into specially designed goggles worn by the pilot. The image is transmitted via radio (traditionally analog but increasingly digital) to the pilot. The drone remote control unit, the drone, and the FPV goggles are all interconnected via radio. This effect requires sophisticated electronics that transmit visual information with sufficient speed and reliability to allow pilot control over the drone in real-time. Pilots routinely achieve speeds of over 90 mph in racing and other mission critical applications. Fat Shark’s FPV drone goggles enable the user to operate a drone to be remotely flown for as far as 5-10 miles away.

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There are three common categories of FPV flight – freestyle flight, racing, and aerial photography. In freestyle, the pilot navigates around obstacles focused on acrobatics and exploring the environment around the aircraft through the HMD. This type of flight can be used for recreational or commercial photography and videography, public and public safety as well as package delivery. FPV racing describes a growing spectator sport where pilots fly their drones in competitions through a series of obstacles, flags, and gates in a racetrack. Aerial photography is the process of viewing and recording a subject matter from the air from the viewpoint of the pilot.

Rotor Riot – Drone-Focused E-commerce Platform and Digital Marketing

Rotor Riot is an e-commerce business focused on drones and drone-related parts, with a marketing strategy which emphasizes drone culture and the popularity of drone racing and pilots within that culture. Rotor Riot sells drones and starter kits, flight design cameras, video transmitters, and FPV goggles, as well as the mounts, airframes and accessories to build or operate drone aircraft. Rotor Riot in partnership with Fat Shark designs, develops, assembles, and sells each of these FPV components both individually and in packages containing competitor product offerings. These products have gained popularity in FPV racing, and Rotor Riot sponsors multiple drone racing pilots. The Fat Shark and Rotor Riot product portfolios combine for a total of over 400 SKUs, managed at its own state of the art fulfillment center in Orlando, FL. Rotor Riot also purchases and resells drones and components from leading manufacturers, including industry leader DJI, while custom designing and building its own line of branded products and accessories.

Rotor Riot also offers customer support services, repair services and replacement parts for upkeep and maintenance for drone flyers seeking to improve upon their drone system’s hardware. These offerings are focused on capitalizing on the resulting need and enhancing customer experience long-term, in the hopes of achieving and maintaining customer loyalty and recurring revenue streams.

Rotor Riot markets through social media and attracts buyers to its e-commerce platforms through digital advertising aimed towards drone enthusiasts. Rotor Riot maintains a robust presence on Facebook and YouTube, and also sponsors real-world drone competitions and in-person educational experiences. Rotor Riot’s YouTube account has 260,000 subscribers, and its Facebook page has 42,000 followers. In addition, sports networks, and sponsors such as NBC, Sky, Liberty Media, Fox Sports, MGM, Hearst, and Twitter broadcast and sponsor global events where professional drone pilots and amateurs compete for prizes and sponsorships. Drone racing is a global sport with chapters, leagues, and pilots and established guidelines, rules and regulations for participation adopted by organizations such as MultiGP, Drone Racing League (“DRL”), IUDRO, DR1 Racing, Rotomatch League, FPVR, and Freespace Drone Racing. Pilots specially design their custom-built aircraft, selecting and customizing frames, motors, propellors and controllers for speed and maneuverability from Rotor Riot. Rotor Riot sponsors five of the leading pilots on the competitive FPV racing circuit, including the 2019 and 2018 Drone Racing League champion. Drone pilots and spectators alike experience real-time flight through their own HMD. In addition, Fat Shark sponsored its first drone racing championship in 2015.

Rotor Riot also leverages the popularity of its products among competitive racing pilots by entering into agreements with the pilots to market its products. Under these agreements, each pilot agrees to represent the Rotor Riot brand to the public and periodically provide marketing materials, typically videos, that the Company can publish on its website and social media platforms, in exchange for cash payments. In addition, the Company pays the pilots a percentage of the proceeds from the sales of that pilot’s “signature” products, and of sales generated from the pilot’s online marketing materials.

Products

Set forth below are overviews of our principal product offerings and product development efforts.

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Fat Shark FPV Products

•	Dominator Headset (retail price $599 per unit). The Dominators are digital FPV goggles recently launched in May 2022 as the first digitally successor to the HDO2. The Dominator uses big 1280 x 960 OLED panels to provide an improved image with a 46-degree field of view (FOV). Display customization is now possible using a new OSD with expanded controls. The Dominator can also be further personalized with adjustable focus, adjustable IPD, adjustable face plate curvature, selectable image ratio, and a configurable power button. The Dominator is designed for use by experienced pilots looking for an optimal flight experience.

•	Recon HD Headset (retail price $279 per unit). The ReconHD’s offer enhanced image quality with a 1080p display viewed through Fat Shark’s patented folded optical engine. The 3.5” panel delivers a crisp 44-degree FOV image at 60 fps with compatibility with WalkSnail transmitters. Recon retains a reputation as a high-performance goggle at an affordable price while maintaining anti-fog fan features, comfortable form factor, and glasses accommodating faceplate.

•	Scout Headset (retail price $199 per unit). The Scout uses a patented panel goggle optical module to deliver a 50 degree FOV, 1136 x 640 resolution and a 60 fps refresh rate in a comfortable to wear headset. In addition to an advanced display, the Scout has completely overhauled electronics performance. It has a diversity RX with an embedded 10 dB patch antenna to maximize reception, a new OSD, an updated DVR, and simple USB charging. The Scout is also designed to offer several user conveniences including an embedded fan, removable foam to allow for pilots to wear glasses while flying and an LED indicator on the antenna to provide channel notification.

•	Attitude V6 Headset (retail price $349 per unit). The Attitude V6 focuses on high definition with 1280 x 960 LCOS panels and adjustable diopters. In addition to the 39-degree field of view, the Attitude V6 has a selectable image ratio, an expanded display control menu, and a configurable power button. The Attitude V6 ships with analog diversity receivers and is fully compatible with the Shark Byte HD module future-proofing your FPV experience.

•	Fat Shark FPV Drone Starter Kit (retail price $799 per unit). The Fat Shark starter kit comes with a fully built drone, goggles, a controller, batteries, a charger, and related tools, to enable first time drone flyers to adopt the hobby quickly and easily. The kits all come with the ELRS receiver system to ensure users can easily add more drones to their arsenal later with minimal effort.

Rotor Riot Retail Sales

In addition to marketing Fat Shark’s products, Rotor Riot also resells a variety of drones and drone-related products, including competitor FPV goggles as well as competitor offerings, through its website. Rotor Riot had 122,000 unique visitors to its e-commerce website in October 2022 with 142,000 total sessions. Rotor Riot has 51,000 customers.

Product Warranties

Fat Shark provides a two-year warranty on its products.

Rotor Riot does not provide warranties for the products it sells. Rotor Riot has launched Kwad Care, a program that helps pilots cover damages to their Rotor Riot Built and Tuned Drones. Kwad Care is a monthly paid membership that grants customers that have bought built and tuned drones from Rotor Riot access to free repair labor, discounts on replacement parts, and VIP customer care. Current Rotor Riot customers are charged $19.99 per month which includes labor on repairs and 20% discount on replacement parts.

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Suppliers

Rotor Riot purchases its inventory from over 60 suppliers. A majority of the inventory is purchased from the following vendors: T-Motor, ASI, Caddx, and Drone Nerds.

Fat Shark’s primary contract manufacturer is Shenzhen Fat Shark Technology Ltd., referred to elsewhere in this Prospectus as the “Supplier, which is located in Shenzhen, China and provides product manufacturing services, including raw material procurement, under a requirements agreement with us. The majority owner of this entity is the wife of Fat Shark’s founder. See “Related Party Transactions” for more information.

Tariffs

Because we contract with foreign vendors to obtain our inventory, we are subject to tariffs and import/export regulations. In particular, because Fat Shark’s principal manufacturer is located in China, and approximately 68% of Rotor Riot’s inventory is purchased directly from China-based vendors, all of these items are subject to tariffs. Further, because of these tariffs and Rotor Riot’s reliance on Chinese vendors, Rotor Riot has had to raise prices from some of the products it sells. See the Risk Factor titled “Rising threats of international tariffs, including tariffs applied to goods between the U.S. and China, may materially and adversely affect our business.” on page 26 for more information.

Customers

Fat Shark’s sales model is a “B2B2C” model, meaning it sells to retail distributors which in turn sell the products to end users. Rotor Riot is a principal customer of Fat Shark accounting for approximately 4% of Fat Shark’s revenue in its fiscal year ended December 31, 2021. Rotor Riot’s customers are therefore end users of the drones and drone products it sells to drone enthusiasts, hobbyists and competitive racers, which includes the Fat Shark FPV goggles as well as drones and drone components offered by third parties. Fat Shark’s other customers are also competitors of Rotor Riot, as these customers purchase Fat Shark inventory and sell it to drone users. Because their products are presently focused on recreational drone uses, the end users who purchase these products are mainly enthusiasts, hobbyists, competitive droner racers, photographers and videographers.

The culture of FPV flight has and will continue to inspire a new generation of pilots. These are the people and customers who enjoy exploring the world through a new and unique perspective, the people who find solace in the world of flight, and the people who innovate new technologies to enable the culture to thrive. The FPV community has taken the knowledge of 80 years of model aviation to the next level, allowing for a more immersive experience with new and emerging technologies.

Sales and Marketing Strategy

Following the planned acquisition, and assuming we can raise sufficient capital in this Offering or subsequent financings, Unusual Machines will deploy a robust sales and marketing strategy. We intend to sell and market our products in the following ways, in addition to Rotor Riot’s existing marketing and sales channels described above:

•	Direct to consumer via a best-in-class e-commerce platform prospecting globally with our own internal salespeople supported by a robust multichannel marketing approach. Our goal is to leverage the “right” channels. This can include websites, search engines, social media, email, mobile, promotional events, conventional storefronts, and direct mail. We will increase our reach thereby boosting brand awareness of Unusual Machines, Rotor Riot, and Fat Shark.

•	Direct to system integrators that may derive value combining Unusual Machine’s products as part of a larger offering.

•	Direct to original equipment managers prospects.

•	To specialized FPV goggle resellers with previous experience selling components and systems to the private sector.

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In addition, as we strive to grow our operations, we intend to deploy a “land-and-expand” business model in which we plan to establish relationships with new customers and grow those relationships over time by providing high quality products and services. We believe the acquisition of Fat Shark and Rotor Riot, and the product quality and brand recognition they have developed, will be an important component of this strategy.

Growth Strategy

We plan to organically grow by building and selling best in class FPV drone technologies. In parallel, we are investing in the development of products, services and go-to-market strategies that serve a broader set of industries. Lastly, we will take a proactive approach to search for and acquire promising private companies with complementary businesses. Our business strategy includes the following:

•	Increasing Our Overall Customer Base. We believe the market for FPV drone technologies manufactured in the United States is large and underdeveloped, with further room for growth. As the drone industry expands and drone technology is adopted by more consumers, businesses, and industries, we believe there is substantial opportunity to add additional customers.

•	Investing in Product Innovation for Growth. We intend to invest in new products, features and functionality. In addition, we also plan to explore and pursue acquisitions of products, teams and technologies that complement and expand the functionality of products, add to our technology expertise and bolster our position by providing access to new customers and markets.

•	Expand Our Base with Existing Customers. We believe there is a significant opportunity to further expand within our existing customer base. As the drone industry grows, we intend to grow with our customers.

•	Strategic Partnerships with Leading Technology Companies. We expect to partner with leading technology companies to leverage our drone industry expertise and our products to more markets and customers. We intend to continue to seek strategic partnerships, investments, and acquisitions with companies that provide key building blocks of the drone industry (computer vision, machine learning, and airspace) that weave into our vision of dominating the FPV drone segment.

•	Leverage Marketing Channels and Relationships with Pilots and Other Industry Participants. Rotor Riot engages customers via its social media and online platforms. It has developed a following on Facebook, Instagram and YouTube of drone racing and flying enthusiasts who could also be prospective customers in new product launches. Rotor Riot also engages competitive drone racing pilots to serve as brand ambassadors and producers of advertising materials in exchange for cash fees, royalties on product sales, and other benefits. The Company intends to leverage and grow this network to enable further expansion of its market presence and brand strength.

Competition

While competition as described below is a concern, we believe that Brandon Torres Declet, our Chief Executive Officer, has a significant background in the drone business which we believe is a competitive advantage. See “Management and Board of Directors.”

Rotor Riot competes with a number of significantly larger, better capitalized companies. SZ DJI Technology Company, Ltd., commonly known as DJI, is a leader in the consumer drone segment with a global market share estimated at more than 70%, according to industry research firms. In addition to competing with DJI, Rotor Riot purchases and sells DJI products on its website. Other Rotor Riot competitors include GetFPV, Race Day Quads, PyroDrone, Parrot, and Lumenier. Race Day Quads is a larger, direct competitor in the FPV sector. We compete against these companies by leveraging our visibility on the Internet through our Facebook page which has more than 42,000 members and our Rotor Riot YouTube channel which has more than 260,000 subscribers. The Rotor Riot brand has been at the center of the racing and freestyle culture of drones since 2015. Rotor Riot sponsors five leading FPV pilots on the competitive racing circuit, including the Drone Racing League champion pilot in 2018 and 2019.

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Fat Shark competes against DJI which is the dominant market leader in the consumer segment. Fat Shark also competes with other FPV headset companies that include Skyzone, Orqa, and HD Zero. The Fat Shark brand has been synonymous with FPV headsets to many industry participants since the emergence of the market in 2008. Fat Shark continues to compete through partnerships with other FPV companies and a focus on superior design, manufacturing and product quality.

There has also been a proliferation of startups in the drone industry, driving fragmentation and lowering prices. We believe that this fragmentation does little to address the needs of users of drones or our future customers. We expect that as the industry grows, customers will ultimately rely on companies and platforms that consolidate solutions to unify the key categories of the drone industry. As part of our acquisition strategy, the Company is engaging companies with industry-leading technology and intellectual property, or customers that can be brought together under our brand. We believe that this consolidation strategy will enable us to grow faster in the developing drone industry.

We expect competition in the drone industry, which is already intense, to increase as other companies enter the drone market, as customers’ requirements evolve, and as new products and technologies are introduced. Several of our competitors have greater name recognition, much longer operating histories, greater financial resources, more and better-established customer relationships, larger sales forces and significantly greater resources. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than us, hampering our ability to successfully compete with respect to certain of these factors. Increased competition may lead to price cuts or the introduction of products available for free or a nominal price, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share. We may not be able to compete successfully against current and future competitors, and our business, results of operations and financial condition maybe harmed if we fail to meet these competitive pressures.

Government Regulation of Drones

In the U.S., the FAA is responsible for the regulation and oversight of civil aviation within the U.S. Its primary mission is to ensure the safety of civil aviation. The FAA has adopted the name “unmanned aircraft” to describe aircraft systems without a flight crew on board. More common names include drone, UAS, UAV, and remotely operated aircraft.

The FAA began issuing regulations governing drones in 2005 with their scope and frequency expanding in recent years with the significant increase in the number of drones sold. In December 2015, the FAA’s UAS Registration Task Force, of which our CEO and Chairman Brandon Torres Declet was a member, announced that all drones weighing more than 250 grams, or 0.55 pounds, must be registered with the FAA. As of July 2022, the FAA reported the registration of 858,550 drones, of which 318,455 were commercial and 536,482 were recreational. In addition, more than 286,184 remote pilots were certified.

In December 2015, the FAA enacted the primary regulation governing the use of drones, 14 CFR Part 107 (“Part 107”), which governs the use of drones weighing less than 55 pounds. Key provisions of Part 107 include the following: (1) the drone must remain within either the visual line of sight (“VLOS”) of the remote pilot in command and the person manipulating the flight controls or the VLOS of a visual observer; (2) the drone must at all times remain close enough to the remote pilot and person manipulating the flight controls for these people to see it with unaided vision; (3) drones may only operate in daylight or civil twilight (30 minutes before official sunrise to 30 minutes after official sunset); (4) drones may not exceed a maximum groundspeed of 100 mph; (5) drones may not exceed a maximum altitude of 400 feet above ground level, or if they exceed this altitude, must remain within 400 feet of a structure; (6) drones cannot operate in Class B, C, D, and E airspace without permission; (7) the pilot in command must conduct a pre-flight inspection; (8) to operate a drone, the pilot must either hold a remote pilot airman certificate or be under the direct supervision of someone with such a certificate; (9) drone operators must register their drones with the FAA.

In January 2021, the FAA finalized rules requiring that drones be identifiable remotely. These rules are effective for drone manufacturers beginning in September 2022 and for drone pilots in September 2023. The FAA believes that remote ID technologies will enhance safety and security by allowing the FAA, law enforcement, and federal security agencies to identify drones flying in their jurisdiction. These efforts lay the foundation for more complex operations, such as those beyond visual line of sight at low altitudes, as the FAA and the drone industry move toward a traffic management ecosystem for Unmanned Aircraft System flights separate from, but complimentary to, the air traffic management system.

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On March 10, 2022, the FAA’s Unmanned Aircraft Systems Beyond Visual Line of Sight Aviation Rulemaking Committee (“ARC”), of which our CEO and Chairman Brandon Torres Declet was a member, issued its final report to the FAA. In terms of key recommendations, the ARC recommends that the FAA set an acceptable level of risk (“ALR”) for UAS that is consistent across all types of operations being performed. The ARC envisions that this approach will allow the FAA to adopt a common and consistent set of regulations and guidance, giving operators the flexibility to meet the ALR through qualitative or quantitative methods, or a hybrid approach. Next, the ARC recommends a series of modifications to the right of way rules in Low Altitude Shielded Areas (within 100’ of a structure or critical infrastructure as defined in 42 U.S.C. § 5195(c)(2) and in Low Altitude Non-Shielded Areas (below 400’) to accommodate unmanned aircraft (“UA”) operations.

We cannot assure you that any final legislation or rules enacted in furtherance of the FAA’s or other regulatory bodies’ announced proposals will result in the expanded use of our products, or that they will not limit or restrict their use or our market share.

The Company believes that the oversight of the FAA is beneficial to the drone industry generally, and the Company specifically. Approximately 10% of the drones sold by Rotor Riot are below the weight threshold required to register. The remaining 90% have more functionality, are more likely to be used for commercial purposes, and therefore, should be registered. Because Fat Shark only develops and produces FPV goggles and associated components, FAA regulations do not currently govern the sale, registration or operation of Fat Shark products.

Environmental Considerations

Compliance with applicable environmental laws since inception has not had a material effect upon our capital expenditures, earnings or competitive position. However, drones are battery operated which use electricity for charging. To that extent, except for users who use solar and other non-electrical power to charge drones, users of drones we sell burn carbon which negatively affects the environment. Further, the SEC’s climate change rules, when passed will likely increase our compliance costs.

Research and Development

Research and development activities are part of Fat Shark’s business, and we will follow a disciplined approach to investing our resources to create new drone technologies and solutions. In the years ending April 30, 2022 and 2021, Fat Shark’s research and development costs were approximately 15.5% and 5.7%, respectively, of its revenues. A fundamental part of this approach is a well-defined screening process that helps us identify commercial opportunities that support desired technological capabilities in the markets we serve. Our research will include the enhancement of our goggle products for consumers that enjoy FPV flight and to enterprise customers whose problems could be solved via FPV flight.

Employees and Human Capital Resources

As of December 6, 2022, we had three full-time employees. We believe that we maintain good relations with our employees. However, with our acquisition of Fat Shark and Rotor Riot, we expect to add 13 employees not including consultants. We intend to evaluate how we attract and retain the best talent in the industry and create a world class culture. Since our business is new and evolving, we have not evaluated these factors historically.

Legal Proceedings

From time-to-time, we may become involved in various legal proceedings that arise in the ordinary course of business or otherwise. Legal proceedings are subject to inherent uncertainties as to timing, outcomes, costs, expenses and time expenditures by our management and others on our behalf. We are currently not a party to any litigation and have been advised Fat Shark and Rotor Riot are not included in any litigation.

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Facilities

Our principal executive offices are located at 151 Calle De San Francisco Ste 200 PMB 2106 San Juan, Puerto Rico 00901-1607. Rotor Riot also has a three-year lease for a 3,700 sq. foot facility in Orlando, FL. As the Company expands, we will seek to expand our facilities to support engineers, technical and support staff we intend to hire. There is a large pool of available properties in Florida and Puerto Rico. Specifically, we will also be looking for additional warehouse and office space in Florida with immediate access to airports and multi-modal logistics (air, sea, land) for more rapid shipping of FPV products.

Intellectual Property

Our commercial success will depend substantially on the ability to obtain patents and other intellectual property rights and maintain adequate legal protection for products in the United States and other countries. We will be able to protect our intellectual property from unauthorized use by third parties only to the extent that these assets are covered by valid and enforceable patents, trademarks, copyrights or other intellectual property rights, or are effectively maintained as trade secrets.

We expect to acquire from Red Cat the following patents and trademarks related to the Fat Shark and Rotor Riot brands and products following the acquisition of those entities:

The following table summarizes currently issued patents (indicated by “Issued”) including the grant dates thereof, and patent applications (indicated by “Pending or Published”), currently held and/or used by Red Cat and its subsidiaries in connection with Fat Shark’s and Rotor Riot’s operations. As the chart indicates, some of these patents are in the U.S., where when issued the patent protection generally applies for 20 years from the date the patent application was made (subject to potential extension, if applied for and granted). In general, patent protection provides the patent holder with a monopoly on the invention within its scope for the duration of the patent.

Country	Status	Patent No	Application Date	Grant Date	Title
United States	Issued	29/610,543	7/13/2017		UNMANNED AERIAL VEHICLE
Canada	Issued	179088	1/11/2018		UNMANNED AERIAL VEHICLE
China	Issued	201830008387.4	1/11/2018		UNMANNED AERIAL VEHICLE
EU	Issued	4665040	1/12/2018		UNMANNED AERIAL VEHICLE
Korea	Issued	30-2018-1689	1/11/2018		UNMANNED AERIAL VEHICLE
United States	Issued	15/684,814	8/23/2017		UNMANNED AERIAL VEHICLE
Canada	Abandoned	3009413	6/26/2018		UNMANNED AERIAL VEHICLE
China	Pending	201810895541.3	8/8/2018		UNMANNED AERIAL VEHICLE
EU	Pending	EP18179512.1	6/25/2018		UNMANNED AERIAL VEHICLE
United States	Issued	29/610,554	7/13/2017		PRINTED CIRCUIT BOARD
Canada	Issued	179089	1/11/2018		PRINTED CIRCUIT BOARD
China	Issued	201830008494.7	1/11/2018		PRINTED CIRCUIT BOARD
EU	Issued	4665032	1/12/2018		PRINTED CIRCUIT BOARD
Korea	Issued	30-2018-1690	1/11/2018		PRINTED CIRCUIT BOARD
China	Pending	201810324925.X	4/12/2018		SINGLE-PANEL HEAD-MOUNTED DISPLAY
EU	Pending	19159958.8	3/4/2019		SINGLE-PANEL HEAD-MOUNTED DISPLAY
United States	Issued	16/002,200	6/7/2018		SINGLE-PANEL HEAD-MOUNTED DISPLAY
China	Pending	202010150301.8	3/6/2020		APPARATUS FOR ATTACHING ACCESSORIES TO A FIRST-PERSON VIEW HEADSET
United States	Published	17/187,838	2/28/2021		APPARATUS FOR ATTACHING ACCESSORIES TO A FIRST-PERSON VIEW HEADSET
United States	Pending	29/783,966	5/17/2021		HEADSET
China	Pending	202130741102.X	11/11/2021		VR GLASSES
Canada, European Union Countries, Japan, United Kingdom	Pending	Not yet assigned	11/12/2021		HEADSET

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Trademark Portfolio

The following table summarizes current registered trademarks (indicated by “Registered”) including the registration dates, held and/or used by Red Cat and its subsidiaries in connection with Fat Shark’s and Rotor Riot’s operations. As the chart indicates, these trademarks are registered in the U.S. and abroad.

Country	Status	Trademark	Reg. No.	Reg. Date.	App. No.	App. Date.	Class	Next Deadline
US	Registered	ROTOR RIOT	5,175,159	4/4/2017	87/074,341	6/16/2016	16, 25, 35, 41	AOU due 4/4/2023
Australia	Registered	ROTOR RIOT	1814854	4/18/2017	1814854	12/9/2016	16, 25, 35, 41	Renewal due 12/9/2026
Canada	Registered	ROTOR RIOT	TMA1013525	1/22/2019	1812182	12/8/2016	16, 25, 35, 41	Renewal due 1/22/2034
EU	Registered	ROTOR RIOT	016152688	5/14/2017	016152688	12/12/2016	16, 25, 35, 41	Renewal due 12/12/2026
UK	Registered	ROTOR RIOT	UK00916152688	5/14/2017	UK00916152688	12/12/2016	16, 25, 35, 41	Renewal due 12/12/2026
US	Registered	Rotor Riot Logo	5,175,160	4/4/2017	87/074,378	6/16/2016	16, 25, 35, 41	AOU due 4/4/2023
Australia	Registered	Rotor Riot Logo	1814855	4/18/2017	1814855	12/9/2016	16, 25, 35, 41	Renewal due 12/9/2026
Canada	Registered	Rotor Riot Logo	TMA1013624	1/22/2019	1813183	12/8/2016	16, 25, 35, 41	Renewal due 1/22/2034
EU	Registered	Rotor Riot Logo	016152837	5/14/2017	016152837	12/12/2016	16, 25, 35, 41	Renewal due 12/12/2026
UK	Registered	Rotor Riot Logo	UK00916152837	5/14/2017	UK00916152837	12/12/2016	16, 25, 35, 41	Renewal due 12/12/2026

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with our financial statements and accompanying notes, our Unaudited Pro Forma Condensed Combined Financial Statements and our appearing elsewhere in this Prospectus. This Management’s Discussion and Analysis contains forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” set forth in the beginning of this Prospectus and see “Risk Factors” beginning on page 8 for a discussion of certain risk factors applicable to our business, financial condition, and results of operations. Operating results are not necessarily indicative of results that may occur in future periods.

Overview

We are a Puerto Rico corporation organized in 2019. We are engaged in the commercial drone industry but to date have not generated any material revenues. Our primary business objective is to consummate the Business Combination. See “The Business Combination”.

Simultaneous with the closing of this Offering, we will acquire Fat Shark and Rotor Riot from Red Cat with a goal of becoming a first-person view, or “FPV,” technology market leader. Fat Shark is a leader in FPV, designing and manufacturing ultra-low latency video goggles for drone pilots. Rotor Riot is a rapidly growing e-commerce marketplace, backed by the largest community of FPV drone pilots in the world. Over the next two years, we expect that these businesses will continue to dominate the consumer FPV market, while expanding into new enterprise verticals like public safety and drone delivery. This is part of our vision to enable people to be part of the robotics revolution. Red Cat acquired Rotor Riot in January 2020 and Fat Shark on November 2, 2020.

The following pro forma management discussion and analysis gives effect to the consummation of the Business Combination as if the Business Combination was consummated on April 30, 2022 and presents our operations as a condensed combined company after giving effect to our acquisition of Fat Shark and Rotor Riot.

Pro Forma Results of Operations

Year Ended April 30, 2022 and April 30, 2021

Operating Subsections

Pro Forma Revenue

During the year ended April 30, 2022 (or the “2022 Period”), we generated pro forma revenues totaling $4,656,961 compared to $5,085,950 pro forma revenues during the year ended April 30, 2021 (or the “2021 Period”) representing a decrease of $428,989 or 8.4%. The decrease in pro forma revenues primarily related to a decrease in Fat Shark sales as its primary product is at the end of its sales cycle. Fat Shark released its next generation product in June 2022.

Pro Forma Cost of Goods Sold

During the year ended April 30, 2022, we incurred pro forma cost of goods sold of $4,156,981 compared to $3,999,412 during the year ended April 30, 2021 resulting in an increase of $157,569 or 3.9%. The increase relates to higher costs of products being sold including increases in material costs due to the global supply chain issues, and an increase in products sold during the 2022 Period.

Pro Forma Gross Margin

During the year ended April 30, 2022, pro forma gross margin was $499,980 compared to $1,086,538 during the year ended April 30, 2021, resulting in a decrease of $586,558 or 54%. Pro forma gross margin, as a percentage of sales, totaled 10.7% in the 2022 Period compared to 21.4% in the 2021 Period. The lower level of gross margin primarily related to Fat Shark decreasing from 18% to 2% due to pricing discounts associated with the sales of products at the end of their life cycle.

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Pro Forma Operating Expenses

Pro forma operations expense totaled $2,464,770 during the 2022 Period compared to $1,168,891 during the 2021 Period, resulting in an increase of $1,295,879 or 110.9%. The increase primarily relates to higher payroll costs, advertising program costs, stock compensation expense and the increase in our general and administrative expenses.

During the year ended April 30, 2022, we incurred pro forma research and development expenses totaling $466,600 compared to $193,795 for the year ended April 30, 2021 resulting in an increase of $272,805 or 140.8%. The increase primarily relates to an increase in payroll and material costs for Fat Shark related to its next generation product release.

During the year ended April 30, 2022, pro forma sales and marketing expenses totaled $280,623 compared to $108,559 for the year ended April 30, 2021, resulting in an increase of $172,064 or 158.5%. The increase primarily relates to an increase in payroll and advertising program costs for Rotor Riot.

During the year ended April 30, 2022, we incurred pro forma general and administrative expenses totaling $915,836 compared to $282,991 for the year ended April 30, 2021, resulting in an increase of $632,845 or 223.6%. The increase primarily relates entirely to the increase in our general and administrative operations. Our general and administrative expenses represented 83% of the total increase in pro forma general and administrative expenses. Unusual Machines general and administrative expenses include an increase in payroll costs as we onboard full time employees, higher professional fees and incurring public company expenses related to becoming a public company.

As our business grows, we expect to add additional contract and fulltime employees across all corporate departments including sales, product development, marketing, operations, and engineering. We also expect general and administrative expenses to increase as we operate as a public company.

Pro Forma Net Loss

Pro forma net loss for the year ended April 30, 2022, totaled $2,032,942 compared to $134,123 for the year ended April 30, 2021 resulting in an increase of $1,898,819. The increase in pro forma net loss is primarily related to a decrease in pro forma gross margin and an increase in operating expenses. During the 2022 Period, we recognized lower pro forma gross margin for Fat Shark related to pricing discounts on end-of-life cycle products and higher research and development expenses related to the release of our new generation product. In addition, we incurred additional general and administrative expenses related to our payroll and other professional fees.

Pro Forma Cash Flows

Pro Forma Operating Activities

Pro forma net cash used in operating activities was $1,957,925 during the year ended April 30, 2022 compared to pro forma net cash used in operating activities of $626,941 during the year ended April 30, 2021 representing an increase of $1,330,984 or 212%. This increase in pro forma net cash used primarily resulted from our increase in pro forma net loss of $1,898,819 offset by non-cash expenses of $206,560 and changes in working capital of $361,275.

Pro Forma Financing Activities

Pro forma net cash provided by financing activities totaled $5,937,499 during the year ended April 30, 2022 compared to $619,750 during the year ended April 30, 2021. The pro forma cash provided by financing activities in 2022 consisted primarily of $3,329,379 of proceeds from a related party payable for Fat Shark and Rotor Riot and proceeds of $4,497,965 from exempt private offerings of our common stock. These proceeds were offset by payments on debt obligations for Fat Shark and Rotor Riot of $1,889,845. As of April 30, 2022, these debt obligations have been fully repaid.

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Liquidity and Capital Resources

As of April 30, 2022, we had pro forma current assets totaling $5,537,594 primarily consisting of pro forma cash balances of $4,132,182. Our pro forma current liabilities as of April 30, 2022 totaled $7,938,675, and primarily consisted of $242,264 in pro forma accounts payable and accrued liabilities, $145,316 in pro forma customer deposits and $7,500,000 in the pro forma Senior Note. We will issue when we acquire Fat Shark and Rotor Riot. Our net working capital as of April 30, 2022 was negative $2,401,081.

To date, our operations and business development have been funded exclusively by exempt private offerings of our common stock. In the Fall of 2021, we closed a private offering of 4,552,000 shares of common stock at a price of $0.50 per share for total proceeds of $3,276,000. On December 31, 2021, we closed an additional private offering of 482,500 shares of common stock at a price of $4.00 per share for total proceeds of $1,930,000. For at least the next year, we will continue to rely on the proceeds of sales of our common stock, including the common stock being offered in this Prospectus, to develop and expand our business operations.

Going Concern

We have not generated significant revenues to date and have reported net losses since our inception. We expect to report net losses for at least the next twelve months. The success of our business plan during the next 12 months and beyond will be contingent upon generating sufficient revenue to cover our operating costs and/or upon obtaining additional financing. The reports from our independent registered public accounting firm for the fiscal year ended April 30, 2022 for Fat Shark Holdings Ltd. and for the fiscal year ended April 30, 2022 for Rotor Riot, LLC, includes an explanatory paragraph stating the Company has recurring net losses from operations, negative operating cash flows, does not yet generate revenue from operations and will need additional working capital for ongoing operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern.

With the closing of this Offering, we will not be a going concern.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with GAAP applied on a consistent basis. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

We regularly evaluate the accounting policies and estimates that we use to prepare our financial statements. A complete summary of these policies is included in the notes to our financial statements. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

Property and equipment are stated at cost. Depreciation and amortization are computed using straight-line methods over the estimated useful lives of the related assets. When property and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred; expenditures for additions, improvements and replacements are capitalized. The various classes of fixed assets are depreciated over their estimated useful lives as follows:

Computer equipment – 3 years

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Goodwill represents the excess of the purchase price of an acquisition over the estimated fair value of identifiable net assets acquired. The measurement periods for the valuation of assets acquired and liabilities assumed ends as soon as information on the facts and circumstances that existed as of the acquisition date becomes known, not to exceed 12 months. Adjustments in a purchase price allocation may require a change in the amounts allocated to goodwill during the periods in which the adjustments are determined.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Recently Issued Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

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MANAGEMENT AND BOARD OF DIRECTORS

Board of Directors, Executive Officers and Significant Employees

Set forth below are our executive officers and members of our Board of Directors (the “Board”).

Name	Age	Position

Brandon Torres Declet	47	Chief Executive Officer, and Chairman of the Board of the Directors

Matthew Newman	47	President

Brian Hoff	36	Chief Financial Officer

Robert Lowry	63	Director

Thomas Walker	54	Director

Jeffrey Thompson	58	Director

Cristina A. Colón	35	Director

Our directors hold office until the next annual meeting of shareholders of the Company and until their successors have been elected and qualified. Our officers are elected by and serve at the discretion of the Board.

Biographies

Brandon Torres Declet, Chief Executive Officer, and Chairman of the Board of the Directors

Brandon Torres Declet has served as the Chief Executive Officer and Chairman of the Board of the Company since April 2022. Prior to that, he provided strategic and fiduciary leadership at AgEagle Aerial Systems, Inc. (NYSE: UAVS), a leading commercial drone company, as Chief Executive Officer and Director from May 2021 to January 2022, and as Chief Operating Officer from April 2021 to May 2021. Previously, he founded Measure UAS, Inc. (“Measure”) in May 2014 and served as its Chief Executive Officer from its founding until November 2019, where he built and grew this aerial intelligence company to the top 5% of drone firms by revenue – subsequently selling the Measure drone services business to the Aerodyne Group in November 2019, where he served as Chairman of Aerodyne Measure until April 2021. After his first successful exit, he founded and developed a drone SaaS platform Ground Control at Measure Global, Inc., which provides drone mission planning, data collection, processing, analysis, and intelligence reporting, he had his second successful exit selling that SaaS business to AgEagle for combination of cash and stock valued at $45 million less certain adjustments in April 2021.

Mr. Declet and his team at Measure earned a Technology and Engineering Emmy™ Award for technical work in drone cinematography and was recognized with the Frost & Sullivan Award for Growth Excellence. In public service, he was appointed Senior Advisor to Oxford University’s Centre for Technology and Global Affairs and by the U.S. Secretary of Transportation to the FAA’s Advanced Aviation Advisory Committee (AAAC). He has also served as Counsel to U.S. House of Representatives; Homeland Security Committee; Counsel on Capitol Hill to Senator Feinstein, Congresswoman Harman, and Counsel to the Senate Intelligence and Judiciary Committees.

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As a global Chief Executive Officer, Chief Operating Officer, and Board Director with extensive operational experience, he has built, led, and advised public and private companies during complex business evolutions and exits through challenging turnarounds, disruptive transformations, scaling, and strategic pivots. Recognized and trusted by the Fortune 500 as a leading Latino and Puerto Rican drone industry entrepreneur and policy expert, he has 20+ years’ experience intersecting top government agencies and corporate industry in highly regulated markets and has firsthand experience successfully navigating regulatory challenges.

A drone industry thought leader, Mr. Declet has been featured on CNN, CNBC, Fox News, and Commercial UAV News among others. In 2018 and 2019, he was named a Tech Titan by Washingtonian Magazine.

Matthew Newman, President

Mr. Newman has served as the Company’s President since September 2020. From January 2014 to September 2019, he served as a Director of Sales at SRC Solutions Inc., a 5G test solutions company.

Brian Hoff, Chief Financial Officer

Mr. Hoff has served as the Company’s Chief Financial Officer since November 2022. Prior to that, he served as the Chief Financial Officer of Auddia, Inc. (Nasdaq: AUUD), a technology company focused on audio media, from April 2021 to October 2022. He served as Vice President and Controller at STACK Infrastructure, a digital infrastructure company, from October 2019 to April 2021, and as controller at Coalfire, a cybersecurity company, from November 2011 until October 2019.

Robert Lowry, Director

Mr. Lowry has served as a director of the Company since August 2022. Mr. Lowry has been the owner of Sebring Assisted Living Facility since 1998, and the owner of Homestead Assisted Living Facility since 2007.

Thomas Walker, Director

Mr. Walker has served as a director of the Company since November 2022. He has served as Chief Executive Officer of DroneUp LLC, a drone services and logistics company since November 2016.

Jeffrey Thompson, Director

Mr. Thompson has served as a director of the Company since inception in 2019. He served as the Company’s principal executive officer from inception until April 2022. Mr. Thompson has been President and Chief Executive Officer of Red Cat since May 15, 2019. Mr. Thompson was a director of Panacea Life Sciences Holdings, Inc. (OTCQB:PLSH), a producer and marketer of products made from industrial hemp (CBD), from January 2019 until April 2020.

Cristina A. Colón, Director

Ms. Colón has a served as a director of the Company since August 2022. Ms. Colón has been the owner of Cinmarc & Associates LLC, a public housing consulting firm, since 2018 and has served as its President since August 2021. Ms. Colón has also been the owner/operator Café de La Plaza, a restaurant located in Palmas del Mar, Puerto Rico, since 2009. From 2019 to 2021, Ms. Colón served as an investor relations specialist at OptimizeRX, a medical technology company.

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Composition of our Board of Directors

Our Board of Directors currently consists of five members. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. There are no family relationships among any of our directors or executive officers.

Director Independence

Our Board has determined that all of our present directors are independent, in accordance with standards under the Nasdaq Listing Rules, other than Mr. Declet and Mr. Thompson. Our Board determined that, under the Nasdaq Listing Rules, Mr. Declet is not an independent director because he is the Chief Executive Officer of the Company. It has also been determined that Mr. Thompson is not an independent director, having previously been Chief Executive Officer of the Company in the last three years.

Our Board has determined that Mr. Lowry, Mr. Walker, and Ms. Colon are independent under the Nasdaq Listing Rules’ independence standards for Audit Committee members. Our Board has also determined that they are independent under the Nasdaq Listing Rules independence standards for Compensation Committee members and for Governance and Nominating committee members.

Committees of the Board of Directors

Audit Committee

The Audit Committee, which currently consists of Mr. Lowry (Chair), Mr. Walker, and Ms. Colon. Each member of the Audit Committee is an independent director as defined by the rules of the SEC and Nasdaq. The Audit Committee has the sole authority and responsibility to select, evaluate and engage independent auditors for the Company. The Audit Committee reviews with the auditors and with the Company’s financial management all matters relating to the annual audit of the Company.

The Audit Committee monitors the integrity of our financial statements, monitors the independent registered public accounting firm’s qualifications and independence, monitors the performance of our internal audit function and the auditors, and monitors our compliance with legal and regulatory requirements. The Audit Committee also meets with our auditors to review the results of their audit and review of our annual and interim financial statements.

The Audit Committee meets at least on a quarterly basis to discuss with management the annual audited financial statements and quarterly financial statements and meets from time to time to discuss general corporate matters.

Audit Committee Financial Expert

Our Board determined that Mr. Lowry is qualified as an Audit Committee Financial Expert, as that term is defined by the rules of the SEC, in compliance with the Sarbanes-Oxley Act of 2002.

Compensation Committee

The Compensation Committee, which currently consists of Mr. Walker (Chair), Ms. Colon, and Mr. Lowry each of whom are independent directors. Among other things, the Compensation Committee reviews, recommends and approves salaries and other compensation of the Company’s executive officers, and administers the Company’s Equity Incentive Plan (including reviewing, recommending and approving stock option and other equity incentive grants to executive officers).

The Compensation Committee meets in executive session to determine the compensation of the Chief Executive Officer of the Company. In determining the amount, form, and terms of such compensation, the Committee will consider the annual performance evaluation of the Chief Executive Officer conducted by the Board in light of company goals and objectives relevant to Chief Executive Officer compensation, competitive market data pertaining to Chief Executive Officer compensation at comparable companies, and such other factors as it deems relevant, and is guided by, and seeks to promote, the best interests of the Company and its shareholders.

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In addition, subject to existing agreements, the Compensation Committee is authorized to determine the salaries, bonuses, and other matters relating to compensation of the executive officers of the Company using similar parameters. It may set performance targets for determining periodic bonuses payable to executive officers. It is also authorized to review and make recommendations to the Board regarding executive and employee compensation and benefit plans and programs generally, including employee bonus and retirement plans and programs (except to the extent specifically delegated to a Board appointed committee with authority to administer a particular plan). In addition, the Compensation Committee approves the compensation of non-employee directors and reports it to the full Board.

The Compensation Committee also reviews and makes recommendations with respect to shareholder proposals related to compensation matters.

The Compensation Committee may, in its sole discretion and at the Company’s cost, retain or obtain the advice of a compensation consultant, legal counsel or other adviser. The Compensation Committee is directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel and other adviser retained by the committee.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (the “Nominating Committee”), consists of Ms. Colon (Chair), Mr. Lowry, and Mr. Walker, each of whom meets the independence requirements of all other applicable laws, rules and regulations governing director independence, as determined by the Board.

The Nominating Committee has the authority to identify individuals qualified to become members of the Board, consistent with criteria approved by the Board; recommend to the Board the director nominees for the next annual meeting of shareholders at which directors are to be elected; recommend to the Board candidates to fill any vacancies on the Board; develops, recommend to the Board, and reviews the corporate governance guidelines applicable to the Company; and oversees the evaluation of the Board and management.

It is authorized to consider and recruit candidates to fill positions on the Board, including as a result of the removal, resignation or retirement of any director, an increase in the size of the Board or otherwise. The Nominating Committee has the authority to conduct, subject to applicable law, any and all inquiries into the background and qualifications of any candidate for the Board and such candidate’s compliance with the independence and other qualification requirements established by the Nominating Committee.

In selecting and recommending candidates for election to the Board or appointment to any committee of the Board, the Nominating Committee does not believe that it is appropriate to select nominees through mechanical application of specified criteria. Rather, the Nominating Committee shall consider such factors at it deems appropriate, including, without limitation, the following: personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly-held company; experience in the Company’s industry; experience as a board member of another publicly-held company; diversity as required by the Nasdaq Rules; diversity of expertise and experience in substantive matters pertaining to the Company’s business relative to other directors of the Company; practical and mature business judgment; and composition of the Board (including its size and structure).

The Nominating Committee will develop and recommend to the Board a policy regarding the consideration of director candidates recommended by the Company’s shareholders and procedures for submission by shareholders of director nominee recommendations.

The Nominating Committee oversees the evaluation of the Board and management. It also develops and recommends to the Board a set of corporate governance guidelines applicable to the Company, which the Nominating Committee shall periodically review and revise as appropriate. In discharging its oversight role, the Nominating Committee is empowered to investigate any matter brought to its attention.

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Board and Committee Meetings in Fiscal Year 2021

In the fiscal year ended December 31, 2021, the Board had three meetings and acted on 5 occasions by unanimous consent. We did not have any Committees during 2021.

There were no directors who attended fewer than 75 percent of the number of Board meetings during the fiscal year ended December 31, 2021.

Board Diversity

While we do not have a formal policy on diversity, the Board considers diversity to include race, ethnicity, gender as well as the skill set, background, reputation, type and length of business experience of the Board members as well as a particular nominee’s contributions to that mix.  The Board believes that diversity brings a variety of ideas, judgments and considerations that benefit the Company and its shareholders.  Although there are many other factors, the Board seeks individuals with experience on operating and growing businesses.

Nasdaq’s Board Diversity Rule, which will apply to us following this Offering, requires smaller reporting companies that are listed on Nasdaq to (i) publicly disclose board-level diversity statistics using a standardized template; and (ii) have, or explain why they do not have, at least two diverse directors. The Rule also provides additional flexibility for smaller reporting companies, which can meet the diversity objective by including two female directors, and for all companies with five or fewer directors, which can meet the diversity objective by including one diverse director.

The Nasdaq Diversity Rule provides that a newly listed company must provide a Board Diversity Matrix on its website within one year of its initial listing.

Because we presently have five directors, the Nasdaq Board Diversity Rule requires that we either have one diverse director or explain why we do not. The Company has two diverse directors, Mr. Declet who self identifies as Hispanic and Ms. Colon who self identifies as both female and Hispanic.

Board Leadership Structure

Brandon Torres Declet serves as the Chairman of the Board and actively interfaces with management, the Board and counsel regularly. We have chosen to combine the Chief Executive Officer and Board Chairman positions, as we believe that this Board leadership structure is the most appropriate for the Company. Because we are a small company, it is more efficient to have the leadership of the Board in the same hands as the Chief Executive Officer. The challenges faced by us at this stage – closing the acquisition of Fat Shark and Rotor Riot and this Offering as well as implementing our business and marketing plans, integrating the acquisitions, continuing and managing our growth– are most efficiently dealt with by one person who is familiar with both the operational aspects as well as the strategic aspects of our business.

Board Risk Oversight

The Company’s risk management function is overseen by the Board. The Company’s management keeps the Board apprised of material risks and provides its directors access to all information necessary for them to understand and evaluate how these risks interrelate, how they affect us, and how management addresses those risks. Brandon Torres Declet, Chairman of the Board, works closely together with the other members of the Board when material risks are identified on how to best address such risks. If the identified risk poses an actual or potential conflict with management, the Company’s independent directors may conduct the assessment. Presently, the primary risks affecting us are our liquidity and the lack of revenue.

Family Relationships

There are no family relationships among any of our officers or directors.

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Involvement in Legal Proceedings

We are not aware of any of our directors or officers being involved in any legal proceedings in the past 10 years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses) or being subject to any of the items set forth under Item 401(f) of Regulation S-K of the SEC.

Code of Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to all of the Company’s employees, including the Company’s Chief Executive Officer and Chief Financial Officer. Although not required, the Code of Ethics also applies to the Company’s directors. The Code of Ethics provides written standards that we believe are reasonably designed to deter wrongdoing and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, full, fair, accurate, timely and understandable disclosure and compliance with laws, rules and regulations and the prompt reporting of illegal or unethical behavior, and accountability for adherence to the Code of Ethics.

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EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our Chief Executive Officer, two most highly paid executive officers with compensation exceeding $100,000 during the fiscal years ended December 31, 2021 and 2020, and two additional individuals for whom the foregoing would apply but for the fact that they were not executive officers of the Company as of December 31, 2021 (each a “Named Executive Officer”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Jeffrey Thompson(1)	2021	$66,667	$–	$–	$–	$66,667
Former Chief Executive Officer and President	2020	$28,000	$–	$–	$–	$28,000

(1) Mr. Thompson served as the Company’s Chief Executive Officer from July 2019 to May 2022, when he replaced in such role by Brandon Torres Declet. Mr. Thompson is also the Chief Executive Officer and a director of Red Cat.

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Fat Shark and Rotor Riot Summary Compensation Information

Set forth below is summary compensation information similar to that set forth above, but reflecting amounts paid, payable or allocable to Fat Shark or Rotor Riot for executive officers of one or both of those entities who exceeded the enumerated threshold and which the Company anticipates hiring as an executive officer of the Company (directly or through Fat Shark or Rotor Riot) in connection with the acquisition of those entities in the Business Combination (the “Business Combination Officers”). See “The Business Combination” for more information.

Name and Principal Position(1)	Year	Salary ($)		Bonus ($)		Option Awards ($)	All Other Compensation ($)	Total ($)
Andrew Camden	2021	$72,500	$	$49,053	(2)	$–	$–	$121,553
President of Rotor Riot	2020	$55,000	$	$94,826	(3)	$–	$–	$149,826

(1) Represents principal position(s) held at Red Cat, Fat Shark and/or Rotor Riot.

(2) Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of 10-year options to purchase 100,000 shares of Red Cat common stock at an exercise price of $2.60, which become fully vested on June 7, 2024.

(3) Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of 10-year options to purchase 147,475 shares of Red Cat common stock at an exercise price of $0.82, which became fully vested on January 23, 2020.

2022 Equity Incentive Plan

Effective October 1, 2022, the Board approved the Company’s 2022 Equity Incentive Plan (the “Plan). The Plan provides for the award of restricted stock units, stock options (incentive and non-qualified), stock awards and stock appreciation rights to officers, directors, employees and consultants who provide services to the Company.

The Company has reserved ______ shares of common stock for issuance under the Plan, which represents 10% of the outstanding common stock on a fully-diluted basis after giving effect to this Offering, assuming no over-allotment option is exercised by the underwriter(s). This number will increase to the extent of any future issuances of common stock or derivative securities following this Offering. The Board may terminate the Plan at any time. Unless sooner terminated, the Plan will terminate ten years after the effective date of the Plan. The number of shares of common stock covered by each outstanding stock right, and the number of shares of common stock which have been authorized for issuance under the Plan as well as the price per share of common stock (or cash, as applicable) covered by each such outstanding option or SAR, shall be proportionately adjusted for any increases or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification, or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by the Company.

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Employment Agreements

Employment Agreement with Brandon Torres Declet, Chief Executive Officer and Chairman

Prior to the consummation of the Offering and as a condition to the closing of the Business Combination, the Company will enter into an employment agreement with Brandon Torres Declet, our Chief Executive Officer, on mutually agreed upon terms. The Company will update this disclosure prior to the consummation of the Offering.

Employment Agreement with Brian Hoff, Chief Financial Officer

The Employment Agreement with Mr. Hoff effective November 1, 2022 provides that he will serve as the Chief Financial Officer of the Company on an at will basis. Pursuant to his Employment Agreement, Mr. Hoff receives an annual base salary of $250,000. In addition, Mr. Hoff’s Employment Agreement entitles him to the following:

•	Eligibility to earn an annual bonus of 50% of his annual base salary based on key performance indicators, as set forth in a bonus plan that is to be established, approved, administered and determined by the Board and the Chief Executive Officer.

•	A cash and/or equity bonus of up to $125,000 upon the closing of each successful acquisition with the closing of this Offering, he will receive a $125,000 bonus.

•	A cash bonus and/or equity bonus equal to up to $125,000 upon the completion of a capital raise event, defined as a second offering on Nasdaq, a private placement offering, an at-the-market offering, a private investment in public equity offering.

•	A grant of restricted stock units (“RSUs”) equal to 1% of the outstanding common stock of the Company, vesting in for equal annual increments with the first vesting to occur on the 12-month anniversary of the effective date of the Employment Agreement, subject to continued employment upon each applicable vesting date. This grant becomes effective upon the earlier to occur of 30 days following (i) the closing of the Fat Shark and Rotor Riot acquisition and (ii) the date on which the Company reasonably determines not to proceed with the acquisition.

Additionally, under his Employment Agreement, if Mr. Hoff is terminated by the Company without Cause or terminates his employment for Good Reason, he will be entitled to six months’ annual base salary and COBRA premiums, as well as accelerated vesting of 50% of the then unvested RSUs, if applicable.

For this purpose, Good Reason is generally defined as (i) any reduction in his base salary, (ii) any material diminution of his authorities, titles or offices, (iii) being required to report to anyone other than the Chief Executive Officer, (iv) a request by the Company to relocate, or (v) material breach of his Employment Agreement without cure after 30 days’ written notice.

Cause is generally defined as (i) failure to perform his material duties under the Employment Agreement, following 30 days’ written notice without cure, (ii) willful misconduct or gross negligence or breach of a fiduciary duty owed to the Company, (iii) conviction of our guilty pleas to a felony or other criminal offense involving moral turpitude, (iv) any act or omission involving dishonesty, disloyalty, or fraud causing or reasonably expected to cause significant economic harm to the Company, or (v) material breach of his Employment Agreement without cure after 30 days’ written notice.

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Director Compensation

To date, we have not paid our non-employee directors any compensation for services on our Board. Following the Business Combination we anticipate granting our non-employee directors a quarterly grant cash and/or restricted stock units, or RSUs.

Employee Benefit Plans

The Company currently has a 2022 Equity Incentive Plan, and will adopt the medical, dental, and vision coverage that is currently offered to Rotor Riot’s employees for the Company’s employees upon closing of the Business Combination.

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RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2020, to which we were a party or will be party, in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest. As permitted by the SEC rules, discussion of employment relationships or transactions involving the Company’s executive officers and directors, and compensation solely resulting from such employment relationships or transactions, or service as a director of the Company, as the case may be, has been omitted to the extent disclosed in the Executive Compensation or the Director Compensation section of this Prospectus, as applicable.

On September 10, 2021, our founder and former Chief Executive Officer Jeffrey Thompson subscribed for 2,400,000 shares of our common stock for a total subscription price of $24,000. For more information on the private offering to which this related, see “Recent Sales of Unregistered Securities.”

In November 2022 we entered into the Purchase Agreement with Red Cat and Jeffrey Thompson, the Company’s former Chief Executive Officer and President and current director, pursuant to which, among other things, Mr. Thompson and the Company have agreed to indemnification obligations, which shall survive for a period of nine months, subject to certain limitations, which includes a basket of $250,000 before any claim can be asserted and a cap equal to the value of the Escrow Shares, other than in cases involving fraud. Mr. Thompson agreed to deposit 450,000 shares of our common stock owned by him, which we refer to herein as the “Escrow Shares,” in to escrow to secure any indemnification obligations, which stock is our sole remedy, except for fraud.

Since July 2017, Fat Shark has used Shenzhen Fatshark Co, Ltd., referred to herein as the “Supplier,” a drone manufacturing company located in Shenzhen, China, as its primary contract manufacturer for Fat Shark’s drone products. In exchange for the Supplier’s manufacturing services with respect to these products, Fat Shark pays the Supplier amounts equal to 115% of the sum of the bill of material and the labor costs for such production. Ms. Molly Mo, a majority owner of the Supplier is the wife of Greg French, the founder and a consultant of Fat Shark. Since January 1, 2020, Fat Shark has paid or accrued a total of $12,261,440 in purchase orders to the Supplier.

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PRINCIPAL STOCKHOLDERS

The following table lists, based on amounts outstanding as of December 14, 2022 (before the Offering) and estimated amounts to be outstanding after the Offering (based on certain assumptions described below), the number of shares of common stock beneficially owned by (i) each person, entity or group (as that term is used in Section 13(d)(3) of the Exchange Act) known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each of our directors (iii) each of our named executive officers and the executive officers of Fat Shark and Rotor Riot as described under “Executive Compensation,” and (iv) all executive officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person directly or indirectly has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to dispose or direct the disposition of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary interest. Except as noted below, each person has sole voting and investment power with respect to the shares beneficially owned and each shareholder's address is c/o Unusual Machines, Inc., 151 Calle De San Francisco, Ste 200 PMB 2106, San Juan, PR 00901-1607.

Applicable percentage ownership before the Offering is based on 6,784,500 shares of common stock outstanding as of the date stated above and excludes for this purpose shares of common stock issuable upon conversion of the Series A and Senior Note to be issued by the Company to Red Cat upon the closing of the Business Combination which will occur simultaneously with or immediately prior to this Offering. The Series A and Senior Note are each subject to beneficial ownership limitations, as more fully described under “The Business Combination.”

Applicable percentage ownership after the Offering is based on the issuance of _______ shares of common stock in this Offering, which assumes the Offering is fully subscribed, and excludes (i) ________ shares of common stock issuable if the underwriter exercises its option to purchase additional shares, and (ii) the Conversion Shares issuable upon conversion of the Senior Note, which if the Primary Offering is fully subscribed will not be issued to the Selling Stockholder as the Senior Note will instead be repaid using a portion of the proceeds from the Primary Offering.

Name and Address of Beneficial Owner	Amount of Shares Beneficially Owned Before Offering	Percentage of Beneficial Ownership Before Offering	Amount of Shares Beneficially Owned After Offering	Percentage of Beneficial Ownership After Offering
Named Executive Officers and Directors:
Brandon Torres Declet	0	*	0	*
Brian Hoff	0	*	0	*
Robert Lowry	0	*	0	*
Thomas Walker	0	*	0	*
Jeffrey Thompson(1)	2,227,000	32.8%
Cristina A. Colón	0
All executive officers and directors as a group (6 persons)	2,227,000	32.8%
Other 5% Holders
Gordon Holmes (2)	725,000	8.8%
Michael Laughlin (3)	400,000	5.9%

*Less than 1%

(1) Mr. Thompson is the Chief Executive Officer of Red Cat. Does not include the shares of common stock issuable upon conversion of the Series A and Senior Note to be issued to Red Cat in the Business Combination, which are subject to beneficial ownership limitations. Mr. Thompson may be deemed to be the beneficial owners of the shares beneficially owned by Red Cat. Address is 15 Ave. Munoz Rivera Ste 2200, San Juan, PR 00901.

(2) Address is 295 Palmas Inn Way, Ste 104 PMB 115, Humacao, PR 00791.

(3) Address is 145 Sandy Hook Rd N, Sarasota, FL 34242.

Change-in-Control Agreements

The Company does not have any change-in-control agreements with any of its executive officers.

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DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, of which 6,784,500 shares are outstanding, and 10,000,000 shares of “blank check” preferred stock, par value $0.01 per share, of which no shares are outstanding, as of the date of this Prospectus.

The following description summarizes the material terms of our securities, which does not purport to be complete and is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws, and the Certificate of Designation setting forth the terms of our authorized series of preferred stock, each of which are filed as an exhibit to the Registration Statement of which this Prospectus is a part, and to the applicable provisions of Puerto Rican law, including the Puerto Rico General Corporate Act.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of outstanding common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to any voting rights of any preferred. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. Our common stock has no redemption or sinking fund provisions. The rights, preferences and privileges of the holders of the common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that the Board may designate and issue in the future. All outstanding shares of common stock are fully paid and non-assessable.

“Blank Check” Preferred Stock

Pursuant to our Articles of Incorporation, our Board has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock, in one or more series. Our Articles of Incorporation provide that our Board has the authority, without further action by the shareholders, to designate and issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock. Preferred stock may be designated and issued without authorization of shareholders unless such authorization is required by applicable law, the rules of the principal market or other securities exchange on which our stock is then listed or admitted to trading.

Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, have the effect of delaying, deferring or preventing a change in control of the Company.

Series A Convertible Preferred Stock

We expect to issue ____ shares of Series A upon the closing of the Business Combination, which subject to the other closing conditions will occur simultaneously with this Offering. The material terms of the Series A are summarized elsewhere in this Prospectus under “The Business Combination.”

Series B Convertible Preferred Stock

We have 140 outstanding shares of Series B Convertible Preferred Stock (the “Series B”). Each share of Series B is convertible into 10,000 shares of our common stock at the election of the holder, subject to a 4.99% beneficial ownership limitation which may be increased to up to 9.99% upon 61 days’ written notice from the holder. The Series B is non-voting and has no other special rights other than the conversion feature.

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Convertible Note

We expect to issue the Senior Note upon the closing of the Business Combination, which subject to the other closing conditions will occur simultaneously with this Offering. The material terms of the Senior Note are summarized elsewhere in this Prospectus under “The Business Combination.”

Anti-Takeover Effects of Provisions of our Articles of Incorporation, our Bylaws and Puerto Rico Law

Certain provisions in our Amended and Restated Articles of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

“Blank Check” Preferred Stock.

Under our Articles of Incorporation the Board may authorize the issuance of one or more series of preferred stock with such rights, preferences and limitations as the Board may determine, including voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, have the effect of delaying, deferring or preventing a change in control of the Company.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.

Our Bylaws will provide that, stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that, in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Our Bylaws also will specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Special Meeting Limitations

Under our Bylaws, special meetings of the stockholders may be called only by (i) the Chairman of the Board, (ii) the Chief Executive Officer, or (iii) the President, and shall be called upon a written request signed by a majority of members of the Board.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equity Stock Transfer.

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UNDERWRITING

With respect to the Primary Offering, Subject to the terms and conditions set forth in the underwriting agreement, dated            , 2022 between us and Revere Securities LLC, as representative of the underwriters named below, or the “Representative,” and the book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the shares of common stock shown opposite its name below:

Underwriter	Number of Shares
Revere Securities LLC	[●]

Total	[●]

Under the terms of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus (other than the shares subject to the underwriters’ option to purchase additional shares), if the underwriters buy any of such shares. The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities. The underwriters have not committed to purchase and are not involved in the sale of the selling stockholder shares.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for _____ days from the date of this Prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of _____ shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of _____ per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of _____ per share of common stock to certain brokers and dealers. After the initial offering, the Representative may change the offering price and other selling terms.

We have paid the Representative a $_____ advance upon the execution of the Letter of Engagement between us and the Representative, dated _____, 2022 (as amended), to be credited against the accountable expenses actually incurred by the Representative in connection with this Offering. To the extent that the accountable expenses actually incurred by the Representative in connection with this Offering amount to less than $_____, the difference will be reimbursed to us in compliance with FINRA Rule 5110(g)(4)(A).

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Tail Compensation

We have agreed to pay the Representative a cash fee equal to _____% of the aggregate gross proceeds received by us from the sale of our common stock in any private or public offering or other financing or capital-raising transaction of any kind within the 12 month period following the effective date of the registration statement of which this prospectus is a part, provided that such financing is provided by a party actually introduced to us by the Representative.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

		Per Share				Total
		Without Option to Purchase Additional Shares		With Option to Purchase Additional Shares		Without Option to Purchase Additional Shares		With Option to Purchase Additional Shares
Public offering price	$		$		$		$
Underwriting discounts and commissions	$		$		$		$
Proceeds to us, before expenses	$		$		$		$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $_____. We have paid to the Representative a $_____ advance, which will be credited against the accountable out-of-pocket expenses that are payable by us upon completion of the offering. To the extent that the accountable expenses actually incurred by the Representative in connection with this Offering amount to less than $_____, the difference will be reimbursed to us in compliance with FINRA Rule 5110(g)(4)(A). We have agreed to reimburse the Representative up to $_____for their fees and expenses of legal counsel and other out-of-pocket expenses, roadshow expenses and cost of background checks. We have also agreed to reimburse the Representative for certain of their expenses incurred in connection with the offering’s settlement and closing in an amount not to exceed $_____. Such reimbursed fees and expenses, as set forth in the underwriting agreement, are deemed underwriting compensation for this offering by FINRA.

Listing

We have applied to list our common stock on the Nasdaq Capital Market under the symbol “UMAC.” The approval of our common stock for listing on Nasdaq is a condition to the closing of this offering.

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No Sales of Similar Securities

We, our officers and our directors have agreed, subject to certain specified exceptions, not to directly or indirectly, for a period of 12 months after the date of the underwriting agreement, in the case of us and 180 days after the date of the underwriting agreement, in the case of our officers and directors:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially,

•	enter into any swap, hedge or other other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock, or

•	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of the Representative.

In addition, we and each such person agrees that, without the prior written consent of the Representative, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The Representative may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements.

Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the Representative, with our prior consent, agree to release or waive the restrictions set forth in a lock-up agreement with one of our directors or officers and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by a press release through a major news service at least two business days before the effective date of the release or waiver.

Market Making, Stabilization and Other Transactions

The underwriters may make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, and certain persons participating in the offering, may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

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“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, may end any of these activities at any time.

Passive Market Making

The underwriters may also engage in passive market making transactions in our common stock on the NASDAQ in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters are not required to engage in passive market making and, if commenced, may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters, selling group members (if any) or their affiliates. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

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Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in a wide range of activities for their own accounts and the accounts of customers, which may include, among other things, corporate finance, mergers and acquisitions, merchant banking, equity and fixed income sales, trading and research, derivatives, foreign exchange, futures, asset management, custody, clearance and securities lending. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of its business, the underwriters and their respective affiliates may, directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to debt or equity securities and/or bank debt of, and/or derivative products. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

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THE SELLING STOCKHOLDER

In addition to the Primary Offering, this Prospectus also covers the Secondary Offering of shares of common stock issuable upon conversion of the Senior Note, which we refer to herein as the “Conversion Shares,” by the Selling Stockholder identified herein. For additional information regarding the issuance and material terms of the Senior Note, see the section of this Prospectus entitled “The Business Combination” above. We are registering the sale of the Conversion Shares to permit the Selling Stockholder to offer and sell such Conversion Shares from time-to-time. Except as otherwise noted above and under “Related Party Transactions” and “Principal Stockholders,” prior to the execution of the Purchase Agreement described in “The Business Combination,” the Selling Stockholder has not had any material relationship with us within the past three years.

The Selling Stockholder may pursuant to this Prospectus from time-to-time offer and sell any or all of the Conversion Shares to be issued to the Selling Stockholder upon conversion of the Senior Note. We do not know how long the Selling Stockholder will hold the Senior Note or the Conversion Shares underlying it before selling the shares, and we currently have no agreements, arrangements or understandings with the Selling Stockholder regarding the sale of any of securities, other than the Registration Rights Agreement entered into in connection with the Purchase Agreement, pursuant to which the shares are being registered hereby.

The table below lists information regarding the ownership of the shares of our common stock by the Selling Stockholder. The first column lists the shares of our common stock beneficially owned by the Selling Stockholder prior to this Offering. The Selling Stockholder may sell all, some or none of the Conversion Shares it beneficially owns in the Secondary Offering. See below under “Plan of Distribution.” For this purpose, it is assumed that the Selling Stockholder will convert the Senior Note and sell the underlying Conversion Shares issuable thereby, and as such the table below reflects the Conversion Shares on an “as-converted” basis, and that the conversion price of the Senior Note will be $4.00 per share at the time of any such conversion(s). In the event the conversion price is lower, the number of Conversion Shares, which is reflected as 625,000 Conversion Shares in the below table, will be higher. Additionally, this amount does not give effect to the conversion of any interest that may accrue under the Senior Note.

The second column lists the Conversion Shares being offered by this Prospectus by Selling Stockholder. The third column lists any shares of our common stock beneficially owned by the Selling Stockholder after the sale of all Conversion Shares listed in the second column. The fourth column lists the percent of the class beneficially owned by the Selling Stockholder after the Offering. The fourth column assumes the sale of all the Conversion Shares offered by the Selling Stockholder pursuant to this Prospectus and is based on 6,784,500 shares of our common stock outstanding on December 14, 2022.

In accordance with the terms of the Purchase Agreement, this Prospectus covers the resale of up to 625,000 Conversion Shares (subject to adjustment depending on the conversion price) issuable to the Selling Stockholder.

Alternatively, subject to the Company receiving sufficient proceeds in the Primary Offering, instead of the Selling Stockholder proceeding with the Secondary Offering the Company may instead use a portion of the proceeds received by it in the Primary Offering to repay the Senior Note. See “Use of Proceeds.” In that event, the Conversion Shares would not be issued to the Selling Stockholder, but instead up to an approximately equivalent number of shares of common stock would be issuable to investors in the Primary Offering, with the proceeds from those sales paid to the Company and a portion of which would be allocated towards repayment of the Senior Note. If this occurs, the following descriptions in this section would not apply.

Name of Holder	Shares Beneficially Owned Before This Offering(1)(2)(3)	Number of Shares being Registered to be Sold in the Offering	Number of Shares Beneficially Owned After This Offering	Percentage of Outstanding Shares Beneficially Owned After Offering

Red Cat Holdings, Inc.	625,000	625,000	—	—

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Plan of Distribution

With respect to the Secondary Offering by the Selling Stockholder, the Selling Stockholder and any of its pledgees, assignees and successors-in-interest may from time-to-time sell any or all of its securities covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the Conversion Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholder may use any one or more of the following methods when selling the Conversion Shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the Conversion Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales;
•	in transactions through broker-dealers that agree with the Selling Stockholder to sell a specified number of such Conversion Shares at a stipulated price per Conversion Share;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.

The Selling Stockholder may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this Prospectus.

Broker-dealers engaged by the Selling Stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the Conversion Shares, the Selling Stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Conversion Shares in the course of hedging the positions they assume. The Selling Stockholder may also sell Conversion Shares short and deliver these Conversion Shares to close out their short positions, or loan or pledge the Securities to broker-dealers that in turn may sell these Conversion Shares. The Selling Stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Conversion Shares offered in the Secondary Offering covered by this Prospectus, which Conversion Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholder and any broker-dealers or agents that are involved in selling the Conversion Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Conversion Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Conversion Shares.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the Conversion Shares. The Company has agreed to indemnify the Selling Stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

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We agreed to keep this Prospectus effective until the earlier of (i) the date on which the Conversion Shares have all been sold or (ii) the date on which the Conversion Shares may be sold by the Selling Stockholder without volume or manner-of-sale restrictions under Rule 144, and the conditions of Rule 144(i)(2) have been met, which generally require that the issuer have been subject to the Exchange Act reporting requirements and filed all required reports. The Conversion Shares will be sold only through or to registered broker-dealers. In addition, in all states but New York, the Securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholder or any other person. We will make copies of this Prospectus available to the Selling Stockholder and have informed them of the need to deliver a copy of this Prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Determination of Offering Price

The Selling Stockholder will determine at what price(s) it may sell the Conversion Shares in the Secondary Offering, and such sales may be made at prevailing market prices, or at privately negotiated prices.

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LEGAL MATTERS

The validity of the securities being offered by this Prospectus will be passed upon for us by Nason, Yeager, Gerson, Harris & Fumero, P.A. Carmel, Milazzo & Feil LLP, New York, New York is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2021 and 2020, and as of April 30, 2022 and 2021 for Fat Shark and Rotor Riot, and for the years then ended, included in this Prospectus have been so included in reliance on the report of BF Borges, CPA, PC an independent registered public accounting firm, which includes an explanatory paragraph about the Company’s ability to continue as a going concern, given on the authority of said firm as experts in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

None.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC this registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this Prospectus. This Prospectus, which constitutes a part of this registration statement, does not contain all of the information in this registration statement and its exhibits. For further information with respect to us and the common stock offered by this Prospectus, you should refer to this registration statement and the exhibits filed as part of that document. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to this registration statement. Each of these statements is qualified in all respects by this reference.

We are subject to the informational requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including this registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing or telephoning us at: Unusual Machines, Inc., 151 Calle De San Francisco, Ste 200 PMB 2106 San Juan, Puerto Rico 00901-1607 or contacting us at (787)-501-2048. In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering (excluding any information furnished rather than filed) shall be deemed to be incorporated by reference into this Prospectus.

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UNUSUAL MACHINES, INC.

F-1

UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

Explanatory Note

The Company will file a pre-effective amendment to the Registration Statement on Form S-1 to include in this Prospectus the unaudited interim financial statements of Fat Shark Holdings, Ltd (“Fat Shark”) and Rotor Riot LLC (“Rotor Riot”) for the three- and six-month period ended October 31, 2022 and the related unaudited pro forma condensed combined financial statements which gives effect to the acquisition of Fat Shark and Rotor Riot by Unusual Machines, Inc. for such periods.

The pro forma adjustments related to the Share Purchase Agreement are described in the notes to the unaudited pro forma combined financial information and principally include the following:

•	Pro forma adjustment to eliminate the Fat Shark and Rotor Riot goodwill, liabilities and owners’ equity not acquired.

•	Pro forma adjustment to record the share purchase.

The adjustments to fair value and the other estimates reflected in the accompanying unaudited pro forma condensed consolidated financial statements may be materially different from those reflected in the combined company’s consolidated financial statements subsequent to the Share Purchase. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or results of operations of the combined companies. Reclassifications and adjustments may be required if changes to Fat Shark’s and Rotor Riot’s financial presentation are needed to conform Fat Shark’s and Rotor Riot’s accounting policies to the accounting policies of Unusual Machines, Inc.

These unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Share Purchase Agreement or Initial Public Offering. These financial statements also do not include any integration costs the companies may incur related to the transactions as part of combining the operations of the companies.

F-2

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

	Unusual Historical	Fat Shark Historical	Rotor Riot Historical	Pro Forma Combining Adjustments	Notes	Pro Forma Combined
	April 30, 2022	April 30, 2022	April 30, 2022	April 30, 2022		April 30, 2022
Assets
Current Assets
Cash	$4,002,918	$109,223	$20,041	$–		$4,132,182
Accounts receivable, net	945	64,630	–	–		65,575
Inventories, net	–	317,556	375,570	–		693,126
Other current assets	115,222	286,148	245,341	–		646,711

Total Current Assets	$4,119,085	$777,557	$640,952	$–		$5,537,594

Right-of-use asset	–	–	133,293	–		133,293
Other non-current asset	2,522	–	3,853	–		6,375
Goodwill	–	6,168,260	–	9,413,636	A	15,581,896
Intangible assets, net	–	1,342,401	20,000	–	B	1,362,401

Total Assets	$4,121,607	$8,288,218	$798,098	$9,413,636		$22,621,559

Liabilities and Stockholders’ Equity (Deficit)
Accounts payable and accrued expenses	29,998	132,035	80,231	–		242,264
Customer deposits	–	9,119	136,197	–		145,316
Due to related party	–	2,734,600	1,529,371	(4,263,971)	C	–
Convertible note payable	–	–	–	2,500,000	D	2,500,000
Due to Red Cat Holdings	–	–	–	5,000,000	E	5,000,000
Operating lease liability – current	–	–	51,095	–		51,095

Total Current Liabilities	$29,998	$2,875,754	$1,796,894	$3,236,029		$7,938,675

Operating lease liability - non-current	–	–	91,275	–		91,275

Total Liabilities	$29,998	$2,875,754	$1,888,169	$3,236,029		$8,029,950

Stockholders’ Equity (Deficit)
Common Stock	80,345	1	–	(1)	F	80,345
Preferred Stock	–	–	–	26,250	G	26,250
Additional paid-in capital	4,667,620	6,351,076	(249,323)	4,371,997	H	15,141,370
Accumulated deficit	(656,356)	(938,613)	(840,748)	1,779,361	I	(656,356)

Total Stockholders’ Equity (Deficit)	$4,091,609	$5,412,464	$ ((1,090,071)	$6,177,607		$14,591,609

Total Liabilities and Stockholders’ Equity	$4,121,607	$8,288,218	$798,098	$9,413,636		$22,621,559

F-3

Notes:

A	Goodwill recognized according to Accounting Standards Codification (“ASC”) 805, Business Combinations. Adjustment eliminates non-acquired Fat Shark goodwill of $6,168,260 and recognizes goodwill on the share purchase agreement of $15,581,896. Goodwill is based on management’s estimate and will be finalized upon closing of the share purchase agreement based on final assets acquired and liabilities assumed.

B	Intangible assets, net recognized according to Accounting Standards Codification (“ASC”) 805, Business Combinations. A valuation will be performed upon closing of the share purchase agreement based on final assets acquired and liabilities assumed.

C	Per the terms of the share purchase agreement, all amounts due to related party will be forgiven prior to closing.

D	Per the terms of the share purchase agreement and total consideration of the transaction, Unusual Machines will issue a senior secured convertible promissory note.

E	Per the terms of the share purchase agreement and total consideration of the transaction, Unusual Machines will pay Red Cat Holdings, Inc. $5.0 million for the purchase of Fat Shark Holdings Ltd. and Rotor Riot, LLC. The $5.0 million will be paid from net proceeds received from this offering.

F	Fat Shark common stock acquired.

G	Per the terms of the share purchase agreement and total consideration of the transaction, Unusual Machines will issue $10.5 million in Unusual Series A Preferred Stock based on an estimated $4 per share price at closing of the transaction.

H	Unusual Series A Preferred Stock issued above par value as a part of the share purchase agreement offset by elimination of Fat Shark and Rotor Riot equity acquired.

I	Fat Shark and Rotor Riot accumulated deficit.

F-4

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the 12 months ended	Unusual Historical	Fat Shark Historical	Rotor Riot Historical	Pro Forma Adjustments	Pro Forma Combined
	April 30, 2022	April 30, 2022	April 30, 2022		April 30, 2022

Revenue	$1,020	$2,627,792	$2,028,149	$–	$4,656,961
Cost of revenues	–	2,569,307	1,587,674	–	4,156,981

Gross profit	1,020	58,485	440,475	–	499,980

Gross margin	100%	2.2%	21.7%		10.7%
Operating expenses:
Operations	–	252,545	372,473		625,018
Research and development	–	407,881	58,719	–	466,600
Selling and marketing	–	60,616	220,007	–	280,623
General and administrative	526,374	169,096	220,366	–	915,836
Stock based compensation	–	15,606	161,087	–	176,693

Total operating expenses	526,374	905,744	1,032,652	–	2,464,770

Operating loss	(525,354)	(847,259)	(592,177)	–	(1,964,790)

Other income (expenses)	–	(44,126)	–	–	(44,126)
Interest income	13	–	–	–	13
Interest expense	–	(19,338)	(4,701)	–	(24,039)

Loss before taxes	(525,341)	(910,723)	(596,878)	–	(2,032,942)

Provision for taxes	–	–	–	–	–

Net loss	$(525,341)	$(910,723)	$(596,878)	$–	$(2,032,942)

F-5

For the 12 months ended	Unusual Historical	Fat Shark Historical	Rotor Riot Historical	Pro Forma Adjustments	Pro Forma Combined
	April 30, 2021	April 30, 2021	April 30, 2021		April 30, 2021

Revenue	$3,972	$2,887,475	$2,194,503	$–	$5,085,950
Cost of revenues	–	2,361,342	1,638,070	–	3,999,412

Gross profit	3,972	526,133	556,433	–	1,086,538

Gross margin	100%	18.2%	25.4%		21.4%
Operating expenses:
Operations	–	208,990	374,556		583,546
Research and development	–	165,427	28,368	–	193,795
Selling and marketing	–	27,110	81,449	–	108,559
General and administrative	40,596	121,053	121,342	–	282,991
Stock based compensation	–	–	–	–	–

Total operating expenses	40,596	522,580	605,715	–	1,168,891

Operating income (loss)	(36,624)	3,553	(49,282)	–	(82,353)

Other income (expenses)	–	(5,652)	–	–	(5,652)
Interest income	–	–	–	–	–
Interest expense	–	(25,791)	(20,327)	–	(46,118)

Loss before taxes	(36,624)	(27,890)	(69,609)	–	(134,123)

Provision for taxes	–	–	–	–	–

Net loss	$(36,624)	$(27,890)	$(69,609)	$–	$(134,123)

F-6

Notes to Unaudited Pro Forma

Condensed Combined Financial Statements

Note 1 — Basis of Presentation

On November 21, 2021, Unusual Machines, Inc. (the “Company”) entered into a Share Purchase Agreement (the “Agreement”) with Red Cat Holdings, Inc., a Nevada Corporation (“Red Cat”) for the purchase and sale of Fat Shark Holdings, Ltd., a Nevada Corporation (“Fat Shark”) and Rotor Riot, LLC, an Ohio limited liability Company (“Rotor Riot”).

The Agreement provides that the Company will acquire all of the outstanding shares of capital stock of Fat Shark and Rotor Riot in exchange for a purchase price of $18.0 million (“Purchase Price”) consisting of (a) $5.0 million in cash, (b) a $2.5 million Senior Secured Convertible Promissory Note convertible into shares of the Company’s common stock, and (c) $10.5 million convertible into shares of the Company’s Series A Convertible Preferred Stock. The Purchase Price is subject to potential adjustments. The consummation of the transactions contemplated by the Agreement are subject to certain closing conditions including, without limitation, the Company completing a public offering (the “Offering”), the related S-1 registration statement being declared effective by the Securities and Exchange Commission, the approval by Nasdaq Capital Market (“Nasdaq”) of the Company’s listing application and the commencement of trading on Nasdaq simultaneously with the consummation of the Offering (collectively, the “Closing Conditions”).

Accounting Standards Codification (“ASC”) 805, Business Combinations, reflects the overall principle that when an entity (the “Acquirer”) takes control of another entity (the “Target”), the fair value of the underlying exchange transaction should be used to establish a new accounting basis of the acquired entity. In accordance with this ASC, the Share Purchase Agreement will be accounted for as an acquisition of Fat Shark and Rotor Riot by the Company. In addition, because obtaining control leaves the acquirer responsible and accountable for all of the acquiree’s assets, liabilities, and operations, the acquirer should recognize and measure the assets acquired and liabilities assumed at their full fair values with limited exceptions as of the date control is obtained.

Authoritative guidance

1. ASC 805, Business Combinations (“ASC 805”)

2. ASC 820, Fair Value Measurements and Disclosures (“ASC 820”)

3. ASC 350, Intangibles — Goodwill and Other (“ASC 350”)

4. ASC 360, Property, Plant, and Equipment (“ASC 360”)

The unaudited pro forma condensed combined financial statements are based on the Company’s audited and unaudited interim historical consolidated financial statements and Fat Shark and Rotor Riot’s audited and unaudited interim historical combined financial statements as adjusted to give effect to the Company’s acquisition by Unusual Machines.

The allocation of the purchase price used in the unaudited pro forma financial statements is based upon management’s estimate of the fair values of the assets and liabilities determined. A final allocation of the purchase price will be determined upon closing of the Share Purchase Agreement with the assistance of a third-party valuation firm. The Unaudited Pro Forma Condensed Combined Financial Statements are provided for informational purpose only and are not necessarily indicative of what the combined company’s financial position and results of operations would have actually been had the transactions been completed on the dates used to prepare these pro forma financial statements. The adjustments to fair value and the other estimates reflected in the accompanying unaudited pro forma condensed combined financial statements may be materially different from those reflected in the combined company’s consolidated financial statements subsequent to the transactions. In addition, the Unaudited Pro Forma Condensed Combined Financial Statements do not purport to project the future financial position or results of operations of the combined companies.

These unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the transactions. These financial statements also do not include any integration costs the companies may incur related to the transactions as part of combining the operations of the companies.

F-7

Note 2 — Summary of Significant Accounting Policies

The unaudited pro forma condensed combined balance sheet as of April 30, 2022, gives pro forma effect to the business combination as if it had been consummated as of April 30, 2022. The unaudited proforma condensed combined statements of operations for the twelve months ended April 30, 2022 give pro forma effect to the business combination as if it had been consummated as of April 30, 2022. The unaudited pro forma condensed combined financial statements have been prepared in a manner consistent with the accounting policies adopted by the Company. The accounting policies followed for financial reporting on a pro forma basis are the same as those disclosed in the audited financial statements included in this Prospectus. The unaudited pro forma condensed combined financial statements do not assume any differences in accounting policies among the Company and Fat Shark and Rotor Riot.

Note 3 — Purchase Price Allocation and Goodwill

In November 2021, the Company entered into the Agreement with Red Cat to acquire all of the capital stock of Fat Shark and Rotor Riot, subject to the satisfaction of the Closing Conditions. Closing of the Agreement would occur in conjunction with the closing of the Offering as described in this Prospectus.

A summary of management’s estimated purchase price and related allocation was as follows as of April 30, 2022. Per the Agreement, the final purchase price allocation will be agreed upon after closing. In addition, final fair values of assets acquired, including the valuation of any intangible assets, and liabilities assumed will be determined after closing.

Series A Preferred Stock	$10,500,000
Promissory note issued	2,500,000
Cash	5,000,000
Total Purchase Price	$18,000,000

Estimated assets acquired	Fat Shark	Rotor Riot	Combined

Cash	$109,223	20,041	$129,264
Accounts receivable	64,630	–	64,630
Inventory	317,556	375,570	693,126
Other current assets	286,148	245,341	531,489
Estimated intangible assets	1,342,401	20,000	1,362,401
Operating lease right-of-use assets	–	133,293	133,293
Other assets	–	3,853	3,853
Total estimated assets acquired	2,119,958	798,098	2,918,056
Estimated liabilities assumed
Accounts payable and accrued expenses	132,035	80,231	212,266
Customer deposits	9,119	136,197	145,316
Operating lease liabilities	–	142,370	142,370
Total estimated liabilities assumed	141,154	358,798	499,952
Total estimated fair value of net assets acquired	1,978,804	439,300	2,418,104
Estimated goodwill	$–	–	$15,581,896

F-8

The Company will engage a valuation services firm to value the intangible assets acquired once the transactions contemplated by the Agreement have closed and final balances as of the closing date for the target companies are provided. The allocation of the purchase price used in the unaudited pro forma financial statements is based upon management’s estimate of the fair values of the assets and liabilities determined. To the extent that the parties do not agree on the final allocation of the purchase price, a final allocation of the purchase price will be determined in accordance with Section 2.01 of Agreement with the assistance of a nationally-recognized accounting firm that is reasonably acceptable to Unusual and Red Cat. The Unaudited Pro Forma Condensed Combined Financial Statements and estimated goodwill are provided for informational purpose only and are not necessarily indicative of what the combined company’s financial position and results of operations would have actually been had the transactions been completed on the dates used to prepare these pro forma financial statements.

Note 4 — Pro Forma Transaction Accounting Adjustments

The pro forma transaction accounting adjustments are based on the Company’s preliminary estimates, valuations, and assumptions that are subject to change.

Note 5 – Related Party Transactions

Fat Shark Ltd. sells products to Rotor Riot, LLC which is included in revenue for Fat Shark and cost of goods sold for Rotor Riot. Sales totaled $104,961 and $82,456 during the fiscal years ended April 30, 2022 and 2021, respectively.

F-9

Unusual Machines, Inc.

Condensed Balance Sheets (Unaudited)

	As of
	September 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash	$3,605,742	$3,785,891
Accounts receivable, net	945	945
Note receivable	70,000	115,222
Total current assets	3,676,687	3,902,058

Non-current assets:
Computer equipment, net	2,521	–
Total non-current assets	2,521	–

Total assets	$3,679,208	$3,902,058

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accrued liabilities	$5,055	$–
Total current liabilities	5,055	–

Commitments and contingencies	–	–

Stockholders’ equity:
Preferred stock - $0.01 par value, 10,000,000 authorized and 0 shares issued and outstanding	–	–
Common stock - $0.01 par value, 90,000,000 authorized and 8,184,500 and 7,552,000 shares issued and outstanding at September 30, 2022 and December 31, 2021, respectively	81,845	75,520
Additional paid in capital	4,666,120	2,230,480
Stocks to be issued	–	1,892,065
Accumulated deficit	(1,073,812)	(296,007)
Total liabilities and stockholders’ equity	$3,679,208	$3,902,058

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-10

Unusual Machines, Inc.

Condensed Statements of Operations (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Revenue	$–	$900	$–	$4,988

Cost of goods sold	–	–	–	–

Gross margin	–	900	–	4,988

Operating expenses:
Research and development	91,325	–	91,325	–
General and administrative	215,998	3,288	686,584	4,186
Total operating expenses	307,323	3,288	777,909	4,186

Income (loss) from operations	(307,323)	(2,388)	(777,909)	802

Other income:
Interest income	51	–	104	–
Total other income	51	–	104	–

Net income (loss) before income taxes	(307,272)	(2,388)	(777,805)	802
Income taxes	–	–	–	–

Net income (loss)	$(307,272)	$(2,388)	$(777,805)	$802

Net income (loss) per share attributable to common stockholders Basic and diluted	$(0.04)	$(0.00)	$(0.10)	$0.00

Weighted average common shares outstanding Basic and diluted	8,142,109	1,109,696	8,051,322	373,963

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-11

Unusual Machines, Inc.

Condensed Statement of Changes in Stockholders’ Equity (Unaudited)

Nine Months Ended September 30, 2022

	Common Stock		Additional Paid-In	Stocks to be	Accumulated
	Shares	Value	Capital	Issued	Deficit	Total
Balance, December 31, 2021	7,552,000	$75,520	$2,230,480	$1,892,065	$(296,007)	$3,902,058

Issuance of common shares	632,500	6,325	2,435,640	(1,892,065)	–	549,900
Net loss	–	–	–	–	(777,805)	(777,805)
Balance, September 30, 2022	8,184,500	$81,845	$4,666,120	$–	$(1,073,812)	$3,674,153

Nine Months Ended September 30, 2021

	Common Stock		Additional Paid-In	Stocks to be	Accumulated
	Shares	Value	Capital	Issued	Deficit	Total
Balance, December 31, 2020	–	$–	$–	$250,000	$(134,131)	$115,869

Issuance of common shares	5,276,000	52,760	1,997,205	(250,000)	–	1,799,965
Net income	–	–	–	–	802	802
Balance, September 30, 2021	5,276,000	$52,760	$1,997,205	$–	$(133,329)	$1,916,636

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-12

Unusual Machines, Inc.

Condensed Statement of Cash Flows (Unaudited)

	Nine Months Ended September 30,
	2022	2021

Cash flows from operating activities:
Net income (loss)	$(777,805)	$802
Change in assets and liabilities:
Accounts receivable	–	(945)
Note receivable	45,222	–
Accounts payable and accrued liabilities	5,055	–
Net cash used in operating activities	(727,528)	(143)

Cash flows from investing activities:
Purchase of property and equipment	(2,521)	–
Net cash used in investing activities	(2,521)	–

Cash flows from financing activities:
Proceeds from issuance of common stock	549,900	1,799,965
Net cash provided by financing activities	549,900	1,799,965

Net increase (decrease) in cash	(180,149)	1,799,822

Cash, beginning of year	3,785,891	647

Cash, end of year	$3,605,742	$1,800,469

Supplemental disclosures of cash flow information:
Cash paid for interest	$–	$–
Cash paid for income tax	$–	$–

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-13

Unusual Machines, Inc.

Notes to Condensed Financial Statements (Unaudited)

Note 1 – Organization and nature of business

Unusual Machines, Inc. (the “Company”), previously known as AerocarveUS Corporation is a corporation registered with the Department of State under the laws of the Commonwealth of Puerto Rico on July 11, 2019. The company is engaged in the commercial drone industry.

Note 2 – Summary of significant accounting policies

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Unaudited interim financial information

The condensed financial statements of the Company included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted from this Prospectus, as is permitted by such rules and regulations. Accordingly, these condensed financial statements should be read in conjunction with the Company’s audited annual financial statements and notes thereto included in this Prospectus. The results for any interim period are not necessarily indicative of results for any future period.

Cash

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains cash deposits at several financial institutions, which are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company’s cash balance may at times exceed these limits. At September 30, 2022 and December 31, 2021, the Company had $3,355,742 and $3,535,891, respectively, in excess of federally insured limits. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and such results could be material.

F-14

Risks and Uncertainties

The Company is subject to various risks and uncertainties frequently encountered by companies in the early stages of development. Such risks and uncertainties include, but are not limited to, its limited operating history, competition from other companies, limited access to additional funds, dependence on key personnel, and management of potential rapid growth. For a description of the these and other risk factors, see “Risk Factors” contained in this Prospectus. To address these risks, the Company must, among other things, develop its customer base; implement and successfully execute its business and marketing strategy; develop follow-on products; provide customer service; and attract, retain, and motivate qualified personnel. There can be no guarantee that the Company will be successful in addressing these or other such risks.

Accounts Receivable

The Company carries its accounts receivable. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written-off as uncollectible at the discretion of management. At December 31, 2021 and 2020, the Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established.

Note Receivable

During the fiscal year ended December 31, 2021 and 2020, the Company made an unsecured demand loan to Rotor Riot in the amount of $115,000 for general operating expenses. In August 2022, $45,222 was repaid by Rotor Riot and the balance as of September 30, 2022 was $70,000. The remaining balance of the loan will be repaid as a part of the closing of the Rotor Riot acquisition. This loan does not bear interest.

Revenue Recognition

The Company receives revenues from the sale of products. Sales revenue is recognized when the products are shipped and the price is fixed or determinable, no other significant obligations of the Company exist and collectability is reasonably assured. Revenue is recognized when the title to the products has been passed to the customer, which is the date the products are delivered to the designated locations and the previously discussed requirements are met.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, “Revenue from Contracts with Customers.” This standard, along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update was effective for the Company beginning in July 2019.

The Company applies the five-step approach outlined in the new revenue standard as follows:

Step 1: Identify the contract with a customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation at a point in time.

Income Taxes

The Company reports income on the accrual method for financial statements and income tax reporting purposes. The Company is organized as a taxable for-profit company. Income taxes are provided at the applicable rates on income for financial reporting purposes.

F-15

Note 3 – Common Stock

The Company issued 632,500 and 5,276,000 shares for total proceeds of $549,900 and $1,799,965 for the nine months ended September 30, 2022 and 2021, respectively.

Note 4 – Subsequent Events

On November 21, 2022 the Company entered into a Share Purchase Agreement (“Purchase Agreement”) with Red Cat Holdings, Inc. to purchase 100% of Rotor Riot, LLC and Fat Shark Ltd. for total consideration of $18 million. The purchase price consists of $5.0 million in cash, $2.5 million in a Senior Secured Convertible Promissory Note, and $10.5 million in the Company’s Series A Convertible Preferred Stock. The consummation of the transactions contemplated by the Purchase Agreement are subject to certain closing conditions including, without limitation, the Company completing a public offering (the “Offering”), the related S-1 registration statement being declared effective by the Securities and Exchange Commission, the approval by Nasdaq Capital market (“Nasdaq”) of the Company’s listing application and the commencement of trading on Nasdaq simultaneously with the consummation of the Offering.

On December 14, 2022, the Company amended its Articles of Incorporation to, among other things, increase the number of authorized shares of common stock from 90,000,000 to 500,000,000.

The Company has evaluated events through December 14, 2022, which is the date the financial statements were available to be issued. There were no additional material subsequent events that require recognition or disclosure in these financial statements other than those described above.

F-16

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of AerocarveUS Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of AerocarveUS Corporation as of December 31, 2021 and 2020, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company's auditor since 2022

Lakewood, CO

December 14, 2022

F-17

Aerocarveus Corporation

Balance Sheets

	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$3,785,891	$647
Accounts receivable, net	945	–
Note receivable	115,222	115,222
Total current assets	3,902,058	115,869

Total assets	$3,902,058	$115,869

LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders’ equity:
Preferred stock - $0.01 par value, 10,000,000 authorized and 0 shares issued and outstanding	$–	$–
Common stock - $0.01 par value, 90,000,000 authorized and 7,552,000 and 0 shares issued and outstanding at December 31, 2021 and December 31, 2020, respectively	75,520	–
Additional paid in capital	2,230,480	–
Stocks to be issued	1,892,065	250,000
Accumulated deficit	(296,007)	(134,131)
Total stockholders’ equity	$3,902,058	$3,902,058

See accompanying independent auditor’s report and notes to the financial statements.

F-18

Aerocarveus Corporation

Statement of Operations

For the Years Ended December 31, 2021 and 2020

	Year Ended December 31,
	2021	2020

Revenue	$4,989	$–

Cost of goods sold	–	–

Gross margin	4,989	–

Operating expenses:
General and administrative	166,868	65,373
Total operating expenses	166,868	65,373

Loss from operations	(161,879)	(65,373)

Other income:
Interest income	3	–
Total other income	3	–

Net loss before income tax	(161,876)	(65,373)

Income tax benefit (expense)	–	–

Net loss	$(161,876)	$(65,373)

Net loss per share attributable to common stockholders
Basic and diluted	$(0.09)	$–

Weighted average common shares outstanding
Basic and diluted	1,867,242	–

See accompanying independent auditor’s report and notes to financial statements.

F-19

Aerocarveus Corporation

Statement of Changes in Stockholders’ Equity

For the Years Ended December 31, 2021 and 2020

	Common Stock		Additional Paid-In	Stocks to be	Accumulated
	Shares	Value	Capital	Issued	Deficit	Total
Balance, December 31, 2019	–	$–	$–	$250,000	$(68,758)	$181,242

Net loss	–	–	–	–	(65,373)	(35,373)

Balance, December 31, 2020	–	$–	$–	$250,000	$(134,131)	$115,869

Issuance of common shares	7,552,000	75,520	2,230,480	(250,000)	–	2,056,000
Stocks to be issued	–	–	–	1,892,065	–	1,892,065
Net loss	–	–	–	–	(161,876)	(161,876)

Balance, December 31, 2021	7,552,000	$75,520	$2,230,480	$1,892,065	$(296,007)	$3,902,058

See accompanying independent auditor’s report and notes to financial statements.

F-20

Aerocarveus Corporation

Statement of Cash Flows

For the Years Ended December 31, 2021 and 2020

	Year Ended December 31,
	2021	2020

Cash flows from operating activities:
Net loss	$(161,876)	$(65,373)
Change in assets and liabilities:
Accounts receivable	(945)	–
Note receivable	–	(70,000)
Net cash used in operating activities	(162,821)	(135,373)

Cash flows from financing activities:
Issuance of common stock	2,056,000	–
Proceeds from stocks to be issued	1,892,065	–
Net cash provided by financing activities	3,948,065	–

Net increase (decrease) in cash	3,785,244	(135,373)

Cash, beginning of year	647	136,020

Cash, end of year	$3,785,891	$647

Supplemental disclosures of cash flow information:
Cash paid for interest	$–	$–
Cash paid for income tax	$–	$–

See accompanying independent auditor’s report and notes to financial statements.

F-21

Aerocarveus Corporation

Notes to Financial Statements

For the Year Ended December 31, 2021

Note 1 – Organization and nature of business

Aerocarveus Corporation (“The Company”) is a domestic limited liability company registered with the Department of State under the laws of the Commonwealth of Puerto Rico on July 11, 2019. The company is engaged in the commercial drone industry. On June 6, 2022, the Company changed its name from Aerocarveus Corporation to Unusual Machines, Inc.

Note 2 – Summary of significant accounting policies

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and such results could be material.

Accounts Receivable

The Company carries its accounts receivable. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written-off as uncollectible at the discretion of management. At December 31, 2021 and 2020, the Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established.

Note Receivable

During the fiscal year ended December 31, 2021 and 2020, the Company made an unsecured and demand loan to Rotor Riot of $115,000 for general operating expenses. The balance of the loan will be repaid as a part of the closing of the Rotor Riot acquisition. This loan does not bear interest.

Revenue Recognition

The Company receives revenues from the sale of products. Sales revenue is recognized when the products are shipped and the price is fixed or determinable, no other significant obligations of the Company exist and collectability is reasonably assured. Revenue is recognized when the title to the products has been passed to the customer, which is the date the products are delivered to the designated locations and the previously discussed requirements are met.

F-22

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, “Revenue from Contracts with Customers.” This standard, along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update was effective for the Company beginning in July 2019.

The Company applies the five-step approach outlined in the new revenue standard as follows:

Step 1: Identify the contract with a customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation at a point in time.

Income Taxes

The Corporation reports income on the accrual method for financial statements and income tax reporting purposes. The Company is organized as a taxable for-profit company. Income taxes are provided at the applicable rates on income for financial reporting purposes.

Note 3 – Common Stock

During the year 2021, the Company issue 7,552,000 shares, with an average of $0.27 per share for total proceeds of $2,056,000. The stocks par value is $0.01.

Also, as of December 31, 2021, the Company received $1,892,065 for stocks that were issued in 2022.

Note 4 – Subsequent Events

From January 2022 to August 2022, the Company issued 62,500 shares at $3.88 per share for total proceeds of $242,000.

On November 21, 2022 the Company entered into a Share Purchase Agreement (“Purchase Agreement”) with Red Cat Holdings, Inc. to purchase 100% of Rotor Riot, LLC and Fat Shark Ltd. for total consideration of $18 million. The purchase price consists of $5.0 million in cash, $2.5 million in a Senior Secured Convertible Promissory Note, and $10.5 million in the Company’s Series A Convertible Preferred Stock. The consummation of the transactions contemplated by the Purchase Agreement are subject to certain closing conditions including, without limitation, the Company completing a public offering (the “Offering”), the related S-1 registration statement being declared effective by the Securities and Exchange Commission, the approval by Nasdaq Capital market (“Nasdaq”) of the Company’s listing application and the commencement of trading on Nasdaq simultaneously with the consummation of the Offering.

On December 14, 2022, the Company amended its Articles of Incorporation to, among other things, increase the number of authorized shares of common stock from 90,000,000 to 500,000,000.

The Company has evaluated events through December 14, 2022, which is the date the financial statements were available to be issued. There were no additional material subsequent events that require recognition or disclosure in these financial statements other than those described above.

F-23

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Fat Shark Holdings, Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Fat Shark Holdings, Ltd. as of April 30, 2022 and April 30, 2021, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2022 and April 30, 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s Liabilities exceeding Assets raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company's auditor since 2020

Lakewood, CO

December 14, 2022

F-24

Fat Shark Holdings, Ltd.

Balance Sheets

	April 30,	April 30,
	2022	2021
ASSETS
Current assets
Cash	$109,223	$44,838
Accounts receivable, net	64,630	328,408
Inventory	317,556	160,959
Other	286,148	570,294
Total current assets	777,557	1,104,499
Goodwill	6,168,260	6,168,260
Intangible assets, net	1,342,401	1,402,134
TOTAL ASSETS	$8,288,218	$8,674,893
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$49,035	$229,735
Accrued expenses	83,000	101,303
Customer deposits	9,119	17,669
Debt obligations	–	1,753,000
Due to related party	2,734,600	249,999
Total current liabilities	2,875,754	2,351,706

Commitments and contingencies

Stockholders’ equity
Common stock	1	1
Additional paid-in capital	6,351,076	6,351,076
Accumulated deficit	(938,613)	(27,890)
Total stockholders' equity	5,412,464	6,323,187
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$8,288,218	$8,674,893

See accompanying notes.

F-25

Fat Shark Holdings, Ltd.

Statements of Operations

	Year ended April 30,
	2022	2021
Revenues	$2,627,792	$2,887,475

Cost of goods sold	2,569,307	2,361,342

Gross margin	58,485	526,133

Operating expenses
Operations	252,545	208,990
Research and development	407,881	165,427
Sales and marketing	60,616	27,110
General and administrative	169,096	121,053
Stock based compensation	15,606	–
Total operating expenses	905,744	522,580
Operating (loss) income	(847,259)	3,553

Other expense
Interest expense	19,338	25,791
Other, net	44,126	5,652
Other expense	$63,464	$31,443

Net loss	$(910,723)	$(27,890)

See accompanying notes.

F-26

Fat Shark Holdings, Ltd.

Statements of Stockholders’ Equity

	Common Stock		Additional Paid-in	Accumulated	Total
	Shares	Amount	Capital	Deficit	Equity
Balances, November 2, 2020	1,000	$1	$–	$–	$1

Capital provided by Parent on behalf of Company	–	–	6,351,076	–	6,351,076

Net loss	–	–	–	(27,890)	(27,890)

Balances, April 30, 2021	1,000	$1	$6,351,076	$(27,890)	$6,323,187

Net loss	–	–	–	(910,723)	(910,723)

Balances, April 30, 2022	1,000	$1	$6,351,076	$(938,613)	$5,412,464

See accompanying notes.

F-27

Fat Shark Holdings, Ltd.

Cash Flows Statements

	Year ended April 30,
	2022	2021
Cash flows from operating activities
Net loss	$(910,723)	$(27,890)
Stock based compensation	15,606	–
Amortization of intangible assets	59,733	29,866
Changes in operating assets and liabilities, net of acquisition
Inventory	(156,597)	74,589
Accounts receivable	263,778	(89,974)
Other	151,946	(186,425)
Customer deposits	(8,550)	(7,525)
Accounts payable	(180,700)	(49,776)
Accrued expenses	(18,303)	100,946
Net cash used in operating activities	(783,810)	(156,189)

Cash flows from financing activities
Cash acquired through acquisition	–	201,027
Proceeds from related party obligations	2,468,995	–
Payments under debt obligations	(1,620,800)	–
Net cash provided by financing activities	848,195	201,027

Net increase in Cash	64,385	44,838
Cash, beginning of period	44,838	–
Cash, end of period	$109,223	$44,838

Cash paid for interest	$45,129	$–
Cash paid for income taxes	$–	$–

Non-cash transactions
Indirect payment of debt obligation	$132,200	$–

See accompanying notes.

F-28

Fat Shark Holdings, Ltd.

Notes to the Financial Statements

April 30, 2022 and 2021

Note 1 – The Business

Originally founded in September 2020 as FS Acquisition Corp. ("FSA" or the “Company”), the company was formed by Red Cat Holdings, Inc., its wholly owned parent, to complete the acquisition of Fat Shark Holdings, LTD (“Holdings”). As further described in Note 3, the acquisition closed on November 2, 2020. In April 2022, the Company re-incorporated in Nevada, United States and formally changed its name to Fat Shark Holdings, Ltd. The Company sells consumer electronics products to the first-person view (“FPV”) sector of the drone industry.

Note 2 – Basis of Accounting and Going Concern

These financial statements reflect the operating results of the Company for the two years ended April 30, 2022, including the financial support received from its Parent. These financial statements may not be indicative of the company’s operating results if it had operated without financial support from its Parent.

The financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As reflected in the financial statements, the Company has incurred net losses totaling $938,613 since its inception, and reported negative working capital of $2,098,197 at April 30, 2022. Management recognizes that these operating results and our financial position raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and the classification of liabilities that might be necessary should we be unable to continue as a going concern.

Note 3 – Acquisition of Fat Shark Holdings, LTD

In September 2020, the Company entered into a share purchase agreement ("Share Purchase Agreement") with Greg French ("French"), the founder and sole shareholder of Holdings to acquire all of the issued and outstanding shares of Holdings and its wholly owned subsidiaries, Fat Shark Tech, LTD and Fat Shark Technology SEZC. The transaction closed on November 2, 2020. At closing, the Parent delivered to the Seller, on behalf of the Company, 5,227,273 shares of the Parent's common stock with a fair value of $6,351,076. The Company recognized the shares issued on its behalf by the Parent as an additional capital investment. In addition, a senior secured promissory note was issued to the Seller which was recorded on the Company's balance sheet. Finally, the Seller received a cash payment of $250,000, which was funded by the Parent, and recognized by the Company due to related party.

A summary of the purchase price and its related allocation was as follows:

Shares issued	$6,351,076
Promissory note issued	1,753,000
Cash	250,000
Total Purchase Price	$8,354,076

Assets acquired
Cash	201,632
Accounts receivable	249,159
Other assets	384,232
Inventory	223,380
Brand name	1,144,000
Proprietary technology	272,000
Non-compete agreement	16,000
Total assets acquired	2,490,403
Liabilities assumed
Accounts payable and accrued expenses	279,393
Customer deposits	25,194
Total liabilities assumed	304,587
Total fair value of net assets acquired	2,185,816
Goodwill	$6,168,260

F-29

The Company engaged a valuation services firm to value the intangible assets acquired and the purchase price allocation is now complete. Intangible assets included proprietary technology and a non-compete agreement which are being amortized over 5 and 3 years, respectively. The carrying value of brand name is not being amortized but is reviewed quarterly and formally evaluated at year end. The excess of the purchase price above the net assets acquired was recorded as goodwill which is reviewed quarterly and formally evaluated at year end.

Note 4 – Summary of Significant Accounting Policies

Basis of Accounting – The financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Certain prior period amounts have been restated to conform to the current year presentation.

Use of Estimates – The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates reflected in these financial statements include those used to (i) determine stock-based compensation, (ii) complete purchase price accounting for acquisitions, and (iii) accounting for derivatives.

Cash and Cash Equivalents – At April 30, 2022 and 2021, we held cash of $109,223 and $44,838, respectively, in multiple commercial banks and financial services companies. We have not experienced any loss on these cash balances and believe they are not exposed to any significant credit risk.

Fair Values, Inputs and Valuation Techniques for Financial Assets and Liabilities, and Related Disclosures – The fair value measurements and disclosure guidance defines fair value and establishes a framework for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In accordance with this guidance, the Company has categorized its recurring basis financial assets and liabilities into a three-level fair value hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2: Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3: Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

Disclosures for Non-Financial Assets Measured at Fair Value on a Non-Recurring Basis

The Company's financial instruments mainly consist of cash, receivables, current assets, accounts payable, accrued expenses and debt. The carrying amounts of cash, receivables, current assets, accounts payable, accrued expenses and current debt approximates fair value due to the short-term nature of these instruments.

F-30

Revenue Recognition – The Company recognizes revenue in accordance with ASC 606, “Revenue from Contracts with Customers”, issued by the Financial Accounting Standards Board (“FASB”). This standard includes a comprehensive evaluation of factors to be considered regarding revenue recognition including (i) identifying the promised goods, (ii) evaluating performance obligations, (iii) measuring the transaction price, (iv) allocating the transaction price to the performance obligations if there are multiple components, and (v) recognizing revenue as each obligation is satisfied. The Company’s revenue transactions include a single component, specifically, the shipment of goods to customers as orders are fulfilled. The Company recognizes revenue upon shipment. The timing of the shipment of orders can vary considerably depending upon whether an order is for an item normally maintained in inventory or an order that requires assembly or unique parts. Customer deposits totaled $9,119 and $17,669 at April 30, 2022 and 2021, respectively.

Research and Development – Research and development expenses include payroll, employee benefits, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, as well as a proportionate share of overhead costs such as rent. Costs related to software development are included in research and development expense until technological feasibility is reached, which for our software products, is generally shortly before the products are released to production. Once technological feasibility is reached, such costs are capitalized and amortized as a cost of revenue over the estimated lives of the products.

Income Taxes – Deferred taxes are provided on the liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Recent Accounting Pronouncements – Management does not believe that recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

Stock-Based Compensation – For stock options, we use the estimated grant-date fair value method of accounting in accordance with ASC Topic 718, Compensation – Stock Compensation. Fair value is determined based on the Black-Scholes Model using inputs reflecting our estimates of expected volatility, term and future dividends. We recognize forfeitures as they occur. For restricted stock, we determine the fair value based on our stock price on the date of grant. For both stock options and restricted stock, we recognize compensation costs on a straight-line basis over the service period which is the vesting term.

Related Parties – Parties are considered to be related to us if they have control or significant influence, directly or indirectly, over us, including key management personnel and members of the Board of Directors. Related Party transactions are disclosed in Note 12.

Note 5 – Inventories

Inventories, consisting solely of finished goods, totaled $317,556 and $160,959 at April 30, 2022 and 2021, respectively.

Note 6 – Other Assets

Other assets, short term, included.

	April 30, 2022	April 30, 2021
Prepaid inventory	$271,500	$478,939
Due from related party	–	75,000
Prepaid expenses	14,648	6,983
Security deposits	–	9,372
Total	$286,148	$570,294

Due from related party at April 30, 2021 represents funds advanced to Skypersonic, Inc., prior to its acquisition by the Company's parent, Red Cat Holdings. This amount was repaid in May 2021.

F-31

Note 7 – Intangible Assets

Intangible assets relate to acquisitions completed by the Company, including those described in Note 3. Intangible assets as of April 30 were as follows:

	April 30, 2022			April 30, 2021
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Proprietary technology	$272,000	$(81,600)	$190,400	$272,000	$(27,200)	$244,800
Non-compete agreements	16,000	(7,999)	8,001	16,000	(2,666)	13,334
Total finite-lived	288,000	(89,599)	198,401	288,000	(29,866)	258,134
Indefinite-lived– Brand name	1,144,000	–	1,144,000	1,144,000	–	1,144,000
Total, net	$1,432,000	$(89,599)	$1,342,401	$1,432,000	$(29,866)	$1,402,134

As of April 30, 2022, expected amortization expense for the next five years is as follows:

Fiscal Year Ended:
2023	$59,734
2024	57,067
2025	54,400
2026	27,200
Total	$198,401

Proprietary technology and non-compete agreements are being amortized over 5 and 3 years, respectively. Goodwill and Brand name are not amortized but evaluated for impairment on a quarterly basis.

Goodwill is a separately stated intangible asset and represents the excess of the purchase price of acquisitions above the net assets acquired. The balance was $6,168,260 as of April 30, 2022 and 2021.

Note 8 – Debt Obligations

In connection with the acquisition of Holdings in November 2020, the Company issued a secured promissory note in the amount of $1,753,000 to the seller. The note bore interest at 3% annually and was scheduled to mature in full in November 2023. In May 2021, the Company made an initial payment of $132,200 by directing a refund from a vendor based in China to the noteholder who is also based in China. The remaining balance of $1,620,800 plus accrued interest totaling $45,129 was paid in September 2021.

Note 9 – Income Taxes

The Company was originally founded in November 2020 as an entity based in the Cayman Islands. While based in the Cayman Islands, the Company qualified as a Caymans Island Exempted Company which qualified it as a tax exempt entity.  In April 2022, the Company changed its name to Fat Shark Holdings, Ltd. and reincorporated in Nevada, United States.  Since incorporating in the United States, the Company has incurred net losses through April 30, 2022. Our current provision for the reporting periods presented in these financial statements consisted of a tax benefit against which we applied a full valuation allowance, resulting in no current provision for income taxes. In addition, there was no deferred provision for any of these reporting periods. Currently, we focus on projected future taxable income in evaluating whether it is more likely than not that these deferred assets will be realized. Based on the fact that we have not generated an operating profit since incorporating in the United States, we have applied a full valuation allowance against our deferred tax assets at April 30, 2022.

F-32

Note 10 – Share Based Awards

Red Cat has established the 2019 Equity Incentive Plan (the "Plan") to incentive key employees, consultants, and directors with long term compensation awards such as stock options, restricted stock, and restricted stock units (collectively, the "Awards"). The Company recognized stock-based compensation expense in connect with Awards to its employees.

Options

The table below sets forth the assumptions used to calculate the fair value of options granted during the fiscal year ended April 30, 2022:

Exercise price	$2.52
Stock price on date of grant	2.52
Risk-free interest rate	1.50%
Dividend yield	–
Expected term (years)	8.25
Volatility	270.30%

A summary of options activity under the Plan since April 30, 2021 is as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of April 30, 2021	–
Granted	45,000	$2.52
Exercised	–
Forfeited or expired	–
Outstanding as of April 30, 2022	45,000	$2.52	9.56	$–
Exercisable as of April 30, 2022	3,750	$2.52	9.56	$–

The aggregate intrinsic value of outstanding options at April 30, 2022 was zero as the exercise price of each option was higher than the stock price at April 30, 2022 of $2.03. As of April 30, 2022, there was $89,233 of unrecognized stock-based compensation expense related to unvested stock options which is expected to be recognized over the weighted average periods of 2.56 years.

Stock Compensation

Stock compensation expense for the year ended April 30, 2022 was as follows:

General and administrative	$–
Research and development	7,803
Operations	7,803
Sales and marketing	–
Total	$15,606

Stock compensation expense totaled $0 for the year ended April 30, 2021.

F-33

Note 11 – Statement of Stockholders’ Equity

The Company is authorized to issue 3,000 shares of common stock having a par value of $0.001 per share. Upon its formation, the Company issued 1,000 shares of common stock to its Parent for $1.00.

In connection with its acquisition of Holdings in November 2020, the Company's parent, Red Cat Holdings, issued 5,227,273 of its shares with a fair value of $6,351,076 to the seller of Holdings. The Company recognized the fair value of the capital provided as additional paid in capital.

In April 2022 the Company sold Fat Shark Technology SEZC to French for $1.  SEZC was a duly registered company in the Cayman Islands but had no assets or liabilities and was basically a dormant entity.

Note 12 - Related-Party Transactions

The Company sells products to Rotor Riot LLC (“Rotor Riot”) which is also wholly owned by Red Cat. Sales totaled $104,961 and $82,456 during the fiscal years ended April 30, 2022 and 2021, respectively.

Since its founding in November 2020, the Company has received funding from its Parent to support its operations. The Company received net funding of $249,999 during the fiscal year ended April 30, 2021. The balance due to Red Cat at April 30, 2021 totaled $249,999. The Company received net funding of $2,484,601 during the fiscal year ended April 30, 2022, primarily related to payments of debt obligations and accrued interest totaling $1,665,929 and a net loss of $936,514. The balance due to Red Cat at April 30, 2022 totaled $2,734,600.

Note 13 – Subsequent Events

On November 21, 2022 the Company entered into a Share Purchase Agreement (“Purchase Agreement”) with Unusual Machines, Inc. (“Unusual Machines”) to purchase 100% of Rotor Riot, LLC and Fat Shark Ltd. for total consideration of $18 million. The purchase price consists of $5.0 million in cash, $2.5 million in a Senior Secured Convertible Promissory Note, and $10.5 million in the Company’s Series A Convertible Preferred Stock. The consummation of the transactions contemplated by the Purchase Agreement are subject to certain closing conditions including, without limitation, Unusual Machines completing a public offering (the “Offering”), the related S-1 registration statement being declared effective by the Securities and Exchange Commission, the approval by Nasdaq Capital market (“Nasdaq”) of Unusual Machine’s listing application and the commencement of trading on Nasdaq simultaneously with the consummation of the Offering.

The Company has evaluated events through December 14, 2022, which is the date the financial statements were available to be issued. There were no additional material subsequent events that require recognition or disclosure in these financial statements other than those described above.

F-34

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Rotor Riot, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Rotor Riot, LLC as of April 30, 2022 and April 30, 2021, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2022 and April 30, 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s Liabilities exceeding Assets raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company's auditor since 2020

Lakewood, CO

December 14, 2022

F-35

Rotor Riot, LLC

Balance Sheets

	April 30,	April 30,
	2022	2021
ASSETS
Current assets
Cash	$20,041	$106,908
Inventory	375,570	213,989
Other	245,341	8,604
Total current assets	640,952	329,501

Operating lease right-of-use assets	133,293	–
Intangible assets, net	20,000	20,000
Other	3,853	3,853
Total long term assets	157,146	23,583

TOTAL ASSETS	$798,098	$353,354

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$11,965	$7,820
Accrued expenses	68,266	33,355
Debt obligations	–	269,045
Due to related party	1,529,371	507,900
Customer deposits	136,197	28,427
Operating lease liabilities	51,095	–
Total current liabilities	1,796,894	846,547

Operating lease liabilities – long term	91,275	–
Commitments and contingencies

Members’ equity
Cumulative contributions	151,000	151,000
Cumulative deficit	(840,748)	(243,870)
Cumulative distributions	(400,323)	(400,323)
Total members' equity	(1,090,071)	(493,193)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$798,098	$353,354

See accompanying notes.

F-36

Rotor Riot, LLC

Statements of Operations

	Year ended April 30,
	2022	2021

Revenues	$2,028,149	$2,194,503

Cost of goods sold	1,587,674	1,638,070

Gross margin	440,475	556,433

Operating expenses
Operations	372,473	374,556
Research and development	58,719	28,368
Sales and marketing	220,007	81,449
General and administrative	220,366	121,342
Stock based compensation	161,087	–
Total operating expenses	1,032,652	605,715
Operating loss	(592,177)	(49,282)

Other expense (income)
Interest expense	4,701	20,327

Net loss	$(596,878)	$(69,609)

See accompanying notes.

F-37

Rotor Riot, LLC

Statements of Members’ Equity

	Cumulative Contributions	Cumulative Deficit	Cumulative Distributions	Total Members’ Equity
Balances, April 30, 2020	$151,000	$(174,261)	$(400,323)	$(423,584)

Net Loss	–	(69,609)	–	(69,609)

Balances, April 30, 2021	$151,000	$(243,870)	$(400,323)	$(493,193)

Net Loss	–	(596,878)	–	(596,878)

Balances, April 30, 2022	$151,000	$(840,748)	$(400,323)	$(1,090,071)

See accompanying notes.

F-38

Rotor Riot, LLC

Cash Flows Statements

	Year ended April 30,
	2022	2021
Cash Flows from Operating Activities
Net loss	$(596,878)	$(69,609)
Stock based compensation	161,087	–
Changes in operating assets and liabilities
Inventory	(161,581)	(135,339)
Other	(236,737)	(8,604)
Operating lease right-of-use assets and liabilities	9,077	–
Customer deposits	107,770	(9,992)
Accounts payable	4,145	(190,809)
Accrued expenses	34,911	(18,941)
Net cash used in operating activities	(678,206)	(433,294)

Cash Flows from Financing Activities
Proceeds from related party obligations	860,384	338,449
Payments under debt obligations	(269,045)	150,274
Net cash provided by financing activities	591,339	488,723

Net (decrease) increase in Cash	(86,867)	55,429
Cash, beginning of period	106,908	51,479
Cash, end of period	20,041	106,908

Cash paid for interest	$4,701	$17,956
Cash paid for income taxes	$–	$–

See accompanying notes.

F-39

Rotor Riot, LLC

Notes to the Financial Statements

April 30, 2022 and 2021

Note 1 – The Business

Originally founded in 2016, Rotor Riot, LLC (“Rotor Riot” or the “Company”) was acquired by and became a wholly owned subsidiary of Red Cat Holdings (“Red Cat” or the “Parent”) in January 2020. The Company sells drones, parts and related equipment to the consumer marketplace through its digital storefront located at www.rotorriot.com.

Note 2 – Going Concern

The Company has incurred net losses since its acquisition by Red Cat which has provided funding to enable the company to continue to operate. These financial statements reflect the operating results of the Company for the two years ended April 30, 2022, including the financial support received from its Parent. These financial statements may not be indicative of the company’s operating results if it had operated without financial support from its Parent.

The financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As reflected in our accompanying financial statements, we had negative working capital of $1,155,942 at April 30, 2022 and have accumulated losses totaling $840,748 through April 30, 2022. Management recognizes that these operating results and our financial position raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and the classification of liabilities that might be necessary should we be unable to continue as a going concern.

Note 3 – Summary of Significant Accounting Policies

Basis of Accounting – The financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Certain prior period amounts have been restated to conform to the current year presentation.

Use of Estimates – The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates reflected in these financial statements include those used to (i) determine stock-based compensation, (ii) complete purchase price accounting for acquisitions, and (iii) accounting for derivatives.

Cash and Cash Equivalents – At April 30, 2022 and 2021, we held cash of $20,041 and $106,908, respectively, in multiple commercial banks and financial services companies. We have not experienced any loss on these cash balances and believe they are not exposed to any significant credit risk.

Leases – Effective August 1, 2021, the Company adopted Accounting Standards Codification (ASC) 842 titled “Leases” which requires the recognition of assets and liabilities associated with lease agreements. The Company adopted ASC 842 on a modified retrospective transition basis which means that it did not restate financial information for any periods prior to August 1, 2021. Upon adoption, the Company recognized a lease liability obligation of $260,305 and a right-of-use asset for the same amount.

The Company determines if a contract is a lease or contains a lease at inception.  Operating lease liabilities are measured, on each reporting date, based on the present value of the future minimum lease payments over the remaining lease term.  The Company's leases do not provide an implicit rate. Therefore, the Company uses an effective discount rate of 12% based on its last debt financings. Operating lease assets are measured by adjusting the lease liability for lease incentives, initial direct costs incurred and asset impairments.  Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term with the operating lease asset reduced by the amount of the expense. Lease terms may include options to extend or terminate a lease when they are reasonably certain to occur.

F-40

Fair Values, Inputs and Valuation Techniques for Financial Assets and Liabilities, and Related Disclosures – The fair value measurements and disclosure guidance defines fair value and establishes a framework for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In accordance with this guidance, the Company has categorized its recurring basis financial assets and liabilities into a three-level fair value hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2: Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3: Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

Disclosures for Non-Financial Assets Measured at Fair Value on a Non-Recurring Basis

The Company's financial instruments mainly consist of cash, receivables, current assets, accounts payable, accrued expenses and debt. The carrying amounts of cash, receivables, current assets, accounts payable, accrued expenses and current debt approximates fair value due to the short-term nature of these instruments.

Revenue Recognition – The Company recognizes revenue in accordance with ASC 606, “Revenue from Contracts with Customers”, issued by the Financial Accounting Standards Board (“FASB”). This standard includes a comprehensive evaluation of factors to be considered regarding revenue recognition including (i) identifying the promised goods, (ii) evaluating performance obligations, (iii) measuring the transaction price, (iv) allocating the transaction price to the performance obligations if there are multiple components, and (v) recognizing revenue as each obligation is satisfied.  The Company’s revenue transactions include a single component, specifically, the shipment of goods to customers as orders are fulfilled. The Company recognizes revenue upon shipment. The timing of the shipment of orders can vary considerably depending upon whether an order is for an item normally maintained in inventory or an order that requires assembly or unique parts. Customer deposits totaled $136,197 and $28,427 at April 30, 2022 and 2021, respectively.

Research and Development – Research and development expenses include payroll, employee benefits, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, as well as a proportionate share of overhead costs such as rent. Costs related to software development are included in research and development expense until technological feasibility is reached, which for our software products, is generally shortly before the products are released to production. Once technological feasibility is reached, such costs are capitalized and amortized as a cost of revenue over the estimated lives of the products.

Income Taxes – Deferred taxes are provided on the liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

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Recent Accounting Pronouncements – Management does not believe that recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

Stock-Based Compensation – For stock options, we use the estimated grant-date fair value method of accounting in accordance with ASC Topic 718, Compensation – Stock Compensation. Fair value is determined based on the Black-Scholes Model using inputs reflecting our estimates of expected volatility, term and future dividends. We recognize forfeitures as they occur. For restricted stock, we determine the fair value based on our stock price on the date of grant. For both stock options and restricted stock, we recognize compensation costs on a straight-line basis over the service period which is the vesting term.

Related Parties – Parties are considered to be related to us if they have control or significant influence, directly or indirectly, over us, including key management personnel and members of the Board of Directors. Related Party transactions are disclosed in Note 12.

Note 4 – Inventories

Inventories, consisting solely of finished goods, totaled $375,570 and $213,989 at April 30, 2022 and 2021, respectively.

Note 5 – Other Assets

Other assets, short term, included.

	April 30, 2022	April 30, 2021
Prepaid inventory	$231,467	$–
Prepaid expenses	13,874	8,604
Total	$245,341	$8,604

Other assets, long term, represented security deposits at April 30, 2022 and 2021.

Note 6 – Intangible Assets

Intangible assets relate solely to trademarks acquired in an acquisition completed in 2016.

Note 7 – Operating Leases

As of April 30, 2022, the Company had operating type leases for real estate and no finance type leases. The Company’s leases have remaining lease terms of up to 2.75 years. Operating lease expense totaled $74,518 for the fiscal year ended April 30, 2022.

Location	Monthly Rent	Expiration	Fiscal 2023	Fiscal 2024	Fiscal 2025	Total
Orlando, Florida	$4,692	January 2025	$56,584	$57,716	$43,933	$158,233
Orlando, Florida	$1,690	September 2022	$8,450	–	–	$8,450
		Total	$65,034	$57,716	$43,933	$166,683

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Year Ended
Supplemental Information	April 30, 2022
Operating cash paid to settle lease liabilities	$75,423
Right of use asset additions in exchange for lease liabilities	$260,305
Weighted average remaining lease term (in years)	2.61
Weighted average discount rate	12%

Note 8 – Debt Obligations

A.	Shopify Capital

Shopify Capital is an affiliate of Shopify, Inc. which provides sales software and services to the Company.  The Company processes customer transactions ordered on the e-commerce site for Rotor Riot through Shopify. Shopify Capital has entered into multiple agreements with the Company in which it has "purchased receivables" at a discount. Shopify retains a portion of the Company's daily receipts until the purchased receivables have been paid.  The Company recognizes the discount as a transaction fee, in full, in the month in which the agreement is executed.  Agreements with activity during the two years ended April 30, 2022 included:

Date of Transaction	Purchased Receivables	Payment to Company	Transaction Fees	Withholding Rate	Fully Repaid In
May 2020	$158,200	$140,000	$18,200	17%	October 2020
September 2020	$209,050	$185,000	$24,050	17%	May 2021
April 2021	$236,500	$215,000	$21,500	17%	January 2022

B.	PayPal

PayPal is an electronic commerce company that facilitates payments between parties through online funds transfers. The Company processes certain customer payments ordered on its e-commerce site through PayPal. The Company has entered into multiple agreements under which PayPal provides an advance on customer payments, and then retains a portion of customer payments until the advance is repaid. PayPal charges a fee which the Company recognizes in full upon entering an agreement. A November 2019 agreement under which PayPal advanced $100,000 and charged a transaction fee of $6,900 was completed in January 2021. A January 2021 agreement under which PayPal advanced $75,444 and charged a transaction fee of $2,444 was completed in August 2021.

Balances outstanding at April 30, 2021 were:
Shopify Capital	$236,584
PayPal	32,461
Total	$269,045

Note 9 – Income Taxes

Rotor Riot is an LLC based in the United States and files its annual income tax return on a Form 1120. Since inception, we have incurred net losses in each year of operations. Our current provision for the reporting periods presented in these financial statements consisted of a tax benefit against which we applied a full valuation allowance, resulting in no current provision for income taxes. In addition, there was no deferred provision for any of these reporting periods.

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At April 30, 2022 and 2021, we had accumulated deficits of approximately $841,000 and $244,000, respectively. Deferred tax assets related to the future benefit of these net operating losses for tax purposes totaled approximately $126,150 and $36,600, respectively, calculated using the minimum U.S. corporate tax rate of 15%. Currently, we focus on projected future taxable income in evaluating whether it is more likely than not that these deferred assets will be realized. Based on the fact that we have not generated an operating profit since inception, we have applied a full valuation allowance against our deferred tax assets at April 30, 2022 and 2021.

Note 10 – Members’ Equity

In January 2020, Red Cat Holdings acquired 8,000,001 Membership Interests, representing 100% ownership of the Company.

Note 11 – Share Based Awards

Red Cat has established the 2019 Equity Incentive Plan (the "Plan") to incentive key employees, consultants, and directors with long term compensation awards such as stock options, restricted stock, and restricted stock units (collectively, the "Awards"). The Company recognized stock-based compensation expense in connect with Awards to its employees.

Options

The table below sets forth the range of assumptions used to calculate the fair value of options granted during the fiscal year ended April 30, 2022:

Exercise Price	$2.52 – 2.60
Stock price on date of grant	2.52 – 2.60
Risk-free interest rate	1.32 – 1.57%
Dividend yield	–
Expected term (years)	8.25 – 10.00
Volatility	214.53 – 270.30%

A summary of options activity under the Plan since April 30, 2021 is as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding as of April 30, 2021	147,475	0.82	8.99	474,870
Granted	221,000	2.58
Exercised	–	–
Forfeited or expired	(1,000)	2.60
Outstanding as of April 30, 2022	367,475	1.88	8.59	178,445
Exercisable as of April 30, 2022	198,808	$1.28	8.10	$178,445

The aggregate intrinsic value of outstanding options at April 30, 2022 and 2021 represents the excess of the stock price at April 30, 2022 and 2021 of $2.03 and $4.04, respectively, over the exercise price of each option. As of April 30, 2022 and April 30, 2021, there was $405,863 and $0 of unrecognized stock-based compensation expense related to unvested stock options which is expected to be recognized over the weighted average periods of 1.44 and 0 years, respectively.

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Stock Compensation

Stock compensation expense for the year ended April 30, 2022 was as follows:

General and administrative	$9,136
Research and development	18,349
Operations	108,487
Sales and marketing	25,115
Total	$161,087

Stock compensation expense totaled $0 for the year ended April 30, 2021.

Note 12 - Related-Party Transactions

The Company purchases drones from Fat Shark Holdings, Ltd, which is also wholly owned by Red Cat Holdings. Purchases from Fat Shark totaled $104,961 and $82,456 during the fiscal years ended April 30, 2022 and 2021, respectively.

Since becoming a wholly owned subsidiary of Red Cat, the Company has received funding from its Parent to support its operations. During the fiscal year ended April 30, 2021, the Company received net funding of $338,449 primarily related to inventory which increased $135,339, payments of accounts payable and accrued expenses of $209,750, and a net loss of $69,609. The balance due to Red Cat at April 30, 2021 totaled $338,449. During the fiscal year ended April 30, 2022, the Company received net funding of $1,021,471 primarily related to increased inventory purchases of $398,318, payments of notes payable of $269,045, and a net loss of $596,878. The balance due to Red Cat at April 30, 2022 totaled $1,529,371.

Note 13 – Subsequent Events

On November 21, 2022 the Company entered into a Share Purchase Agreement (“Purchase Agreement”) with Unusual Machines, Inc. (“Unusual Machines”) to purchase 100% of Rotor Riot, LLC and Fat Shark Ltd. for total consideration of $18 million. The purchase price consists of $5.0 million in cash, $2.5 million in a Senior Secured Convertible Promissory Note, and $10.5 million in the Company’s Series A Convertible Preferred Stock. The consummation of the transactions contemplated by the Purchase Agreement are subject to certain closing conditions including, without limitation, Unusual Machines completing a public offering (the “Offering”), the related S-1 registration statement being declared effective by the Securities and Exchange Commission, the approval by Nasdaq Capital market (“Nasdaq”) of Unusual Machine’s listing application and the commencement of trading on Nasdaq simultaneously with the consummation of the Offering.

The Company has evaluated events through December 14, 2022, which is the date the financial statements were available to be issued. There were no additional material subsequent events that require recognition or disclosure in these financial statements other than those described above.

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Unusual Machines, Inc.

PRELIMINARY PROSPECTUS

Sole Book Running Manager

   , 2022

Through and including             , 2022 (the 25th day after the date of this Offering), all dealers effecting transactions in these securities, whether or not participating in this Offering, may be required to deliver a Prospectus. This is in addition to a dealer’s obligation to deliver a Prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

INFORMATION NOT REQUIRED IN A PROSPECTUS

Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of the various expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of securities being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq initial listing fee.

Item	Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq initial listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Underwriter’s Non-Accountable Expense Allowance		*
Miscellaneous expenses		*

Total	$	*

____________________

* To be filed by amendment.

Indemnification of Directors and Officers.

The law of the Commonwealth of Puerto Rico provides for discretionary indemnification for each person who serves as or at our request as an officer or director. We may indemnify such individual against all costs, expenses, and liabilities incurred in a threatened, pending or completed action, suit, or proceeding brought because such individual is a director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he/she must not have had a reasonable cause to believe his conduct was unlawful.

Our Bylaws provide that our Company shall indemnify its officers and directors to the fullest extent permitted by the Commonwealth of Puerto Rico General Corporation Act, and as provided for in the Company’s Articles of Incorporation and our Bylaws.

Our Bylaws provide that each person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other entity, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Commonwealth of Puerto Rico General Corporation Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss actually and reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 3 of the bylaws, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was  authorized by the Board of Directors of the Company.

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The right to indemnification conferred in our bylaws is a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Commonwealth of Puerto Rico Corporation Act requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other  capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the bylaws. The Company may, by action of its Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Recent Sales of Unregistered Securities

The following is a summary of all securities that we have sold during the last three years without registration under the Securities Act of 1933, as amended.

On September 10, 2021, we closed a private offering pursuant to Rule 506(b) under the Securities Act. Our founders purchased 3,000,000 shares of common stock at a price of $0.01 per share for total proceeds of $30,000.

On September 14, 2021, we closed a private offering pursuant to Rule 506(b) under the Securities Act of 4,552,000 shares of common stock at a price of $0.50 per share for total proceeds of $3,276,000.

On December 31, 2021, we closed a private offering pursuant to Rule 506(b) under the Securities Act of 482,500 shares of common stock at a price of $4.00 per share for total proceeds of $1,930,000.

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EXHIBIT INDEX

Exhibit No.	Description	Filed/Furnished Herewith	Incorporated by Reference
			Form	Exhibit No.	Filing Date
1.1	Form of Underwriting Agreement*+
3.1	Articles of Incorporation*
3.2	Bylaws*
4.1	Senior Secured Convertible Promissory Note*
4.2	Certificate of Designation of Series A Convertible Preferred Stock*
4.3	Certificate of Designation of Series B Convertible Preferred Stock*
5.1	Opinion of Nason, Yeager, Harris & Fumero, P.A.*
10.1	Share Purchase Agreement*+
10.2	Registration Rights Agreement*+
10.3	2022 Equity Incentive Plan#*
10.4	Employment Agreement Brandon Torres Declet #+*
10.5	Employment Agreement with Brian Hoff#+*
23.1	Consent of Borgers CPA PC*
23.2	Consent of Nason, Yeager, Gerson, Harris & Fumero, P.A.(1)
107	Filing fee table*

____________

(1)	Contained in Exhibit 5.1
*	To be filed by amendment.
#	Indicates management contract or compensatory plan, contract or agreement.
+	Certain schedules, appendices and exhibits to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC Staff upon request.
++	Portions of this exhibit have been omitted as permitted by the rules of the SEC. The information omitted is both (i) the type that the Company customarily and actually treats as private or confidential, and (ii) not material. The Company undertakes to submit an un-redacted copy of this exhibit for review if requested by the SEC Staff.

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UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)	Each Prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed Prospectus was deemed part of and included in the registration statement; and

(B)	Each Prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of Prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the Prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that Prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fi de offering thereof. Provided, however, that no statement made in a registration statement or Prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or Prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or Prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

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(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary Prospectus or Prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing Prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing Prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fi de offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Juan, Puerto Rico on _____________, 2022.

UNUSUAL MACHINES, INC.

By:
Brandon Torres Declet
Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Chief Executive Officer and Director
Brandon Torres Declet	(Principal executive officer)

/s/	Chief Financial Officer
Brian Hoff	(Principal financial and accounting officer)

/s/	Director
Cristina Colon

/s/	Director
Jeffrey Thompson

/s/	Director
Robert Lowry

/s/	Director
Thomas Walker

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